PRUDENTIAL RETIREMENT SECURITY ANNUITY IV

PROSPECTUS: DECEMBER 29, 2011

This prospectus describes the Prudential Retirement Security Annuity IV, a flexible premium deferred annuity (the “Annuity” or “Contract”) offered by Prudential Retirement Insurance and Annuity Company (“PRIAC”, the “Company”, “we”, “our” or “us”) and the PRIAC Variable Contract Account A. The Annuity may be offered as an individual annuity contract or as an interest in a group annuity. When offered as an interest in a group annuity, “Contract” or “Annuity” also means any certificate providing rights and benefits to a person to whom the certificate is issued. The Annuity or certain of its investment options or features may not be available in all states. Various rights and benefits may differ between states to meet applicable laws and regulations.

The Annuity is sold by PRIAC to retirement plans and accounts qualifying for federal tax benefits under sections 401(a), 403(b), 403(c), 408(a), 408A or 457 of the Internal Revenue Code of 1986, as amended (“Code”). We may require the custodian of any individual retirement account, be our designated affiliate. Eligible investors may contribute Purchase Payments to the Annuity subject to our underwriting guidelines and the Code.

Currently, the Annuity is available to fund the following plan types:

■	Plan Type A: A custodial account established as an IRA or Roth IRA.
■	Plan Type B: An employment based retirement plan or arrangement.

Prudential Retirement Security Annuity IV is not available for the transfer or conversion of Prudential IncomeFlex Target Benefit guarantees under a qualified retirement plan sponsored by your employer or union that offers an in-plan Prudential IncomeFlex Target Benefit.

If you are purchasing the Annuity as a replacement for existing variable annuity or variable life coverage, you should consider, among other things, any surrender or penalty charges you may incur when replacing your existing coverage. Before purchasing this Annuity, you also should consider whether its features and benefits meet your needs and goals. In particular, you should consider the relative features, benefits and costs of this Annuity compared with those in your retirement plan or elsewhere before transferring assets to this Annuity. PRIAC is a wholly-owned subsidiary of The Prudential Insurance Company of America.

PLEASE READ THIS PROSPECTUS

This prospectus describes important features of the Annuity and what you should consider before purchasing it. Please read this prospectus before purchasing the Annuity and keep it for future reference. The accompanying prospectuses for the underlying mutual fund(s) contain important information about the mutual fund(s). When you invest in a Variable Investment Option, you should read the underlying mutual fund prospectus and keep it for future reference.

THE FUND

The Annuity offers a Variable Investment Option, a sub-account of the PRIAC Variable Contract Account A, that invests in an underlying mutual fund portfolio. The sub-account invests in the Prudential Asset Allocation Fund of the Prudential Investment Portfolios, Inc.

The fund available under this Contract may also be available for direct purchase outside of an annuity or life insurance contract. If you purchase shares of the fund directly from a broker-dealer or mutual fund company, you will not pay contract or separate account charges, but you also will not have annuity options or insurance features available. Because of these additional contract and separate account charges, you should refer only to return information regarding the fund available through PRIAC or your employer, rather than to information that may be available through alternate sources.

The tax advantages available with this Contract may exist solely from its purchase through retirement plans or accounts qualifying for federal tax benefits under sections 401(a), 403(b), 403(c), 408(a), 408A or 457 of the Code. In contrast to many variable annuities, because this Contract can invest in a fund available to the general public, if the Contracts are not issued or purchased through one of these types of retirement plans, the taxes on gains may not be deferred. You should carefully consider the advantages and disadvantages of owning a variable annuity in a tax-qualified plan, as well as the costs and benefits of the Contract (including annuity income), before you purchase the Contract in a tax-qualified plan.

TO LEARN MORE ABOUT PRUDENTIAL RETIREMENT SECURITY ANNUITY IV

To learn more about the Prudential Retirement Security Annuity IV, you can request a copy of the Statement of Additional Information (SAI) dated December 29, 2011. The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally a part of this prospectus. PRIAC may also file other reports with the SEC. All of these filings can be reviewed and copied at the SEC’s offices, and can also be obtained from the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549. (See SEC file number 333-162553). You may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090. The SEC also maintains a Web site (http://www.sec.gov) that contains the Prudential Retirement Security Annuity IV SAI, material incorporated by reference, and other information regarding registrants that file electronically with the SEC. The Table of Contents of the SAI is set forth in Section 10 of this prospectus. For a free copy of the SAI, call us at (877) 778-2100, or write to us at Prudential Retirement, 30 Scranton Office Park, Scranton, PA 18507-1789.

THE SEC HAS NOT DETERMINED THAT THIS CONTRACT IS A GOOD INVESTMENT, NOR HAS THE SEC DETERMINED THAT THIS PROSPECTUS IS COMPLETE OR ACCURATE. IT IS A CRIMINAL OFFENSE TO STATE OTHERWISE. INVESTMENT IN A VARIABLE ANNUITY CONTRACT IS SUBJECT TO RISK, INCLUDING THE POSSIBLE LOSS OF YOUR MONEY. AN INVESTMENT IN THE ANNUITY IS NOT A BANK DEPOSIT AND IS NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

PRUDENTIAL FINANCIAL AND THE ROCK PRUDENTIAL LOGO ARE REGISTERED SERVICE MARKS OF THE PRUDENTIAL INSURANCE COMPANY OF AMERICA, NEWARK, NJ, AND ITS AFFILIATES.

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PART I – SUMMARY

PRUDENTIAL RETIREMENT SECURITY ANNUITY IV PROSPECTUS

GLOSSARY

We have tried to make this prospectus as easy to read and understand as possible. By the nature of the Contract, however, certain technical words or terms are unavoidable. We have identified the following as some of these words or terms. Certain terms within this prospectus are described within the text where they appear.

Accumulation Phase: The period that begins with the Contract Date (which we define below) and ends on your Annuity Date (defined below), or earlier if the Contract is terminated through a full withdrawal or payment of a Death Benefit.

Adjusted Contract Value: When you begin receiving Annuity Payments, the value of your Contract minus any charge we impose for premium taxes.

Annual Guaranteed Withdrawal Amount: Under the terms of the Prudential IncomeFlex Target Benefit, an amount that you may withdraw each Birthday Year as long as you live (if the optional Spousal Benefit is elected, then until the last to die of you and your spouse). The Annual Guaranteed Withdrawal Amount is set initially as a percentage of the Income Base, but will be adjusted to reflect subsequent Purchase Payments, Excess Withdrawals and any Step-Up. We may refer to this amount as the “Lifetime Annual Withdrawal Amount” in materials other than this prospectus.

Annuitant: The person whose life determines the amount of Annuity Payments that will be paid.

Annuity Date: The date you elect to begin Annuity Payments (annuitization). We define Annuity Payments below.

Annuity Options: Options under the Contract that define the frequency and duration of Annuity Payments. In your Contract, we also refer to these as payout Annuity Options. See Section 3, “What Kind Of Payments Will I Receive During The Annuity Phase?”

Annuity Payments: Payments made on or after your Annuity Date in accordance with the Annuity Option you select. Annuity Payments under the payout or Annuity Options are not considered to be withdrawals for any purposes, including withdrawals under the Prudential IncomeFlex Target Benefit. For more information about guaranteed withdrawals, see “Withdrawals Under The Prudential IncomeFlex Target Benefit” in Section 5, “What Is The Prudential IncomeFlex Target® Benefit?”

Annuity Phase: The period that begins with the Annuity Date and ends when there are no further Annuity Payments due under the Annuity Option you select.

Beneficiary: The person(s) or entity you have chosen to receive the Death Benefit.

Birthday: Each anniversary of your date of birth. If this date is not a Business Day, then the Birthday will be the last Business Day immediately preceding the anniversary of your date of birth.

Birthday Year: Each year beginning on the Birthday and ending on the last Business Day preceding the next Birthday.

Business Day: A day on which the New York Stock Exchange is open for business. A Business Day ends as of the close of trading on the New York Stock Exchange (generally 4:00 p.m. Eastern Time). Our Business Day may close earlier than 4:00 p.m. Eastern Time, for example, if regular trading on the New York Stock Exchange closes early.

Code: The Internal Revenue Code of 1986, as amended.

Contract Date: The date we accept your initial Purchase Payment and all necessary paperwork in Good Order at the Prudential Retirement Service Center. Contract anniversaries are measured from the Contract Date. A Contract year starts on the Contract Date or on a Contract anniversary. For Plan Type B, if after the Contract Date and before the Lock-In Date the Contract Value is equal to $0.00, then any subsequent allocation to a Variable Investment Option, permitted by us, on behalf of a Participant shall create a new Contract Date.

Contract Owner, Owner or You: The person entitled to the ownership rights under the Contract. With an annuity issued as a certificate under a group annuity contract, the person to whom the certificate is issued evidencing his or her rights and benefits in the certificate. See definition of Plan Contract Holder below, with respect to group annuity contract holders in connection with Plan Type B.

Contract Value: The total value of your Contract, equal to the sum of the values of your investment in each investment option. Your Contract Value will go up or down based on the performance of the investment options.

Conversion(s): The transfer of funds between an IRA and Roth IRA under this Annuity. Conversions are allowed under this Annuity as permitted by the Code.

Death Benefit: If a Death Benefit is payable, the Beneficiary you designate will receive the Contract Value. See Section 4, “What Is The Death Benefit?”

Excess Withdrawals: Withdrawals in each Birthday Year in excess of the Annual Guaranteed Withdrawal Amount. Each Excess Withdrawal reduces your Income Base and thus your Annual Guaranteed Withdrawal Amount in the same proportion as the Contract Value was reduced by the Excess Withdrawal. See Section 5, “What Is The Prudential IncomeFlex Target® Benefit?”

Good Order: An instruction received at the Prudential Retirement Service Center, utilizing such forms, signatures and dating, as we require which is sufficiently clear that we do not need to exercise any discretion to follow such instruction and which has been confirmed by the Contract Owner or your employer, if required. Good Order includes receipt of confirmation and all necessary information to insure the instruction is permitted under and in compliance with the applicable retirement arrangement. Instructions that are not in Good Order will be processed on the Business Day that Good Order is determined.

Guaranteed Withdrawal Percentage: The percentage of the Income Base used to determine the Annual Guaranteed Withdrawal Amount. See Section 5, “What Is The Prudential IncomeFlex Target® Benefit?”

Highest Birthday Value: For purposes of determining the Income Base, the initial Highest Birthday Value is the Contract Value on the Contract Date, and thereafter the highest Contract Value attained on each Birthday, until the Lock-In Date. This value is adjusted for withdrawals and subsequent Purchase Payments. See Section 5, “What Is The Prudential IncomeFlex Target® Benefit?”

Income Base: The Income Base is used to determine the Annual Guaranteed Withdrawal Amount. On the Lock-In Date, your Income Base is equal to the greater of: (A) the Highest Birthday Value or (B) the Contract Value when you lock in your Annual Guaranteed Withdrawal Amount (that is, the Contract Value on the Business Day prior to the Lock-In Date). Thereafter, the Income Base may increase or decrease, resulting from additional Purchase Payments, Withdrawals and/or Step-Up Amounts. Prior to the Lock-In Date, it equals your Highest Birthday Value and is only determined for reference purposes.

Individual Retirement Account (IRA): A tax qualified individual retirement account within the meaning of Section 408(a) of the Code, which is invested in the Variable Investment Option used to provide our guarantees under this Annuity. Such IRA is subject to eligibility requirements, contribution limits and other tax particulars as specified in the Code. We may require that the custodian of the IRA funded by the Annuity be our designated affiliate. This Contract is issued as a nonqualified annuity. In order for it to be used for an IRA, the Contract must be issued to a custodial account established as an IRA.

Lock-In Date: The date you elect to lock in your Annual Guaranteed Withdrawal Amount under this Annuity. You must attain age 55 to select a Lock-In Date (both you and your spouse must attain age 55 to select a Lock-In Date for the Spousal Benefit).

Participant: A Participant in a retirement plan or arrangement within the meaning of Plan Type B.

Plan Contract Holder: The employer, trust or association to which a group annuity contract has been issued when the Annuity is used to fund Plan Type B.

Plan Type A: A custodial account established as an IRA or Roth IRA.

Plan Type B: An employment based retirement plan or arrangement qualifying for favorable tax treatment under the Code. For example, this would include retirement plans qualifying for tax benefits under sections 401(a), 403(b) or 457 of the Code.

Prudential IncomeFlex Target Benefit or IncomeFlex Target Benefit: A standard feature of the Annuity that guarantees your ability to withdraw a percentage of an initial notional value called the Income Base for your life if certain conditions are satisfied. A charge for this guarantee is deducted from the value of your investment options.

Prudential Retirement Service Center: For general correspondence or express overnight mail: Prudential Retirement, 30 Scranton Office Park, Scranton, PA 18507-1789. The phone number is (877) 778-2100. Prudential’s Web site is www.prudential.com/online/retirement.

Purchase Payments: The amount of money you pay us to purchase the Contract initially and any amounts deposited as additional Purchase Payments after the Contract Date, including payments allocated from other investment options and contracts. Generally, subject to limits of the Code and, if applicable, your plan or custodial account agreement, you can make additional Purchase Payments at any time during the Accumulation Phase.

Recharacterization(s): The redefining of a transfer made to an individual retirement account as having been made or transferred instead to another type of individual retirement account. You may elect to recharacterize funds transferred from an IRA to a Roth IRA via a Conversion and have those funds treated as if transferred initially to the IRA. You may also elect to recharacterize Purchase Payments made to your IRA or Roth IRA and have those Purchase Payments treated as if made instead to your Roth IRA or IRA, respectively. Recharacterizations are allowed under this Annuity as permitted by the Code

Roth Individual Retirement Account (Roth IRA): A tax qualified individual retirement account within the meaning of Section 408A of the Code, as amended, which is invested in the Variable Investment Option used to provide our guarantees under this Annuity. Such Roth IRA is subject to eligibility requirements, contribution limits and other tax particulars as specified in the Code. We may require that the custodian of the Roth IRA funded by the Annuity be our designated affiliate. This Contract is issued as a nonqualified annuity. In order for it to be used for a Roth IRA, the Contract must be issued to a custodial account established as a Roth IRA.

Separate Account: Purchase Payments allocated to the Variable Investment Option are held by us in a separate account called PRIAC Variable Contract Account A. The Separate Account is set apart from all of the general assets of PRIAC.

Spousal Benefit: An optional version of the Prudential IncomeFlex Target Benefit, if elected and certain conditions are satisfied, which extends guaranteed withdrawals until the last to die of you and your spouse. While there is no additional charge for this version of the benefit, any Annual Guaranteed Withdrawal Amounts will be less than if you had not elected it.

Statement of Additional Information: A document containing certain additional information about the Prudential Retirement Security Annuity IV. We have filed the Statement of Additional Information with the Securities and Exchange Commission and it is legally a part of this prospectus. To learn how to obtain a copy of the Statement of Additional Information, see the front cover of this prospectus.

Status: For purposes of determining the transfer of guaranteed values between the IRA and Roth IRA, your status is based upon the Guaranteed Withdrawal Percentage applicable to the IRA and/or Roth IRA.

Step-Up Amount: The excess, if any, of the Contract Value over the Income Base, determined annually as of the Step-Up Date.

Step-Up Date: After the Lock-In Date, the Business Day that immediately precedes your Birthday.

Tax Deferral: This is a way to increase your assets without currently being taxed. Generally, you do not pay taxes on your Contract earnings until you take money out of your Contract. You should be aware that the only way to receive Tax Deferral for the value in this Contract is for it to be held in a tax favored plan (an employment based retirement plan or individual retirement account), which provides Tax Deferral regardless of whether it invests in annuity contracts. See Section 9, “What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity IV?”

Variable Investment Option: When you choose a Variable Investment Option, we purchase shares of the underlying mutual fund, which we may refer to as a fund or portfolio, that are held as an investment for that option. We hold these shares in the Separate Account. The division of the Separate Account of PRIAC that invests in a particular mutual fund is referred to in your Contract as a sub-account.

SUMMARY OF CONTRACT EXPENSES

The purpose of this summary is to help you to understand the costs you will pay for the Prudential Retirement Security Annuity IV. The following tables describe the fees and expenses you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses you will pay when you buy the Contract, surrender the Contract, or transfer cash value between investment options. Fees and expenses apply to all plan types (Plan Type A and Plan Type B).

For more detailed information, including additional information about current and maximum charges, see Section 7, “What Are The Expenses Associated With The Prudential Retirement Security Annuity IV?” The accompanying individual mutual fund prospectus contains detailed expense information about the underlying mutual fund.

CONTRACT OWNER TRANSACTION EXPENSES
Charge For Premium Tax Imposed On Us By Certain States/Jurisdictions [1]
(As a Percentage of Contract Value)	0% to 3.5%

1	For additional information see “Taxes Attributable to Premium” in Section 7, “What Are The Expenses Associated With The Prudential Retirement Security Annuity IV?”

PERIODIC ACCOUNT EXPENSES
The table below describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including underlying mutual fund fees and expenses.
	Current	Maximum
Annual Contract Fee [2]	$0	$150

Insurance and Administrative Expenses (As a percentage of average daily net assets of the sub-accounts)

	Plan Type A		Plan Type B
	Current	Maximum	Current	Maximum
Insurance and Administrative Charge	0.65%	1.75%	0.00%	1.50%
IncomeFlex Target Benefit	1.00%	1.50%	1.15%	1.50%
Total Annual Charge with the IncomeFlex Target Benefit[3]	1.65%	3.25%	1.15%	3.00%

2	Currently, we waive this fee. As shown in the table, we can increase this fee in the future up to a maximum of $150, but we have no current intention to do so.
3	The total annual charge is the sum of the insurance and administrative charge and the charge for the base IncomeFlex Target Benefit.

TOTAL ANNUAL MUTUAL FUND OPERATING EXPENSES

The next item shows the operating expenses charged by the underlying mutual fund, which are deducted from the underlying mutual fund assets, including management fees and other expenses that you may pay periodically during the time that you own the Contract. More detail on the underlying mutual fund’s fees and expenses is contained below and in the fund’s prospectus. The total operating expenses depicted below are based on historical fund expenses, as of the fiscal year ended, September 30, 2010, for Class Z shares of the Prudential Asset Allocation Fund (the “Prudential Fund”). Fund expenses are not fixed or guaranteed by the Prudential Retirement Security Annuity IV Contract, and may vary from year to year.

Total Annual Underlying Mutual Fund Operating Expense	1.00%

UNDERLYING MUTUAL FUND PORTFOLIO ANNUAL EXPENSES Annual Portfolio Operating Expenses (expenses That Are Deducted From Portfolio Assets, In %)

	Management Fees	Other Expenses	Total Annual Portfolio Operating Expenses
Prudential Asset Allocation Fund (Class Z)	0.65%	0.35%	1.00%

EXPENSE EXAMPLE

This example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract fees, Separate Account annual expenses, and underlying mutual fund fees and expenses, without any reduction for fee waivers or expense reimbursements.

The example assumes that you invest $10,000 in the Contract for the time periods indicated. The example also assumes that your investment has a 5% return each year and assumes the maximum fees and expenses of the mutual fund, for its most recent fiscal year end, which do not reflect any expense reimbursements or waivers. Although your actual costs may be higher or lower, based on these assumptions, your costs would be as indicated in the tables that follow.

EXPENSES WITH PRUDENTIAL INCOMEFLEX TARGET BENEFIT

Examples 1 and 2 assume the following:

■	You invest $10,000 in Prudential Retirement Security Annuity IV;
■	You allocate all of your assets to the Variable Investment Option, which has the maximum total operating expenses;
■	Your investment has a 5% return each year;
■	The mutual fund’s total operating expenses remain the same each year;
■	No tax charge applies;
■	We charge the maximum Periodic Account Expenses, rather than the current charges; and
■	No reduction for fee waivers or expense reimbursements.

EXAMPLE 1 Plan Type A
1 yr	3 yrs	5 yrs	10 yrs
$573	$1,706	$2,822	$5,539

EXAMPLE 2 Plan Type B
1 yr	3 yrs	5 yrs	10 yrs
$402	$1,218	$2,051	$4,206

THESE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. PREMIUM TAXES ARE NOT REFLECTED IN THESE EXAMPLES. DEPENDING ON THE STATE YOU LIVE IN, A CHARGE FOR PREMIUM TAXES MAY APPLY. YOUR ACTUAL FEES WILL VARY BASED ON THE AMOUNT OF YOUR CONTRACT AND YOUR SPECIFIC ALLOCATION(S). THESE EXAMPLES DO NOT REFLECT MINIMUM INITIAL PURCHASE PAYMENT REQUIREMENTS. PLEASE SEE SECTION 6, “HOW CAN I PURCHASE THE PRUDENTIAL RETIREMENT SECURITY ANNUITY IV?”

FINANCIAL STATEMENTS

The financial statements of PRIAC and the Separate Account are included in the Statement of Additional Information (SAI). For a free copy of the SAI, call us at (877) 778-2100, or write to us at Prudential Retirement, 30 Scranton Office Park, Scranton, PA 18507-1789.

Accumulation unit values have been included as an Appendix to the prospectus.

SUMMARY FOR SECTIONS 1 – 10

For a more complete discussion of the following topics, see the corresponding section in Part II of the prospectus.

SECTION 1: What Is The Prudential Retirement Security Annuity IV?

The Prudential Retirement Security Annuity IV is a variable annuity contract issued by PRIAC. The Contract may be used to fund retirement plans or accounts qualifying for federal tax benefits under sections 401(a), 403(b), 403(c), 408(a), 408A or 457 of the Code. These plans include custodial accounts established as IRAs and certain employment based retirement plans and arrangements. The Contract features a Variable Investment Option, certain withdrawal and annuity benefits and a Death Benefit. The Contract is intended for retirement savings or other long-term investment purposes.

For Plan Type A, the Contracts may be offered as individual contracts or interests in a group annuity. For Plan Type B, group annuity contracts are typically issued to Plan Contract Holders. The Plan Contract Holder then makes contributions to the Contract on behalf of eligible employees or members, which may include payroll deductions or similar agreements with the Plan Contract Holder as permitted by the retirement plan.

You can invest your money in the Variable Investment Option available under the Contract, which offers the opportunity for a favorable return that can increase your Contract Value. However, this is NOT guaranteed. It is possible, due to market changes, that your Contract Value may decrease.

The Contract, like all deferred annuity contracts, has two phases: the Accumulation Phase and the Annuity Phase. During the Accumulation Phase, since you have purchased this Annuity through an IRA, Roth IRA or qualified retirement plan, any earnings grow on a tax-deferred basis and are generally taxed as income only when you make withdrawals, including withdrawals under the Prudential IncomeFlex Target Benefit. The Annuity Phase starts when you begin receiving Annuity Payments from your Contract. The amount of money you are able to accumulate in your Contract during the Accumulation Phase will help determine the amount you will receive during the Annuity Phase. Other factors will affect the amount of your payments, such as age, and the payout option you select.

You may only establish one IRA and one Roth IRA under this Annuity. If you establish both an IRA and a Roth IRA, you will receive separate Contracts describing the features and benefits of each and the guaranteed values associated with each Contract will be calculated separately.

We may amend the Contract as permitted by law. For example, we may add new features to the Contract. Subject to applicable law, we will determine whether or not to make such Contract amendments available to Contracts that already have been issued.

If you change your mind about owning the Prudential Retirement Security Annuity IV, and if allowed by your employment based retirement plan, you may cancel your Contract and request a refund within a certain period of time known as the “free look” period. The free look period is generally ten (10) days, measured from the date you receive the Contract, and is dictated by State law. However, the “free look” period may be longer depending on the state in which you purchased the Annuity. In addition to the “free look” period, the Code requires that we provide you with a “revocation period” of seven (7) days from when you purchase this Contract and establish an IRA or Roth IRA. The IRS revocation period runs concurrent with any free look period required by State law. See Section 9 “What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity IV?”

You can request a refund during the free look period by returning the Contract either to the representative who sold it to you, or to the Prudential Retirement Service Center at the address shown on the first page of this prospectus. Generally you will receive a refund equal to your Contract Value, as of the date you surrendered your Contract, less applicable federal and state income tax withholding. If however, we are required by applicable State law or the Code, in the case of an IRA or Roth IRA, to return Purchase Payments, we will return the greater of the Contract Value or total Purchase Payments, less applicable federal and state income tax withholding. Your employment based retirement plan may not make available this cancellation privilege.

SECTION 2: What Investment Option Can I Choose?

You can invest your money in the Variable Investment Option. To assist you in evaluating the option, we have classified it according to its investment style. Additionally, we have provided a brief description of the portfolio’s investment objective and key policies, which is set forth in Section 2.

The fund underlying the Variable Investment Option available under this Contract may also be available for direct purchase outside of an annuity or life insurance contract. If you purchase shares of the fund directly from a broker-dealer or mutual fund company, you will not pay contract or separate account charges, but you also will not have annuity options or insurance features available. Because of these additional contract and separate account charges, you should refer only to return information regarding the fund available through PRIAC or your plan, rather than to information that may be available through alternate sources.

Depending upon market conditions, you may earn or lose money in the option. Your Contract Value will fluctuate with the investment performance of the mutual fund portfolio underlying the Variable Investment Option. Past performance is not a guarantee of future results.

SECTION 3: What Kind Of Payments Will I Receive During The Annuity Phase? (Annuitization)

During the Annuity Phase, commonly called “annuitization,” you may choose from several annuity payment options, including guaranteed payments for life with period certain. Once you begin receiving regular Annuity Payments, you generally cannot change your payment plan.

Note that during the Accumulation Phase, the Prudential IncomeFlex Target Benefit (discussed in Section 5) also provides guaranteed minimum income protection for your life in the form of guaranteed withdrawals. These guaranteed withdrawals do not require annuitization.

SECTION 4: What Is The Death Benefit?

If the Owner dies before the Annuity Phase of the Contract begins, the person(s) or entity chosen as Beneficiary generally will receive the Contract Value. Your employment based retirement plan may require payment of the Death Benefit in the form of a Qualified Pre-Retirement Survivor Annuity (“QPSA”) or other payment method. If your plan requires payment in the form of a QPSA, please see “Spousal Consent Rules For Certain Retirement Plans” in Section 9, “What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity IV?” for important considerations before electing the Spousal Benefit. In addition, a surviving spouse may be eligible to continue this Contract and the Spousal Benefit. See Section 5, “What Is The Prudential IncomeFlex Target® Benefit?”

SECTION 5: What Is The Prudential IncomeFlex Target® Benefit?

The Prudential IncomeFlex Target Benefit guarantees your ability to withdraw a designated amount from the Annuity annually, subject to our rules regarding the timing and amount of withdrawals. This Annual Guaranteed Withdrawal Amount is equal to a percentage of a notional value (called the “Income Base”), regardless of the impact of market performance on your actual Contract Value. This benefit is designed to provide an annual withdrawal amount for life. You must attain age 55 before starting Prudential IncomeFlex Target Benefit guaranteed withdrawals (both you and your spouse must attain age 55 to begin guaranteed withdrawals with the Spousal Benefit). If spousal consent rules apply to the retirement plan in which you participate, spousal consent may be necessary in order for you, or your surviving spouse, to take withdrawals from the Contract of the Annual Guaranteed Withdrawal Amount and avoid payment of your plan interest in the form of a Qualified Joint and Survivor Annuity (“QJSA”) or QPSA. See “Other Important Considerations” in Section 5 and “Spousal Consent Rules For Certain Retirement Plans” in Section 9, “What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity IV?”

Prudential IncomeFlex Target Benefit is a standard feature of the Annuity that applies to the Annuitant automatically. The Spousal Benefit is optional. If you elect the Spousal Benefit, you may not change your mind, and your Annual Guaranteed Withdrawal Amount will be less than if you had not elected it. For additional information about the fees for the Prudential IncomeFlex Target Benefit, see “Summary of Contract Expenses” and Section 7, “What Are The Expenses Associated With The Prudential Retirement Security Annuity IV?”

SECTION 6: How Can I Purchase The Prudential Retirement Security Annuity IV?

The Contract is available only to fund retirement plans and accounts qualifying for favorable tax treatment under the Code. Investors in Plan Type A may purchase this Contract, unless we agree otherwise and subject to our rules, with a minimum initial Purchase Payment of $20,000. This minimum initial purchase requirement does not apply to Plan Type B.

You must get our prior approval for any initial and/or additional Purchase Payment of $1 million or more, unless we are prohibited under applicable law from insisting on such prior approval. Generally, subject to the Code and/or the terms of your retirement plan, you can make additional Purchase Payments at any time during the Accumulation Phase of the Contract.

Absent our prior approval, we may temporarily suspend the right to make certain additional Purchase Payments during the 90-day period following an Excess Withdrawal or any withdrawal before the Lock-In Date.

SECTION 7: What Are The Expenses Associated With The Prudential Retirement Security Annuity IV?

The Contract has insurance features and investment features, and there are costs related to each. These charges may differ based upon plan type.

■	Contract Charge: Each year we may impose a Contract maintenance charge of up to $150.00. This charge may vary by plan type.
■

Insurance and Administrative Charge: We impose an asset-based charge to cover expenses and certain insurance risks. The amount of the charge varies by plan type. We deduct this charge daily from the net asset value of the Variable Investment Option.

■

Prudential IncomeFlex Target Benefit Charge: We impose an asset-based charge for the Prudential IncomeFlex Target Benefit. See Section 5, “What Is The Prudential IncomeFlex Target® Benefit?” This charge compensates us for the costs and risks we assume in providing the benefit. The amount of the charge may vary by plan type. We deduct this charge daily from the net asset value of the Variable Investment Option.

■	Fund Expenses: You will bear the expenses associated with the underlying mutual fund that are deducted from the underlying fund’s assets.

For more information, including details about other possible charges under the Contract, see “Summary Of Contract Expenses” and Section 7, “What Are The Expenses Associated With The Prudential Retirement Security Annuity IV?”

SECTION 8: How Can I Access My Money?

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Plan Type A: You generally may withdraw money at any time during the Accumulation Phase. You may, however, be subject to income tax. If you make a withdrawal prior to age 59 1/2, you also may be subject to an additional tax penalty.

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Plan Type B: You may withdraw money subject to any restrictions imposed by the Code and your retirement plan. For example, certain retirement plans may permit withdrawals only upon earlier of severance from employment, death, disability, attaining a minimum age or the happening of an unforeseeable emergency.

This Contract provides an insurance benefit, called Prudential IncomeFlex Target Benefit, under which we guarantee that certain amounts will be available to you for withdrawal, regardless of market-related declines in your Contract Value. You are not required to withdraw these guaranteed amounts.

SECTION 9: What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity IV?

This Contract is offered to fund certain individual retirement accounts and employment based retirement plans.

Plan Type A: Generally, all or a portion of amounts withdrawn either as a lump sum or as regular payments are taxed as ordinary income. Because this Contract is issued as a nonqualified annuity, the Contract must be issued to a custodial account established as an IRA, or Roth IRA. Generally, all amounts withdrawn from IRAs and withdrawals of earnings from Roth IRAs (excluding qualified distributions from Roth IRAs) are taxable and subject to a 10% penalty if withdrawn prior to age 59 1/2.

Plan Type B: Generally, all or a portion of amounts withdrawn either as a lump sum or as regular payments are taxed as ordinary income. In some cases, the tax on lump sum distributions may be limited by special income averaging rules. Premature withdrawals may be prohibited or subject to a penalty tax.

The effect of federal taxation depends largely upon the type of retirement plan, so we can provide only a generalized description. You should consult with your tax advisor for more specific information about the tax treatment of your plan withdrawals.

The tax advantages available with this Contract may exist solely from its purchase through retirement plans or accounts qualifying for federal tax benefits under sections 401(a), 403(b), 403(c), 408(a), 408A or 457 of the Internal Revenue Code. In contrast to many variable annuities, because this Contract can invest in a fund available to the general public, if the Contracts are not issued or purchased through one of these types of retirement plans, the taxes on gains may not be deferred. You should carefully consider the advantages and disadvantages of owning a variable annuity in a tax-qualified plan, as well as the costs and benefits of the Contract (including annuity income), before you purchase the Contract in a tax-qualified plan.

SECTION 10: Other Information

This Contract is issued by Prudential Retirement Insurance and Annuity Company, a wholly-owned subsidiary of The Prudential Insurance Company of America. The Contract is sold through registered representatives of an affiliated broker/dealer.

PART II SECTIONS 1 – 10

PRUDENTIAL RETIREMENT SECURITY ANNUITY IV PROSPECTUS

1: WHAT IS THE PRUDENTIAL RETIREMENT SECURITY ANNUITY IV?

The Prudential Retirement Security Annuity IV is a variable annuity contract issued by PRIAC. Under your Contract, in exchange for your payment to us, we promise to pay you a guaranteed stream of payments upon annuitization that can begin any time after the first Contract anniversary. Your Annuity is in the Accumulation Phase until you decide to begin receiving these Annuity Payments. Annuity Payments are made on or after your Annuity Date in accordance with the Annuity Option you select. The date you elect to begin receiving Annuity Payments is the Annuity Date. On the Annuity Date, your Contract switches to the Annuity Phase. The Contract also permits you to make guaranteed withdrawals during the Accumulation Phase. See Section 5, “What Is The Prudential IncomeFlex Target® Benefit?,” for further details. These withdrawals are different than Annuity Payments.

This Annuity contract does not benefit from Tax Deferral, unlike many Annuity contracts that generally do when sold outside a tax-favored plan (these annuity contracts are generally referred to as non-qualified annuities). Tax Deferral means that you are not taxed on earnings or appreciation on the assets in your Contract until you withdraw money from your Contract. This Annuity is only offered to fund certain individual retirement accounts and employment based retirement plans, which generally provide Tax Deferral without investing in an annuity contract. If this Contract were offered outside of such tax qualified accounts or plans, you would not receive Tax Deferral. Before purchasing this Annuity, you should consider whether its features and benefits, including the income and Death Benefits, meet your needs and goals. You should consider the relative features, benefits and costs of this Annuity compared with any other investments or benefits available through your retirement plan or elsewhere.

The Prudential Retirement Security Annuity IV is a variable annuity contract. This means that during the Accumulation Phase, you can allocate your assets to the Variable Investment Option. The amount of money you are able to accumulate in your Contract during the Accumulation Phase depends upon the investment performance of the underlying mutual fund associated with that Variable Investment Option. Because the underlying mutual fund’s portfolio fluctuates in value depending upon market conditions, your Contract Value (the total value of your Contract, equal to the sum of the value of your investment in the investment option) can either increase or decrease. This is important, since the amount of the Annuity Payments you receive during the Annuity Phase depends upon the value of your Contract at the time you begin receiving payments.

For Plan Type A, you are the Owner of the Contract, as the individual for whom the IRA and/or Roth IRA is established. You generally have all the decision-making rights under the Contract. You will also be the Annuitant. The Owner is the person who receives the Annuity Payments when the Annuity Phase begins. The Annuitant is the person whose life is used to determine the amount of these payments and how long (if applicable) the payments will continue once the Annuity Phase begins. On or after the Annuity Date, the Annuitant may not be changed.

For Contracts funding Plan Type B, a group annuity contract is issued to a Plan Contract Holder. By notifying us, the Plan Contract Holder may exercise certain rights under the Contract, including discontinuance of employee contributions to the Contract, termination of the Contract, termination of the retirement plan and/or transfer of assets to an alternate investment or funding vehicle. Any such exercise of rights by a Plan Contract Holder may reduce or eliminate Prudential IncomeFlex Target Benefit guarantees. Even though the Contract was issued to a Plan Contract Holder, the Contracts generally provide that Participants will have the rights and interests under the Annuity that are described in this prospectus. A particular plan may limit a Participant’s exercise of certain rights under the Contract. A Participant should review the provisions of their employer’s plan or arrangement to identify and consider any such limitations.

You may only establish one IRA and one Roth IRA under this Annuity. If you establish both an IRA and a Roth IRA, you will receive separate Contracts describing the features and benefits of each and the guaranteed values associated with each Contract will be calculated separately.

The Beneficiary is the person(s) or entity you designate to receive any Death Benefit. Subject to any restrictions imposed by the Code or your retirement plan, you may change the Beneficiary any time prior to the Annuity Date by making a written request to us. The optional Spousal Benefit requires your spouse to be both your spouse and sole Beneficiary when you elect the benefit and when you die. See Section 5, “What Is The Prudential IncomeFlex Target® Benefit?”

SHORT TERM CANCELLATION RIGHT OR “FREE LOOK”

If you change your mind about owning the Prudential Retirement Security Annuity IV, and if allowed by your employment based retirement plan, you may cancel your Contract and request a refund within a certain period of time known as the “free look” period. The free look period is generally ten (10) days, measured from the date you receive the Contract, and is dictated by State law. However, the “free look” period may be longer depending on the state in which you purchased the Annuity. In addition to the “free look” period, the Code requires that we provide you with a “revocation period” of seven (7) days from when you purchase this Contract and establish an IRA or Roth IRA. The IRS revocation period runs concurrent with any free look period required by State law. See Section 9 “What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity IV?”

You can request a refund during the free look period by returning the Contract either to the representative who sold it to you, or to the Prudential Retirement Service Center at the address shown on the first page of this prospectus. Generally you will receive a refund equal to your Contract Value, as of the date you surrendered your Contract, less applicable federal and state income tax withholding. If however, we are required by applicable State law or the Code, in the case of an IRA or Roth IRA, to return Purchase Payments, we will return the greater of the Contract Value or the amount of your total Purchase Payments, less applicable federal and state income tax withholding. Your employment based retirement plan may not make available this cancellation privilege.

2: WHAT INVESTMENT OPTION CAN I CHOOSE?

The Contract provides you with one Variable Investment Option into which you may allocate your Purchase Payments.

The Variable Investment Option invests in the Prudential Asset Allocation Fund, which is a series of the Prudential Investment Portfolios, Inc. mutual fund. The accompanying current prospectus for the Prudential Asset Allocation Fund, available in your Contract, contains important information about the underlying mutual fund in which your Variable Investment Option invests. There are deductions from and expenses paid out of the assets of the fund that are described in the accompanying prospectus for the fund. When you invest in a Variable Investment Option funded by a mutual fund, you should read the mutual fund prospectus and keep it for future reference. For additional copies of the current underlying fund prospectus please call (877) 778-2100 or write us at Prudential Retirement, 30 Scranton Office Park, Scranton, PA 18507-1789.

VARIABLE INVESTMENT OPTION

The following chart classifies the underlying investment based on our assessment of its investment style, as of the date of this prospectus. The chart also lists the investment objective and a short summary description of the investment policy to assist you in determining whether it may be of interest to you. There is no guarantee that the investment objective will be met, and you could lose money. The advisers for the underlying investment appear next to the description.

The Prudential Asset Allocation Fund is managed by Prudential Investments LLC and Quantitative Management Associates, both affiliates of PRIAC.

The fund underlying the Variable Investment Option available under this Contract may also be available for direct purchase outside of an annuity or life insurance contract. If you purchase shares of the fund directly from a broker-dealer or mutual fund company, you will not pay contract or separate account charges, but you also will not have annuity options or insurance features available. Because of these additional contract and separate account charges, you should refer only to return information regarding the fund available through PRIAC or your plan, rather than to information that may be available through alternate sources.

STYLE/ TYPE	INVESTMENT OBJECTIVES/POLICIES	PORTFOLIO ADVISER/ SUB-ADVISER
Prudential Investment Portfolios, Inc.
MODERATE ALLOCATION

Prudential Asset Allocation Fund

The Fund’s investment objective is to seek income and long-term growth of capital. Under normal circumstances, the Fund will invest 45% to 70% of its total assets in equity-related securities. Equity-related securities in which the Fund primarily invests are common stocks and stock index futures. The Fund may invest up to 15% of its total assets in equity-related securities of small-capitalization issuers.

Under normal circumstances, the Fund will invest 30% to 55% of its total assets in fixed-income securities. Such investments are normally in investment-grade fixed-income securities. However, the Fund may invest up to 20% of its total assets in fixed-income securities rated lower than investment grade. These lower-rated securities are known as “junk bonds.”

The Fund may also normally invest up to 35% of its total assets in money market instruments, up to 100% on a temporary basis, which include the commercial paper of U.S. and non-U.S. corporations, short-term obligations of U.S. and foreign banks, and short-term obligations guaranteed by the U.S. government or its agencies.

The Fund may invest up to 35% of its total assets in foreign equity and debt securities. Up to one-third of the Fund’s total assets may be used in investment techniques involving leverage, such as dollar rolls, forward rolls and reverse repurchase agreements. The Fund may also invest up to 25% of its total assets in derivatives for hedging or to improve the Fund’s returns.

ADVISER: Prudential Investments LLC SUB-ADVISER: Quantitative Management Associates Prudential Investment Management, Inc.

PAYMENTS MADE TO PRIAC

PRIAC has entered into agreements with certain underlying portfolios and/or the investment adviser or distributor of such portfolios. PRIAC may provide administrative and support services (which may include recordkeeping, shareholder services, and the mailing of annual reports) to such portfolios pursuant to the terms of these agreements and under which it may receive a fee. These types of payments are sometimes referred to as “revenue sharing” payments. PRIAC receives a fee of 0.35% annually of the average assets allocated to the portfolio under this Annuity.

These agreements, including in respect to fees paid and services provided, can vary for each underlying mutual fund whose portfolios are offered as sub-accounts under other variable annuity contracts pursuant to such agreements. These payments may be used for a variety of purposes, including payment of expenses that we or our affiliates incur in administering variable annuity contracts. We and our affiliates may profit from these payments. These payments may be derived, in whole or in part, from the assets of the portfolio itself and/or the assets of the portfolio’s investment adviser. In either case, the existence of these payments tends to increase the overall cost of investing in the portfolio. Contractholders, through their indirect investment in the portfolios, indirectly bear the costs of these shareholder services fees (see underlying funds’ prospectuses for more information). Furthermore, we receive additional compensation on assets invested in Prudential’s proprietary underlying funds because our affiliates receive payments from the funds for shareholder and/or other services. Therefore, we may receive more revenue with respect to proprietary funds than nonproprietary funds and allocations you make to the affiliate portfolios benefit us financially.

In addition, the investment adviser, sub-adviser or distributor of the underlying portfolios may also compensate us by providing reimbursement or paying directly for, among other things, marketing and/or administrative services and/or other services they provide in connection with variable annuity contracts. These services may include, but are not limited to: co-sponsoring various meetings and seminars attended by broker/dealer firms’ registered representatives, plan sponsors and participants, and creating marketing material discussing variable annuity contracts and the available options. The amounts paid depend on the nature of the meetings, the number of meetings attended by the adviser, sub-adviser, or distributor, the number of participants and attendees at the meetings, the costs expected to be incurred, and the level of the adviser’s, sub-adviser’s or distributor’s participation. These payments or reimbursements may not be offered by all advisers, sub-advisers, or distributors, and the amounts of such payments may vary between and among each adviser, sub-adviser, and distributor depending on their respective participation.

In addition to the payments that we receive from underlying funds and/or their affiliates, those same funds and/or their affiliates may make payments to us and/or other insurers within the Prudential Financial group related to the offering of investment options within variable annuities or life insurance offered by different Prudential business units.

REDEMPTION FEES AND ABUSIVE TRADING PRACTICES

While we presently offer only one investment option under the Contract, we may offer additional investment options in the future. If more than one investment option is available, we may allow you to transfer sums between or among them. The practice of making frequent transfers among Variable Investment Options in response to short-term fluctuations in markets, sometimes called “market timing” or “excessive trading,” can make it very difficult for a portfolio manager to manage an underlying mutual fund’s investments. Frequent transfers may cause the fund to hold more cash than otherwise necessary, disrupt management strategies, increase transaction costs or affect performance. For these reasons, the Annuity was not designed for persons who make programmed, large or frequent transfers.

We consider “market timing/excessive trading” to be one or more trades into and out of (or out of and into) the same Variable Investment Option within a rolling 30-day period when each exceeds a certain dollar threshold. Automatic or system-driven transactions, such as contributions or loan repayments by payroll deduction, regularly scheduled or periodic distributions, or periodic rebalancing through an automatic rebalancing program do not constitute prohibited excessive trading and will not be subject to this criteria. In addition, certain investments are not subject to the policy, such as stable value funds, money market funds and funds with fixed unit values.

In light of the risks posed by market timing/excessive trading to Contract Owners and other mutual fund investors, we monitor annuity transactions in an effort to identify such trading practices. We reserve the right to limit the number of transfers in any year for all Contract Owners, and to take the other actions discussed below. We also reserve the right to refuse any transfer request from all or certain Contract Owners if: (a) we believe that market timing (as we define it) has occurred; or (b) we are informed by an underlying fund that transfers in its shares must be restricted under its policies and procedures concerning excessive trading.

In furtherance of our general authority to restrict transfers as described above, and without limiting other actions we may take in the future, we have adopted the following specific procedures:

■	Warning. Upon identification of activity that meets the market-timing criteria, a warning letter will be sent to the Contract Owner.
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Restriction. A second incidence of activity meeting the market timing criteria within a six-month period will trigger a trade restriction. To the extent permitted by law, we will restrict a Contract Owner from trading through the Internet, phone or facsimile for all investment options available to the Contract Owner. In such case, the Contract Owner will be required to provide written direction via standard (non-overnight) U.S. mail delivery for trades of the underlying funds. The duration of a trade restriction is 3 months, and may be extended incrementally (3 months) if the behavior recurs during the 6-month period immediately following the initial restriction.

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Action by an Underlying Fund. The portfolios may have adopted their own policies and procedures with respect to excessive trading of their respective shares, and we reserve the right to enforce these policies and procedures. The prospectuses for the portfolios describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Under federal securities regulations, we are required to: (1) enter into a written agreement with each portfolio or its principal underwriter that obligates us to provide to the portfolio promptly upon request certain information about the trading activity of individual Contract Owners, and (2) execute instructions from the portfolio to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the excessive trading policies established by the portfolio. In addition, you should be aware that some portfolios may receive “omnibus” purchase and redemption orders from other insurance companies or intermediaries such as retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or Individual Retirement Plan participants. The omnibus nature of these orders may limit the portfolios in their ability to apply their excessive trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the portfolios (and thus Contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the portfolios.

A portfolio also may assess a short term trading fee in connection with a transfer out of the Variable Investment Option investing in that portfolio that occurs within a certain number of days following the date of allocation to the Variable Investment Option. Each portfolio determines the amount of the short term trading fee and when the fee is imposed. The fee is retained by or paid to the portfolio and is not retained by us. The fee will be deducted from your Contract Value.

Although our transfer restrictions are designed to prevent excessive transfers, they are not capable of preventing every potential occurrence of excessive transfer activity.

SCHEDULED TRANSACTIONS

Scheduled transactions include systematic withdrawals, systematic investments, required minimum distributions, substantially equal periodic payments under Section 72(t) of the Code and Annuity Payments. Generally, scheduled transactions in Good Order are processed and valued as of the date they are scheduled, unless the scheduled day is not a Business Day. A Business Day is a day on which the New York Stock Exchange is open for business and ends as of the close of trading on the New York Stock Exchange (generally 4:00 p.m. Eastern Time). In that case, the transaction will be processed and valued on the next Business Day, unless (with respect to required minimum distributions, substantially equal periodic payments under Section 72(t) of the Code, and Annuity Payments only), the next Business Day falls in the subsequent calendar year, in which case the transaction will be processed and valued on the prior Business Day.

VOTING RIGHTS

We are the legal owner of the shares of the underlying mutual funds used by the Variable Investment Option. However, we vote the shares of the mutual funds according to voting instructions we receive from Contract Owners. When a vote is required, we will mail you a proxy, which is a form you need to complete and return to us to tell us how you wish us to vote. When we receive those instructions, we will vote all of the shares we own on your behalf in accordance with those instructions. We will vote fund shares for which we do not receive instructions, and any other shares that we own in our own right, in the same proportion as shares for which we receive instructions from Contract Owners. This voting procedure is sometimes referred to as “mirror voting” because, as indicated in the immediately preceding sentence, we mirror the votes that are actually cast, rather than decide on our own how to vote. In addition, because all the shares of a given mutual fund held within our Separate Account are legally owned by us, we intend to vote all of such shares when that underlying fund seeks a vote of its shareholders. As such, all such shares will be counted towards whether there is a quorum at the underlying fund’s shareholder meeting and towards the ultimate outcome of the vote. Thus, under “mirror voting,” it is possible that the votes of a small percentage of Contract Owners who actually vote will determine the ultimate outcome. We may vote shares in our own right or change the way your voting instructions are calculated if it is required or permitted by federal or state regulation. For certain plans, the Contractholder, rather than the Participant, will vote.

SUBSTITUTION

We may substitute the underlying mutual fund or portfolio used by the Variable Investment Option. We would not do this without the approval of the Securities and Exchange Commission (SEC) and any necessary state insurance departments. You will be given specific notice in advance of any substitution we intend to make. For Contracts funding plans subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, no substitution will be made without the consent of the plan fiduciary. We may also add additional Variable Investment Options, and cease to allow new investments in the fund or portfolio, provided that we will offer at least one Variable Investment Option under this product.

3: WHAT KIND OF PAYMENTS WILL I RECEIVE DURING THE ANNUITY PHASE?

(ANNUITIZATION)

PAYMENT PROVISIONS

You can begin taking Annuity Payments any time after the first Contract anniversary. We make the income plans described below available at any time before the Annuity Date. These plans are called “Annuity Options” or “settlement options.” Annuity Options under the Contract define the frequency and duration of Annuity Payments. During the Annuity Phase, all of the Annuity Options under this Contract are fixed Annuity Options. This means that your participation in the Variable Investment Option ends on the Annuity Date. Generally, once the Annuity Payments begin, the annuity option cannot be changed and you cannot make withdrawals or surrender the Contract. The availability of Annuity Payments is subject to restrictions on withdrawals from employment based retirement plans under the Code or under the terms of the particular plan.

IN ADDITION TO THE ANNUITY PAYMENT OPTIONS DISCUSSED IN THIS SECTION, PLEASE NOTE THAT THE PRUDENTIAL INCOMEFLEX TARGET BENEFIT OFFERS GUARANTEED INCOME IN THE FORM OF GUARANTEED WITHDRAWALS. THIS SECTION DOES NOT DESCRIBE THE PRUDENTIAL INCOMEFLEX TARGET BENEFIT. PLEASE SEE SECTION 5, “WHAT IS THE PRUDENTIAL INCOMEFLEX TARGET® BENEFIT?”

Option 1: Annuity Payments For A Period Certain

Under this option, we will make equal payments for the period chosen, up to 25 years (but not to exceed life expectancy). We will make the Annuity Payments monthly, or if You or the Participant choose, quarterly, semiannually, or annually, for the period certain. If the Owner dies during the Annuity Phase, payments will continue to the Beneficiary for the remainder of the period certain.

Option 2: Life Annuity With 10 Years Period Certain

Under this option, we will make Annuity Payments monthly, quarterly, semiannually, or annually as long as the Annuitant is alive. If the Owner dies before we have made 10 years worth of payments, we will continue to pay the Beneficiary the remaining payments of the 10 year period.

Other Annuity Options

We currently offer a variety of other Annuity Options not described above. At the time Annuity Payments are chosen, we may make available to you any of the fixed Annuity Options that are offered at your Annuity Date.

TAX CONSIDERATIONS

Your Contract generally will be held in a custodial account established as an IRA, Roth IRA or other retirement plan eligible for favorable tax treatment under the Code. Roth IRAs are not subject to the required minimum distributions of the Code during the Owner’s lifetime. Therefore, you should consider the required minimum distribution provisions of the Code when selecting your annuity option.

HOW WE DETERMINE ANNUITY PAYMENTS

Generally speaking, the Annuity Phase of the Contract involves our distributing to you in increments the value that you have accumulated. We make these incremental payments either over a specified time period (e.g., 15 years) (period certain annuities) or for the duration of the life of the Annuitant (and possibly co-annuitant) (life annuities). There are certain assumptions that are common to both period certain annuities and life annuities. In each type of Annuity, we assume that the value you apply at the outset toward your Annuity Payments earns interest throughout the payout period. If our current annuity purchase rates on the Annuity Date are more favorable to you than the guaranteed rates stated below, we will make payments based on those more favorable rates.

Assumptions that we use for life annuities and period certain annuities differ, as detailed in the following overview:

Period Certain Annuities

Generally speaking, in determining the amount of each Annuity payment under a period certain annuity, we start with the Adjusted Contract Value, which is the value of your Contract minus any charge we impose for premium taxes, and add interest assumed to be earned over the period certain. Using the interest in effect, we determine the benefit that can be supported during the guaranteed period such that the present value of the benefit payments equals the accumulated account balance. The life expectancy of the Annuitant and co-annuitant are relevant to this calculation only in that we will not allow you to select a period certain that exceeds life expectancy.

Life Annuities

There are more variables that affect our calculation of life Annuity Payments. Most importantly, we make several assumptions about the Annuitant’s or co-annuitant’s life expectancy. As stated above, we will pay you the more favorable benefit between that determined by applying current assumptions and that determined by applying minimum guarantee assumptions, which is referred to as the guaranteed annuity benefit.

Below are the minimum guarantee assumptions, subject to the requirements of state insurance law, that we use to determine the guaranteed annuity benefit.

■	2% Interest
■	8.25% Factor (A percentage if applied to the annuitized account balance would reflect an amount that may cover the expected cost to the Company for administering the payments.)
■	1950 Male Group Annuity Valuation Table, with age setback of 4.8 years plus one-fifth of the number of years from 1895 to the Annuitant’s year of birth

In addition, certain states may require the use of assumptions that produce a more favorable benefit. When these requirements apply, the more favorable benefit will be paid.

4: WHAT IS THE DEATH BENEFIT?

The Death Benefit feature delivers the Contract Value to the Beneficiary.

BENEFICIARY

The Beneficiary is the person(s) or entity you name to receive any Death Benefit. The Beneficiary is named at the time the Contract is issued, unless you change it at a later date. A change of Beneficiary will take effect on the date you sign the change request form, provided that we receive the form in Good Order. Unless an irrevocable Beneficiary has been named, during the Accumulation Phase you can change the Beneficiary at any time before the Owner dies. The Beneficiary designation during the Accumulation Period is not applicable to the Annuity Phase unless you have indicated otherwise, or we determine that applicable law requires that we continue a designation.

The optional Spousal Benefit requires your spouse to be both your spouse and sole Beneficiary of the Annuity and IRA or Roth IRA it funds, when you elect the benefit and when you die. See Section 5, “What Is The Prudential IncomeFlex Target® Benefit?” The Spousal Benefit may be available for a same-gender spouse or civil union partner recognized under applicable state law. Provisions of a retirement plan or federal law, however, may limit or prevent a same-gender spouse or partner from receiving all or a portion of the Spousal Benefit. Also, certain withdrawals taken to satisfy minimum distributions required by law may be considered Excess Withdrawals, and if so, will reduce and potentially terminate the Spousal Benefit. You are strongly cautioned to consult with your tax or legal advisor before electing the Spousal Benefit for a same-gender spouse or civil union partner.

CALCULATION OF THE DEATH BENEFIT

If the Owner dies during the accumulation period, after we receive the appropriate proof of death and any other needed documentation in Good Order (“due proof of death”), your Beneficiary will receive the Contract Value as of the date we receive due proof of death in Good Order. We require due proof of death to be submitted promptly.

PAYOUT OPTIONS

The Code provides for alternative Death Benefit payment options when a contract is used as an IRA, Roth IRA, 403(b) or other “qualified investment” that requires minimum distributions. Upon your death under an IRA, Roth IRA, 403(b) or other “qualified investment,” the designated Beneficiary may generally elect to continue the Contract and receive required minimum distributions under the Contract, instead of receiving the Death Benefit in a single payment. The available payment options will depend on whether you die before the date required minimum distributions under the Code were to begin, whether you have named a designated Beneficiary and whether the Beneficiary is your surviving spouse. NOTE THAT A SURVIVING SPOUSE MAY BE ELIGIBLE TO CONTINUE THIS CONTRACT AND THE SPOUSAL BENEFIT. See Section 5, “What Is The Prudential IncomeFlex Target® Benefit?”

Plan Type A

The Beneficiary may, within 60 days of providing due proof of death, choose to take the Death Benefit under one of several Death Benefit payout options listed below.

Choice 1: Lump sum payment of the Death Benefit. If the Beneficiary does not choose a payout option within sixty days, the Beneficiary will receive this payout option. Payment as a transfer to another IRA titled as an inherited IRA would also be included in this payout option.

Choice 2: The payment of the entire Death Benefit by December 31st of the calendar year that contains the 5th anniversary of the date of death of the Owner. This option is available if death occurs before the date required minimum distributions must begin under the code.

Choice 3: Payment of the Death Benefit under an annuity or annuity settlement option over the lifetime of the Beneficiary or over a period not extending beyond the life expectancy of the Beneficiary with distribution beginning by December 31st of the year following the year of death of the Owner. If death occurs before a designated Beneficiary is named and before the date required minimum distributions must begin under the Code, this choice is not a permitted payout option under the Code, you may only choose Choice 1 or Choice 2.

For Contracts where multiple beneficiaries have been named and at least one of the beneficiaries does not qualify as a designated Beneficiary and the account has not been divided into separate accounts by December 31st of the year following the year of death, such Contract is deemed to have no designated Beneficiary.

If death occurs before a designated Beneficiary is named and after the date required minimum distributions must begin under the Code, the Death Benefit must be paid out at least as rapidly as under the method then in effect. For Contracts where multiple beneficiaries have been named and at least one of the beneficiaries does not qualify as a designated Beneficiary and the account has not been divided into separate accounts by December 31st of the year following the year of death, such Contract is deemed to have no designated Beneficiary.

A Beneficiary has the flexibility to take out more each year than mandated under the required minimum distribution rules.

If the Beneficiary is the spouse of the Owner at the time of the Owner’s death, then the Contract will continue and the spouse will become the Owner. If the Owner’s death is prior to the date you make your election to lock in your Annual Guaranteed Withdrawal Amount under this Annuity (the “Lock-In Date”), the Income Base and Highest Birthday Value will not transfer to the spouse, rather they will be reset based on the Contract Value at the time of death. If the Owner’s death is after the Lock-In Date and the Optional Spousal Benefit was not elected, the Annual Guaranteed Withdrawal Amount will be reset to zero and Income Base will reset based on the Contract Value at the time of death. The spouse may, within 60 days of providing due proof of death, elect to take the Death Benefit under any of the payout options described above. In addition, the spouse can choose to defer payments until the IRA Owner would have reached age 70 1/2 or can change title to the account to the spouse’s name.

The tax consequences to the Beneficiary vary among the three Death Benefit payout options. See Section 9, “What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity IV?”

Plan Type B

Upon receipt of due proof of death in Good Order, we will pay to the Beneficiary the Death Benefit. For certain Contracts, a Death Benefit claim must be sent to a designated record keeper rather than us.

We will pay the Death Benefit, according to your instructions, in:

■	one sum as if it were a single withdrawal;
■	systematic withdrawals;
■	an annuity, or
■	a combination of the above.

If you have not so directed, the Beneficiary may, within any time limit prescribed by or for the retirement plan that covered you, elect:

■	one sum cash payment;
■	an annuity;
■	to receive regular payments in accordance with the systematic withdrawal plan; or
■	a combination of the above.

For Contracts issued under 403(b), or 403(c) of the Code, the requirements for distributions to beneficiaries are the same as those described above for Plan Type A.

If you die on or after the Annuity Date, the remaining portion of the interest in the Contract must be distributed at least as rapidly as under the method of distribution being used as of the date of death.

If you die before the Annuity Date, the entire interest in the Contract must be distributed within five years after the date of death or as periodic payments over a period not extending beyond the life or life expectancy of such designated Beneficiary (provided such payments begin within one year of your death). Your designated Beneficiary is the person to whom benefit rights under the Contract pass by reason of death, and must be a natural person in order to elect a periodic payment option based on life expectancy or a period exceeding five years.

Your plan may provide that if you are married at the time of your death, a Death Benefit will be payable to your surviving spouse in the form of a QPSA. A QPSA is an annuity for the lifetime of the Participant’s spouse in an amount which can be purchased with no less than 50% of the vested balance of the Contract Value as of the Participant’s date of death. Under ERISA, the spouse may consent to waive the pre-retirement survivor annuity benefit. Such consent must acknowledge the effect of waiving the coverage, contain the signatures of the Participant and spouse, and must be notarized or witnessed by an authorized plan representative. See “Spousal Consent Rules For Certain Retirement Plans” in Section 9, “What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity IV?”

Unless your retirement plan provides otherwise, a Beneficiary who elects to have a fixed-dollar annuity purchased for him may choose from among the available forms of annuity. See Section 3, “What Kind Of Payments Will I Receive During The Annuity Phase?” The Beneficiary may elect to purchase an annuity immediately or at a future date. If an election includes systematic withdrawals, the Beneficiary will have the right to terminate such withdrawals and receive the remaining balance in cash (or effect an annuity with it), or to change the frequency, size or duration of such withdrawals, subject to the minimum distribution rules. See Section 9, “What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity IV?” If the Beneficiary fails to make any election within any time limit prescribed by or for the retirement plan that covered the Participant, within seven days after the expiration of that time limit, we will make one lump sum cash payment to the Beneficiary. A specific Contract may provide that an annuity or other form of distribution is payable to the Beneficiary if the Beneficiary fails to make an election.

5: WHAT IS THE PRUDENTIAL INCOMEFLEX TARGET® BENEFIT?

The Prudential IncomeFlex Target Benefit is a standard feature of the Contract that guarantees your ability to withdraw amounts equal to a percentage of a notional value (called the “Income Base”), regardless of the impact of market performance on your Contract Value (subject to our rules regarding the timing and amount of withdrawals). The Income Base is used to determine the amount you may withdraw each Birthday Year as long as you live (the “Annual Guaranteed Withdrawal Amount”). The Income Base is equal to the greater of the Highest Birthday Value (described below) or the Contract Value on the Business Day prior to your Lock-In date. There are two options — one is the base benefit designed to provide an annual withdrawal amount for your life and the other is a Spousal Benefit designed to provide an annual withdrawal amount until the last to die of you and your spouse.

The base Prudential IncomeFlex Target Benefit and its daily charge apply to the Contract automatically. It cannot be terminated without ending your Contract. When deciding to purchase this Contract, you should consider the costs and benefits of this feature. Generally, this benefit may be appropriate if you intend to make periodic withdrawals from your Contract and wish to ensure that adverse market performance will not affect your ability to receive annual payments. You are not required to make withdrawals.

The Spousal Benefit is optional. You may elect this benefit only when you lock in your Annual Guaranteed Withdrawal Amount. While there is no additional daily charge for this benefit, you will have a lesser Annual Guaranteed Withdrawal Amount if you elect the Spousal Benefit than if you had not. Once elected, the Spousal Benefit may not be revoked, and the lesser Annual Guaranteed Withdrawal Amount will apply until your Contract ends, even if your spouse dies before you or is otherwise ineligible for the Spousal Benefit due to divorce or Beneficiary changes.

The Prudential IncomeFlex Target Benefit is subject to certain restrictions described below.

This section continues with a description of the basic elements of the Prudential IncomeFlex Target Benefit, including the Highest Birthday Value, Income Base and Annual Guaranteed Withdrawal Amount. Next, this section covers withdrawals, the optional Spousal Benefit, Step-Ups and other special considerations with the Prudential IncomeFlex Target Benefit. If you establish both an IRA and Roth IRA under this Annuity, you will receive separate Contracts describing the features and benefits of each Contract and the guaranteed values associated with each Contract described below, will be calculated separately.

HIGHEST BIRTHDAY VALUE

The Highest Birthday Value equals the Contract Value on the Contract Date, and thereafter the highest Contract Value attained on each Birthday until the Lock-In Date. Until the Lock-In Date, the Highest Birthday Value attained is also increased by the amount of subsequent Purchase Payments made.

Withdrawals prior to the Lock-In Date reduce your Highest Birthday Value proportionately. Each withdrawal reduces the Highest Birthday Value by the percentage equivalent of the ratio of (a) the amount of the withdrawal, to (b) the Contract Value (before the Contract Value is reduced by the amount of the withdrawal).

Example – Proportional Reduction of Highest Birthday Value

■ Contract Value:	$100,000
■ Withdrawal amount:	$10,000
■ Ratio of withdrawal to Contract Value ($10,000/$100,000):	10%
■ Highest Birthday Value:	$120,000
■ Highest Birthday Value reduced by 10%, or	$12,000
■ Adjusted Highest Birthday Value:	$108,000

INCOME BASE

The Income Base is used to determine the Annual Guaranteed Withdrawal Amount. On the Lock-In Date, your Income Base is equal to the greater of: (A) the Highest Birthday Value or (B) the Contract Value when you lock in your Annual Guaranteed Withdrawal Amount (that is, the Contract Value on the Business Day prior to the Lock-In Date). Thereafter, your Income Base may increase or decrease resulting from additional Purchase Payments, Withdrawals and/or Step-Up Amounts, as more fully discussed below. Prior to the Lock-In Date, it equals your Highest Birthday Value and is only determined for reference. In no event shall the Income Base exceed $5,000,000. We reserve the right to increase this maximum.

ANNUAL GUARANTEED WITHDRAWAL AMOUNT

The Annual Guaranteed Withdrawal Amount is the amount we guarantee that you may withdraw from the Contract each year, beginning on your Birthday and ending on the last Business Day preceding your next Birthday, (the “Birthday Year”) for your life, regardless of the impact of market performance on your Contract Value. The Annual Guaranteed Withdrawal Amount is subject to our rules regarding the timing and amount of withdrawals. In no event shall the Annual Guaranteed Withdrawal Amount under this Contract exceed $287,500. We reserve the right to increase this maximum.

You may not lock in an Annual Guaranteed Withdrawal Amount that is less than $250. Therefore, for example, if you have not elected the Spousal Benefit and you are aged between 65 and 69 your Income Base must equal $5,000 or more to lock in guaranteed withdrawals. Before purchasing the Contract, you should consider the description of Income Base above to determine your ability to lock in guaranteed withdrawals. Your ability to lock in the Prudential IncomeFlex Target Benefit is not guaranteed. Your initial Annual Guaranteed Withdrawal Amount under this Contract will be determined on your Lock-In Date by applying the applicable Guaranteed Withdrawal Percentage to the Income Base. The percentages that will be applied to the Income Base are set forth in the chart below. You must attain the age 55 to elect a Lock-In Date. If you elect the Spousal Benefit, the age of the younger of you and your spouse would be used to determine the applicable percentage.

Age at Lock-In	Single Life	Spousal Benefit (using age of younger spouse)
55-64	4.25%	3.75%
65-69	5.00%	4.50%
70+	5.75%	5.25%

If your Lock-In Date is not your Birthday, then the Annual Guaranteed Withdrawal Amount available between the Lock-In Date and your next Birthday will be prorated by the ratio of (i) the number of days remaining in the Birthday Year and (ii) 365 days. In other words, the Annual Guaranteed Withdrawal Amount during the Birthday Year you lock in guaranteed withdrawals will be reduced proportionately if that year is a partial year. This adjustment in the first Birthday Year will not reduce the Annual Guaranteed Withdrawal Amount in future Birthday Years.

You can increase your Annual Guaranteed Withdrawal Amount by making subsequent Purchase Payments after your Lock-In Date. Your Income Base will increase by the amount of subsequent Purchase Payments. Thus, your Annual Guaranteed Withdrawal Amount will increase by an amount determined by applying the applicable Guaranteed Withdrawal Percentage to the amount of the increase to the Income Base (the subsequent Purchase Payment amount). We will add the increase to your Income Base, which will affect your Annual Guaranteed Withdrawal Amount, on the day you make the Purchase Payment, subject to the following:

■

During the Birthday Year you lock in guaranteed withdrawals, any increase to the Annual Guaranteed Withdrawal Amount available between the date of the Purchase Payment and your next Birthday will be prorated by the ratio of (i) the number of days remaining in the Birthday Year and (ii) 365 days. In other words, the increase to the Annual Guaranteed Withdrawal Amount during the Birthday Year you lock in guaranteed withdrawals will be reduced proportionately for the partial year remaining after the Purchase Payment is made. This adjustment in the initial Birthday Year will not reduce the Annual Guaranteed Withdrawal Amount in future Birthday Years.

■

If the Purchase Payment is made after a withdrawal in a Birthday Year in excess of the Annual Guaranteed Withdrawal Amount, (an “Excess Withdrawal), then the increase will not apply until the next Birthday Year.

Your Income Base and resultant Annual Guaranteed Withdrawal Amount may also increase for Step-Ups (described below under “Increase Of Income Base And Annual Guaranteed Withdrawal Amount — Step-Up”). If you wish to elect the optional Spousal Benefit, then the Annual Guaranteed Withdrawal Amount availability (minimum age of 55), initial amount, and increases due to subsequent Purchase Payments will all be based on the age of the younger of you and your spouse.

Example – Calculation of Annual Guaranteed Withdrawal Amount – Participant Age 58 (No Spousal Benefit Elected)

Participant age:	58
Contract Value as of prior Business Day:	$80,000
Highest Birthday Value (HBV):	$100,000
Income Base (on Lock-In Date):	$100,000	(greater of Contract Value and HBV)
Guaranteed Annual Withdrawal Amount:	$4,250	(4.25% of Income Base)

Future Purchase Payments: For each dollar of future Purchase Payments, the Guaranteed Annual Withdrawal Amount increases $0.0425 (or 4.25% of Purchase Payment). For example, a $1,000 Purchase Payment would increase the Annual Guaranteed Withdrawal Amount by $42.50, to $4,292.50.

Example – Calculation of Annual Guaranteed Withdrawal Amount – Participant Age 66 (No Spousal Benefit Elected)

Participant age:	66
Contract Value as of prior Business Day:	$80,000
Highest Birthday Value (HBV):	$100,000
Income Base (on Lock-In Date):	$100,000	(greater of Contract Value and HBV)
Guaranteed Annual Withdrawal Amount:	$5,000	(5% of Income Base)

Future Purchase Payments: For each dollar of future Purchase Payments, the Guaranteed Annual Withdrawal Amount increases $0.05 (or 5% of Purchase Payment). For example, a $1,000 Purchase Payment would increase the Annual Guaranteed Withdrawal Amount by $50, to $5,050.

Example – Calculation of Annual Guaranteed Withdrawal Amount – Participant Age 71 (No Spousal Benefit Elected)

Participant age:	71
Contract Value as of prior Business Day:	$80,000
Highest Birthday Value (HBV):	$100,000
Income Base (on Lock-In Date):	$100,000	(greater of Contract Value and HBV	)
Guaranteed Annual Withdrawal Amount:	$5,750	(5.75% of Income Base)

Future Purchase Payments: For each dollar of future Purchase Payments, Guaranteed Annual Withdrawal Amount increases $0.0575 (or 5.75% of Purchase Payment). For example, a $1,000 Purchase Payment would increase the Annual Guaranteed Withdrawal Amount by $57.50, to $5,807.50.

SPOUSAL BENEFIT

With the optional Spousal Benefit, the Annual Guaranteed Withdrawal Amount continues to be available until the later death of you and your spouse. You make an irrevocable choice whether or not to elect the Spousal Benefit at the Lock-In Date. The Spousal Benefit extends only to the person you are legally married to on the Lock-In Date. Before you can make this election, you must provide us with due proof of marriage and your spouse’s date of birth in a form acceptable to us. You may not add or remove the Spousal Benefit after the Lock-In Date. There are special considerations if you and your spouse or civil union partner, are the same gender. See “Same-Gender Spouse Or Civil Union Partner Considerations” in Section 5, “What Is The Prudential IncomeFlex Target® Benefit?” Both you and your spouse must attain age 55 to lock in your guaranteed withdrawals with the Spousal Benefit. The age of the younger spouse is used to determine the amount of the Annual Guaranteed Withdrawal Amount. Therefore, the Annual Guaranteed Withdrawal Amount will be the product of the applicable Guaranteed Withdrawal Percentage (indicated in the chart above) and the Income Base.

While there is no additional daily charge for this benefit, if you elect the Spousal Benefit you will have a lesser Annual Guaranteed Withdrawal Amount, based on the lesser Guaranteed Withdrawal Percentages, than if you had not elected it.

The Spousal Benefit requires the same person to be both your spouse and sole Beneficiary of both this Contract and the IRA or retirement plan it funds when you elect the benefit and when you die. If spousal consent rules apply to the employment based retirement plan in which you participate, spousal consent may be necessary in order for you, or your surviving spouse, to take withdrawals from the Contract under the IncomeFlex Target Benefit, and avoid payment of your plan interest in the form of a QJSA or QPSA. See “Other Important Considerations” in this Section 5 and “Spousal Consent Rules For Certain Retirement Plans” in Section 9, “What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity IV?” Once elected, the Spousal Benefit may not be “transferred” to a new spouse due to divorce, your spouse’s death or any other reason. The Spousal Benefit is irrevocable. Once elected, the lesser Annual Guaranteed Withdrawal Amount based on the lesser Guaranteed Withdrawal Percentages will continue to apply until your Contract ends.

After your death, the IncomeFlex Spousal Benefit will continue to be paid until the death of your surviving spouse. You (during your lifetime) and your surviving spouse (after your death) may make additional Purchase Payments subject to the Guaranteed Withdrawal Percentage on the Lock-In Date. Any additional Purchase Payments made by you or your surviving spouse will increase the Annual Guaranteed Withdrawal Amount by the applicable Guaranteed Withdrawal Percentage applied to the additional Purchase Payment.

Example – Calculation of Annual Guaranteed Withdrawal Amount with Spousal Benefit – Younger Spouse Age 56

Your age:	58
Spouse age:	56
Contract Value as of prior Business Day:	$80,000
Highest Birthday Value (HBV):	$100,000
Income Base (Lock-In Date):	$100,000	(greater of Contract Value or HBV	)
Annual Guaranteed Withdrawal Amount:	$3,750	(3.75% of Income Base)

Future Purchase Payments: For each dollar of future Purchase Payments, the Guaranteed Annual Withdrawal Amount increases $0.0375 (or 3.75% of Purchase Payment). For example, a $1,000 Purchase Payment would increase the Annual Guaranteed Withdrawal Amount by $37.50, to $3,787.50.

Example – Calculation of Annual Guaranteed Withdrawal Amount with Spousal Benefit – Younger Spouse Age 65

Your age:	66
Spouse age:	65
Contract Value as of prior Business Day:	$80,000
Highest Birthday Value (HBV):	$100,000
Income Base (Lock-In Date):	$100,000	(greater of Contract Value or HBV	)
Annual Guaranteed Withdrawal Amount:	$4,500	(4.50% of Income Base)

Future Purchase Payments: For each dollar of future Purchase Payments, Annual Guaranteed Withdrawal Amount increases $0.0450 (or 4.50% of Purchase Payment). For example, a $1,000 Purchase Payment would increase the Annual Guaranteed Withdrawal Amount by $45.00, to $4,545.00.

Example – Calculation of Annual Guaranteed Withdrawal Amount with Spousal Benefit – Younger Spouse Age 65

Your age:	71
Spouse age:	65
Contract Value as of prior Business Day:	$80,000
Highest Birthday Value (HBV):	$100,000
Income Base (Lock-In Date):	$100,000	(greater of Contract Value or HBV)
Annual Guaranteed Withdrawal Amount:	$4,500	(4.50% of Income Base)

SURVIVING SPOUSE – DEATH PRIOR TO LOCK-IN DATE OR AFTER LOCK-IN DATE WITHOUT ELECTION OF SPOUSAL BENEFIT

If you purchase this Contract and die before the Lock-In Date, or after the Lock-In Date but without having elected the Spousal Benefit, then your surviving spouse may continue this Contract and the Prudential IncomeFlex Target Benefit, to the extent permitted by the Code and, if applicable, your retirement plan, if your surviving spouse is your Beneficiary.

Continuation of the Prudential IncomeFlex Target Benefit under this Contract is subject to the following:

■	Your Income Base and Highest Birthday Value will not transfer to your surviving spouse. Rather, they will be reset based on the Contract Value at the time of your death.
■	The birthday of your surviving spouse will be used to determine:
–	the Highest Birthday Values under this Contract;
–	the Birthday Year for Annual Guaranteed Withdrawal Amounts;
–	the availability and amount of Step-Ups.
■

At the Lock-In Date, the age of your surviving spouse will be used to determine the availability and amount of the Annual Guaranteed Withdrawal Amount, as well as increases due to subsequent Purchase Payments.

■

If your surviving spouse remarries, he or she (1) will continue to be eligible to receive the Annual Guaranteed Withdrawal Amount, and (2) may elect the Spousal Benefit at the time of his or her Lock-In Date to extend the Annual Guaranteed Withdrawal Amount for the life of a new spouse.

SAME-GENDER SPOUSE OR CIVIL UNION PARTNER CONSIDERATIONS

The Spousal Benefit may be available for a same-gender spouse or civil union partner recognized under applicable state law. Provisions of a retirement plan or federal law, however, may limit or prevent a same-gender spouse or partner from receiving all or a portion of the Spousal Benefit. Also, certain withdrawals taken to satisfy minimum distributions required by law may be considered Excess Withdrawals, and if so, will reduce and potentially terminate the Spousal Benefit. You are strongly cautioned to consult with your tax or legal advisor before electing the Spousal Benefit for a same-gender spouse or civil union partner.

CONVERSIONS AND RECHARACTERIZATIONS – TRANSFERS AMONG THE IRA AND ROTH IRA

This Contract is designed to accept Purchase Payments made in connection with the establishment of an IRA and/or Roth under this Annuity. You may only establish one IRA and one Roth IRA under this Annuity. If you establish both an IRA and Roth IRA, you will receive separate Contracts describing the features and benefits of each Contract and the guaranteed values associated with each Contract will be calculated separately. You may transfer funds from the IRA to the Roth IRA under this Annuity via a Conversion. You may also transfer funds back to an IRA or Roth IRA via Recharacterization. Conversions and Recharacterizations are defined by and permitted under the Code. The transfer of guaranteed values under this Annuity due to Conversions and Recharacterizations is subject to restrictions.

If you elect to transfer 100% of the Contract Value under your IRA or Roth IRA via a Conversion or Recharacterization and the Statuses and elections of the receiving individual retirement account are the same, 100% of the guaranteed values would transfer to the receiving IRA or Roth IRA, as applicable. The Contract Value under the transferring contract is reduced to zero and all guarantees are cancelled. If you locked-in and elected the Spousal Benefit under the IRA or Roth IRA and transfer funds via a Conversion or Recharacterization, 100% of the guarantees will transfer only if you have locked-in with the same spouse under both transferring and receiving individual retirement account.

If you elect to transfer less than 100% of the Contract Value under your IRA or Roth IRA via a Conversion or Recharacterization, or the status and elections of the receiving individual retirement account are not the same, the transferring amount, including all applicable taxes, will be treated as a withdrawal and will reduce your Contract Value by the transferring amount. The guaranteed values associated with the amount of Contract Value transferred will be cancelled under the transferring contract and your guarantees in that contract will be reduced proportionally; no guarantees will be transferred to the receiving contract. The transferred amount is treated as an additional Purchase Payment into the receiving individual retirement account and will increase your Contract Value under that individual retirement account.

Example 1 – Transferring 100% – Same Statuses and Elections

	Pre-Transfer		Post Transfer
Participant Status & Elections	IRA Under this Annuity	Roth IRA Under this Annuity	IRA Under this Annuity	Roth IRA Under this Annuity
Lock-In Date Elected	Yes	Yes	N/A	Yes
Spousal Benefit Elected	No	No	N/A	No
Guaranteed Withdrawal %	5%	5%	N/A	5%
Contribution Source	IRA	Roth	IRA	Roth
Contract Value	$100,000	$25,000	$0	$125,000
Annual Guaranteed Withdrawal Amount	$6,250	$3,000	$0	$9,250
Income Base	$125,000	$60,000	N/A	$185,000

This example assumes the Contract Owner has both an IRA and Roth IRA and elected to transfer 100% of the IRA ($100,000) to the existing Roth IRA. The guaranteed values were combined because the transfer amount was 100% of the IRA and the Statuses and elections of both contracts are the same.

Example 2 – Transferring Less than 100% – Same Status and Elections

	Pre-Transfer		Post Transfer
Participant Status & Elections	IRA Under this Annuity	Roth IRA Under this Annuity	IRA Under this Annuity	Roth IRA Under this Annuity
Lock-In Date Elected	Yes	Yes	Yes	Yes
Spousal Benefit Elected	No	No	No	No
Guaranteed Withdrawal %	5%	5%	5%	5%
Contribution Source	IRA	Roth	IRA	Roth
Contract Value	$100,000	$25,000	$50,000	$75,000
Annual Guaranteed Withdrawal Amount	$6,250	$3,000	$3,125	$5,500
Income Base	$125,000	$60,000	$62,500	$110,000

This example assumes the Contract Owner has both an IRA and Roth IRA and elected to transfer 50% of the IRA ($50,000) to the existing Roth IRA. Although the Statuses and elections of both contracts are the same, the guaranteed values cannot be combined because the transfer amount was less than 100% of the IRA.

Example 3  – Transferring 100% – Different Elections and Status

	Pre-Transfer		Post Transfer
Participant Status & Elections	IRA Under this Annuity	Roth IRA Under this Annuity	IRA Under this Annuity	Roth IRA Under this Annuity
Lock-In Date Elected	Yes	Yes	N/A	Yes
Spousal Benefit Elected	Yes	No	N/A	No
Guaranteed Withdrawal %	4.5%	5%	N/A	5%
Contribution Source	IRA	Roth	N/A	Roth
Contract Value	$100,000	$25,000	$0	$125,000
Annual Guaranteed Withdrawal Amount	$6,750	$2,500	$0	$7,500
Income Base	$150,000	$50,000	$0	$150,000

This example assumes the Contract Owner has both an IRA and Roth IRA and elected to transfer 100% of the IRA ($100,000) to the existing Roth IRA. Although 100% of the IRA was transferred, the guaranteed values cannot be combined because the Statuses and elections of both contracts are not the same.

WITHDRAWALS UNDER THE PRUDENTIAL INCOMEFLEX TARGET BENEFIT

The Prudential IncomeFlex Target Benefit guarantees your ability to withdraw from the Contract an amount equal to the Annual Guaranteed Withdrawal Amount each Birthday Year for your lifetime.

The Prudential IncomeFlex Target Benefit does not affect your ability to make withdrawals under your Contract or limit your ability to request withdrawals that exceed the Annual Guaranteed Withdrawal Amount. You are not required to withdraw all or any portion of the Annual Guaranteed Withdrawal Amount in any Birthday Year.

If, cumulatively, you withdraw an amount less than the Annual Guaranteed Withdrawal Amount in any Birthday Year, the unused portion will expire and will not carry-over to subsequent Birthday Years. If your cumulative withdrawals in a Birthday Year are less than or equal to the Annual Guaranteed Withdrawal Amount, then the withdrawals will not reduce your Annual Guaranteed Withdrawal Amount in subsequent Birthday Years.

Cumulative withdrawals in a Birthday Year that are in excess of the Annual Guaranteed Withdrawal Amount are considered Excess Withdrawals. If you make Excess Withdrawals, then your Income Base will be reduced proportionately, thus reducing your Annual Guaranteed Withdrawal Amount in subsequent years (except with regard to certain required minimum distributions described below under “Excess Withdrawals – Required Minimum Distributions”). This means your Income Base and thus your Annual Guaranteed Withdrawal Amount will be reduced by a percentage determined by the ratio of: (a) the amount of the Excess Withdrawal, to (b) the Contract Value immediately prior to such withdrawal (see examples of this calculation below). We will determine whether you have made an Excess Withdrawal at the time of each withdrawal. Therefore, a subsequent increase in the Annual Guaranteed Withdrawal Amount will not offset the effect of an earlier Excess Withdrawal.

Employment based retirement plans may provide for employer contributions subject to a vesting schedule. Forfeiture of any unvested amounts are withdrawals for purposes of the Prudential IncomeFlex Target Benefit. Therefore, the forfeiture of any unvested amounts before your Lock-In Date will reduce your Highest Birthday Value. Any unvested amounts forfeited after your Lock-In Date will be included with other cumulative withdrawals in a Birthday Year to determine Excess Withdrawals.

Examples – Impact of Withdrawals on Annual Guaranteed Withdrawal Amount

The examples below assume the following (the values set forth are purely hypothetical and do not reflect charges):

■ Income Base:	$ 200,000
■ Guaranteed Withdrawal Percentage:	5.00%
■ Annual Guaranteed Withdrawal Amount:	$10,000
■ Birthday Year:	May 12, 2009 through May 11 , 2010
■ Contract Value prior to withdrawal on June 15, 2009 (date of first withdrawal)	$160,000
■ Contract Value prior to withdrawal on July 15, 2009 (date of second withdrawal)	$150,000

Example 1. Not an Excess Withdrawal (Amounts less than or equal to Annual Guaranteed Withdrawal Amount)

If $9,000 is withdrawn on June 15, 2009, then the following values would result:

■	Contract Value immediately prior to withdrawal = $160,000
■	Contract Value after withdrawal = $160,000 – $9,000 = $151,000
■	Remaining Annual Guaranteed Withdrawal Amount for current Birthday Year = $10,000 – $9,000 = $1,000
■	Annual Withdrawal Amount for future Birthday Years remains $10,000
■	Income Base remains $200,000

If an additional $1,000 is withdrawn on July 15, 2009, then the following values would result:

■	Contract Value immediately prior to withdrawal (reflecting $1,000 market decrease from June 15, 2009) = $150,000
■	Contract Value after withdrawal = $150,000 – $1,000 = $149,000
■	Remaining Annual Guaranteed Withdrawal Amount for current Birthday Year = $0
■	Annual Guaranteed Withdrawal Amount for future Birthday Years remains $10,000
■	Income Base remains $200,000

Example 2. An Excess Withdrawal (Amount exceeds Annual Guaranteed Withdrawal Amount)

If $9,000 is withdrawn on June 15, 2009, then the following values would result:

■	Contract Value = $160,000 – $9,000 = $151,000
■	Remaining Annual Guaranteed Withdrawal Amount for current Birthday Year = $10,000 – $9,000 = $1,000

■	Annual Guaranteed Withdrawal Amount for future Birthday Years remains $10,000
■	Income Base remains $200,000

If an additional $11,000 is withdrawn on July 15, 2009, then the following values would result:

■	Contract Value immediately prior to withdrawal (reflecting a $1,000 market decrease from June 15, 2009) = $150,000
■	Amount of Excess Withdrawal (withdrawal amount in excess of remaining Annual Guaranteed Withdrawal Amount) = $11,000 – $1,000 = $10,000
■	Contract Value after guaranteed portion of withdrawal = $150,000 – $1,000 = $149,000
■	Remaining Annual Guaranteed Withdrawal Amount for current Birthday Year = $0
■	Amount of reduction to Annual Guaranteed Withdrawal Amount = Excess Withdrawal ÷ Contract Value before Excess Withdrawal × Annual Withdrawal Amount = ($10,000 ÷ $149,000) × ($10,000) = $671.14
■	Annual Guaranteed Withdrawal Amount for future Birthday Years = $10,000 – $671.14 = $9,328.86
■

Income Base is reduced by the same proportion as the reduction to Annual Guaranteed Withdrawal Amount. Reduction to Income Base = ($10,000 ÷ $149,000) × ($200,000) = $13,422.80. New Income Base = $200,000—$13,422.80 = $186.577.20

■	Contract Value immediately after the Excess Withdrawal = $149,000 – $10,000 = $139,000

EXCESS WITHDRAWALS – REQUIRED MINIMUM DISTRIBUTIONS

You may be required to withdraw more than your Annual Guaranteed Withdrawal Amount to satisfy required minimum distribution requirements under the Code (“RMD Requirements”). These withdrawals will not be treated as Excess Withdrawals, subject to the requirements that follow. As of the last Business Day in each calendar year (each a “RMD Calculation Date”), we will determine the amount you would need to take as a withdrawal to comply with the RMD Requirements during the next calendar year (each a “RMD Payment Year”). This determination is based solely on the sum of the Contract Value and the net actuarial value of our guarantees under the Prudential IncomeFlex Target Benefit on the RMD Calculation Date.

If the amount determined on the RMD Calculation Date is for an Eligible Spouse, the amount will be based on the assumption that the Eligible Spouse is a “spouse” for purposes of federal law. If the Eligible Spouse is a same-sex spouse, civil union partner or has a similar status that is not recognized as a “spouse” under federal law, then the RMD Value we determine below may not be sufficient to avoid Excess Withdrawals when such Eligible Spouse takes required minimum distributions from the plan or account. In this case, the Annual Guaranteed Withdrawal Amount will be reduced or terminated. Before electing the Spousal Benefit for a same-sex spouse or civil union partner, you should carefully consider that provisions of the Code or plan may limit, reduce or eliminate any spousal benefit received.

If the required minimum distribution (RMD) amount determined using these assumptions exceeds the Annual Guaranteed Withdrawal Amount on the RMD Calculation Date, then the difference between such RMD amount and the Annual Guaranteed Withdrawal Amount shall be the “RMD Value.” Withdrawals taken in the RMD Payment Year that would otherwise be Excess Withdrawals, shall be treated as Excess Withdrawals only to the extent they exceed the RMD Value. Any RMD Value remaining at the end of each RMD Payment Year shall expire and not increase the RMD Value in any subsequent RMD Payment Year.

Example – Treatment of Withdrawals Related to Required Minimum Distributions

Birthday Year	May 12, 2009 through May 11, 2010
Contract Value on April 15, 2009	$160,000
Contract Value on May 15, 2009	$145,000
Annual Guaranteed Withdrawal Amount	$10,000
Required Minimum Distribution Amount	$14,000	(for calendar year 2009)
RMD Value	$4,000	(for calendar year 2009)

Example 1. Not an Excess Withdrawal (Withdrawal of the Annual Guaranteed Withdrawal Amount plus the RMD Value)

If $14,000 is withdrawn on April 15, 2009, then the following values would result:

■	$10,000 applied against the Remaining Guaranteed Withdrawal Amount
■	$4,000 applied against the RMD Value
■	Contract Value = $160,000 – $14,000 = $146,000
■	Annual Guaranteed Withdrawal Amount for future Birthday Years remains $10,000

If an additional $10,000 is withdrawn on May 15, 2009, then the following values would result:

■	Remaining Annual Guaranteed Withdrawal Amount for the current year = $10,000 – $10,000 = $0
■	Annual Guaranteed Withdrawal Amount for future Birthday Years remains $10,000
■	Contract Value = $145,000 – $10,000 = $135,000

Example 2. An Excess Withdrawal (Withdrawal of an Amount Greater than the Annual Guaranteed Withdrawal Amount plus the RMD Value)

If $20,000 is withdrawn on April 15, 2009, then the following values would result:

■	$10,000 applied against the Remaining Guaranteed Withdrawal Amount
■	$4,000 applied against the RMD Value

■	$6,000 counts as an Excess Withdrawal
■	Reduction of Annual Guaranteed Withdrawal Amount = Excess Withdrawal ÷ Contract Value before Excess Withdrawal × Annual Guaranteed Withdrawal Amount = $6,000 ÷ $146,000 × $10,000 = $410.96
■	Annual Guaranteed Withdrawal Amount for future Birthday Years = $10,000 – $410.96 = $9,589.04
■	Contract Value = $160,000 – $20,000 = $140,000

INCREASE OF INCOME BASE AND ANNUAL GUARANTEED WITHDRAWAL AMOUNT – STEP-UP

Your Annual Guaranteed Withdrawal Amount may increase due to positive market performance in your Variable Investment Option. On each Birthday after Lock-In, any Step-Up Amount, which represents any excess of the Contract Value over the Income Base, may increase the Income Base. If the Income Base is increased by the Step-Up Amount, then your Annual Guaranteed Withdrawal Amount immediately will increase by the amount equal to the product of (a) the Guaranteed Withdrawal Percentage, and (b) the amount of the increase in the Income Base. You may withdraw the additional amount in the Birthday Year during which the increase occurs, but you are not required to do so.

The Income Base will increase by effect of the Step-Up Amount automatically, unless we increase the charge for the Prudential IncomeFlex Target Benefit. If we increase the charge and you become eligible for a Step-Up, then you must choose whether or not to accept the increased charge. If you accept it, then the Income Base will increase by the amount of the Step-Up Amount and the higher charge will apply to the entire Contract Value, unless you affirmatively elect otherwise pursuant to the next paragraph.

We will provide you with 90 days notice that you are eligible for an increase in your Income Base and that by accepting the increase you will become subject to an increased Prudential IncomeFlex Target Benefit charge on the entire Contract Value. Unless you notify us in writing by the end of the 90 day period that you reject the increase of your Income Base resulting from the Step-Up Amount, we will consider you to have accepted the Step-Up Amount and the resultant increased charge. Any such increase in the Prudential IncomeFlex Target Benefit charge would be subject to the maximum charge limit set forth in the “Summary of Contract Expenses.” If you reject an increase in your Income Base, your rejection will be effective for that year only. Your rejection of the Step-Up Amount does not affect your eligibility for subsequent Step-Up Amounts.

Example – Step Up Calculation

Birthday	May 12, 2009
Annual Guaranteed Withdrawal Amount	$4,000
Contract Value as of May 11, 2009	$100,000
Guaranteed Withdrawal Percentage	5%
■	Step-Up Value = $100,000 × 5% = $5,000
■	Step-Up Value > Annual Guaranteed Withdrawal Amount ($5,000 > $4,000)
■	Annual Guaranteed Withdrawal Amount for future Birthday Years = $5,000

GUARANTEES UNDER THE INCOMEFLEX TARGET BENEFIT

■

If your Contract Value equals zero and your Annual Guaranteed Withdrawal Amount is greater than zero, we will pay you the Annual Guaranteed Withdrawal Amount in quarterly installments, unless you request another payment frequency.

■	When the Contract Value equals zero, we will no longer accept Purchase Payments under the Contract.

OTHER IMPORTANT CONSIDERATIONS

■

Withdrawals under Prudential IncomeFlex Target Benefit are subject to the terms of your retirement plan or custodial account agreement, if applicable. If spousal consent rules apply to the retirement plan in which you participate, spousal consent may be necessary in order for you, or your surviving spouse, to take withdrawals from the Contract of the Annual Guaranteed Withdrawal Amount and avoid payment of your plan interest in the form of a QJSA or QPSA. See “Spousal Consent Rules For Certain Retirement Plans” in Section 9, “What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity IV?” If spousal consent is not obtained, you or your surviving spouse, will not be able to take withdrawals from the Contract of the Annual Guaranteed Withdrawal Amount and your plan interest will instead be paid in the form of a QJSA or QPSA. Before investing, you should carefully consider that spousal consent rules of the Code or plan may prevent you, or your surviving spouse, from taking withdrawals from the Contract of the Annual Guaranteed Withdrawal Amount if spousal consent cannot be obtained.

■

Withdrawals made while Prudential IncomeFlex Target Benefit is in effect will be treated, for tax purposes, in the same way as any other withdrawals under the Contract. The Prudential IncomeFlex Target Benefit does not directly affect the Contract Value or surrender value, but any withdrawal will decrease the Contract Value by the amount of the withdrawal. If you surrender your Contract, you will receive the current Contract Value, not the Income Base or Annual Guaranteed Withdrawal Amount.

TERMINATION OF INCOMEFLEX TARGET BENEFIT AND WAITING PERIOD

Subject to the terms of your retirement plan, if applicable, you may terminate the Prudential IncomeFlex Target Benefit by surrendering your Contract. If you terminate the Prudential IncomeFlex Target Benefit, any guarantee provided by the benefit will end as of the date the termination is effective.

Prudential IncomeFlex Target Benefit terminates:

■	upon an Excess Withdrawal that causes the Contract Value to be zero;
■	upon your surrender of the Contract;
■	upon your death (or the death of you and your spouse, if the Spousal Benefit was elected);
■	upon a change in ownership of the Contract that changes the tax identification number of the Contract Owner other than in connection with a Spousal Benefit, or
■	upon your election to begin receiving Annuity Payments.

Under certain Contracts funding employment based retirement plans, the Plan Contract Holder may exercise certain rights under the Contract, including discontinuance of employee contributions to the Contract, termination of the Contract, termination of the retirement plan and/or transfer of assets to an alternate investment or funding vehicle. Any such exercise of rights by a Plan Contract Holder may reduce or eliminate Prudential IncomeFlex Target Benefit guarantees.

We cease imposing the charge for Prudential IncomeFlex Target Benefit upon the effective date of the benefit termination for the events described above.

While you may terminate the IncomeFlex Target Benefit at any time, we may not terminate the benefit other than in the circumstances listed above. However, to the extent permitted by applicable law, we may stop offering the Prudential IncomeFlex Target Benefit by refusing new Purchase Payments, or we may increase related charges for new Purchase Payments and Step-Up transactions at any time in the future.

Currently, if you terminate the Prudential IncomeFlex Target Benefit, you will only be permitted to re-elect the benefit in another of our contracts after 90 calendar days from the date the benefit was last terminated.

ADDITIONAL TAX CONSIDERATIONS FOR QUALIFIED CONTRACTS/ARRANGEMENTS

You have purchased the Contract as an investment vehicle to be held by a custodial IRA or Roth IRA, or other tax qualified retirement plan. Generally, required minimum distribution rules under the Code require that you begin receiving periodic amounts from your IRA or tax qualified arrangement beginning after age 70 1/2. Required minimum distributions are not required for Roth IRAs during the Owner’s lifetime. The amount required under the Code may exceed the Annual Guaranteed Withdrawal Amount. See “Excess Withdrawals – Required Minimum Distributions,” earlier in this section.

6: HOW CAN I PURCHASE THE PRUDENTIAL RETIREMENT SECURITY ANNUITY IV?

PURCHASE PAYMENTS

The initial Purchase Payment is the amount of money you give us to purchase the Contract. Unless we agree otherwise and subject to our rules, the minimum initial Purchase Payment for Plan Type A is $20,000. This initial minimum does not apply to Plan Type B. You must get our prior approval for any initial and/or additional Purchase Payment of $1 million or more, unless we are prohibited under applicable state law from insisting on such prior approval. To the extent permitted by law, we reserve the right to cease accepting new Purchase Payments under the Contract at any time. With some restrictions, you can make additional Purchase Payments of no less than $50 at any time during the Accumulation Phase. Currently, we waive this minimum Purchase Payment requirement, but may impose it at any time in the future. Any minimum we impose may vary by plan type.

Currently, you must get our prior approval to make maximum aggregate Purchase Payments in excess of $2 million unless we are prohibited under applicable state law from insisting on such prior approval. We limit the maximum total Purchase Payments in any Contract year other than the first to $1 million absent our prior approval. Depending on applicable state law, other limits may apply. This Contract is issued as a nonqualified annuity. In order for it to be used to fund an IRA, the Contract must be issued to a custodial account established as an IRA.

Absent our prior approval, we may temporarily suspend the right to make additional Purchase Payments during the 90-day period following an Excess Withdrawal or any withdrawal before the Lock-In Date. In connection with Plan Type B, this restriction does not apply to additional Purchase Payments made through payroll deductions or scheduled loan repayments, if applicable. This restriction does apply to rollover transactions and lump sum loan repayments.

ALLOCATION OF PURCHASE PAYMENTS

When you purchase a Contract and when you make an additional Purchase Payment, we will allocate your Purchase Payment to the Variable Investment Option.

We generally will credit the initial Purchase Payment to your Contract within two Business Days from the day on which we receive your payment in Good Order at the Prudential Retirement Service Center. If, however, your first payment is made without enough information for us to set up your Contract, we may need to contact you to obtain the required information.

■

For Plan Type A: If we are not able to obtain this information within five Business Days, we will within that five Business Day period either return your Purchase Payment or obtain your consent to continue holding it until we receive the necessary information.

■

For Plan Type B: If we do not have sufficient enrollment information, then we will allocate your initial Purchase Payment to the AST Money Market Portfolio of the Advanced Series Trust upon receipt and will send a notice to the Plan Contract Holder or its agent that requests the necessary information. If we do not receive the required information following this notice, we will deliver up to three additional notices to the Plan Contract Holder or its agent at monthly intervals that requests such information. Within 105 days from the time that units of the AST Money Market Portfolio were purchased on your behalf, we will redeem the units and pay the proceeds (including earnings) to the Plan Contract Holder. Any proceeds we pay to the Plan Contract Holder under this procedure may be considered a prohibited and taxable reversion to the Plan Contract Holder under current provisions of the Code. Similarly, proceeds that we return may cause the Plan Contract Holder to violate a requirement under the Employee Retirement Income Security Act of 1974, as amended, to hold all plan assets in a trust or an insurance contract. The Plan Contract Holder may avoid both problems if it arranges to have the proceeds paid into a trust or an insurance contract.

We will credit each subsequent Purchase Payment as of the Business Day we receive it in Good Order at the Prudential Retirement Service Center. Subsequent Purchase Payments that are not in Good Order will be credited on the Business Day that Good Order is determined. Subsequent Purchase Payments received in Good Order after the close of the Business Day will be credited on the following Business Day.

At our discretion, we may give initial and subsequent Purchase Payments (as well as transfers) received in Good Order by certain broker/dealers, or record keepers administering employment based retirement plans, prior to the close of a Business Day the same treatment as they would have received had they been received at the same time at the Prudential Retirement Service Center. Any such arrangements would be governed by the terms and conditions of a written agreement between us and the broker/dealer.

CALCULATING CONTRACT VALUE

The value of your Contract will go up or down depending on the investment performance of the Variable Investment Option. To determine the value of your Contract, we use a unit of measure called an accumulation unit. An accumulation unit works like a share of a mutual fund.

Every day we determine the value of an accumulation unit for the Variable Investment Option. We do this by:

1)	Adding up the total amount of money allocated to the investment option;
2)	Subtracting from that amount insurance charges and any other applicable charges such as for taxes; and
3)	Dividing this amount by the number of outstanding accumulation units.

When you make a Purchase Payment to a Variable Investment Option, we credit your Contract with accumulation units of the sub-account or sub-accounts for the investment options you choose. The number of accumulation units credited to your Contract is determined by dividing the amount of the Purchase Payment allocated to an investment option by the unit price of the accumulation unit for that investment option. We calculate the unit price for each investment option after the New York Stock Exchange closes each day and then credit your Contract. The value of the accumulation units can increase, decrease, or remain the same from day to day.

We cannot guarantee that your Contract Value will increase or that it will not fall below the amount of your total Purchase Payments.

7: WHAT ARE THE  EXPENSES ASSOCIATED WITH THE PRUDENTIAL RETIREMENT SECURITY ANNUITY IV?

There are charges and other expenses associated with the Contract that reduce the return on your investment. These charges and expenses are described below.

The charges under the Contract are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the Contract. They are also designed, in the aggregate, to compensate us for the risks of loss we assume pursuant to the Contract. If, as we expect, the charges that we collect from the Contract exceed our total costs in connection with the Contract, we will earn a profit. Otherwise, we will incur a loss. The rates of certain of our charges have been set with reference to estimates of the amount of specific types of expenses or risks that we will incur. In most cases, this prospectus identifies such expenses or risks in the name of the charge; however, the fact that any charge bears the name of, or is designed primarily to defray a particular expense or risk does not mean that the amount we collect from that charge will never be more than the amount of such expense or risk. Nor does it mean that we may not also be compensated for such expense or risk out of any other charges we are permitted to deduct by the terms of the Contract. We may reduce stated fees under particular contracts as to which, due to economies of scale and other factors, our administrative costs are reduced.

INSURANCE AND ADMINISTRATIVE CHARGES

Each day we make a deduction for the insurance and administrative charges. These charges cover our expenses for mortality and expense risk, administration, marketing and distribution. The mortality risk portion of the charge is for assuming the risk that the Annuitant(s) will live longer than expected based on our life expectancy tables. When this happens, we pay a greater number of Annuity Payments. The expense risk portion of the charge is for assuming the risk that the current charges will be insufficient in the future to cover the cost of administering the Contract. The administrative expense portion of the charge compensates us for the expenses associated with the administration of the Contract. This includes preparing and issuing the Contract; establishing and maintaining Contract records; preparation of confirmations and annual reports; personnel costs; legal and accounting fees; filing fees; and systems costs.

The insurance and administrative charge equals, on an annual basis, the following percentages of the daily Contract Value:

	Plan Type A		Plan Type B
	Current	Maximum	Current	Maximum
Insurance and Administrative Charge	0.65%	1.75%	0.00%	1.50%

While we presently charge the percentage amount reflected in the “Current” column above, we have the right to increase this charge up to the percentage amount reflected in the “Maximum” column above.

PRUDENTIAL INCOMEFLEX TARGET BENEFIT CHARGES

In addition to the current insurance and administrative charge, each day we make a deduction for the charges associated with the Prudential IncomeFlex Target Benefit.

The IncomeFlex Target Benefit charge equals, on an annual basis, the following percentages of daily Contract Value:

	Plan Type A		Plan Type B
	Current	Maximum	Current	Maximum
IncomeFlex Target Benefit	1.00%	1.50%	1.15%	1.50%

While we presently charge the percentage amount reflected in the “Current” column above, we have the right to increase this charge up to the percentage amount reflected in the “Maximum” column above, but we have no current intention to do so.

Any increase in these IncomeFlex Target Benefit charges would apply only to new Purchase Payments and Step-Up transactions after the effective date of the increase. Any increase or current charge may vary by plan type. Please see “Increase Of Income Base And Annual Guaranteed Withdrawal Amount – Step-Up” in Section 5, “What Is The Prudential IncomeFlex Target® Benefit?”

If the charges under the Contract are not sufficient to cover our expenses, then we will bear the loss. We do, however, expect to profit from these charges. Any profits made from these charges may be used by us to pay for the costs of distributing the Contract.

CONTRACT MAINTENANCE CHARGE

We may impose a fee of up to $150 per year for administrative expenses. We currently waive this fee. However, we may begin to impose or increase this fee up to $150 at any time, but we have no current intention to do so. If we impose this fee, it will generally be assessed quarterly on the last Business Day of the quarter. Also, we may establish and modify the level of Contract Value at which we waive this fee. The charge will be deducted from the Contract’s Variable Investment Option, if the Contract offers more than one option, then proportionately from each option. Any current charge, increase or waiver of this charge may vary by plan type.

TAXES ATTRIBUTABLE TO PREMIUM

There may be federal, state and local premium based taxes applicable to your Purchase Payment. We are responsible for the payment of these taxes and may make a deduction from the value of the Contract to pay some or all of these taxes.

EXCEPTIONS/REDUCTIONS TO FEES AND CHARGES

For Contracts funding employment based plans or arrangements, we may reduce or eliminate certain fees and charges or alter the manner in which the particular fee or charge is deducted. For example, we may reduce or eliminate the amount of the annual contract maintenance fee or reduce the insurance and administrative charge. Generally, these types of changes will be based on a reduction to our sales, maintenance or administrative expenses due to the nature of the individual or group purchasing the Annuity. Some of the factors we might consider in making such a decision are: (a) the size and type of group; (b) the number of Annuities purchased by an Owner; (c) the amount of Purchase Payments or likelihood of additional Purchase Payments; and/or (d) other transactions where sales, maintenance or administrative expenses are likely to be reduced. We will not discriminate unfairly between Annuity purchasers if and when we reduce any fees and charges.

COMPANY TAXES

We pay company income taxes on the taxable corporate earnings created by this Separate Account product. While we may consider company income taxes when pricing our products, we do not currently include such income taxes in the tax charges you pay under the Contract. We will periodically review the issue of charging for these taxes and may impose a charge in the future. It is our current practice not to deduct a charge for the federal tax associated with deferred acquisition costs paid by us that are based on premium received. However, we reserve the right to charge the Contract Owner in the future for any such tax.

In calculating our corporate income tax liability, we derive certain corporate income tax benefits associated with the investment of company assets, including Separate Account assets, which are company assets under applicable income tax law. These benefits reduce our overall corporate income tax liability. Under current law, such benefits may include foreign tax credits and corporate dividend received deductions. We do not pass these tax benefits through to holders of the Separate Account Annuity Contracts because (i) the Contract Owners are not the owners of the assets generating these benefits under applicable income tax law and (ii) as described above, we do not currently include company income taxes in the tax charges you pay under the Contract. We reserve the right to change these tax practices.

UNDERLYING MUTUAL FUND FEES

When you allocate a Purchase Payment or a transfer to the Variable Investment Option, we in turn invest in shares of a corresponding underlying mutual fund. The fund charges fees and incurs operating expenses that are in addition to the Contract-related fees described in this section. For 2010, without regard to expense caps, the fees and operating expenses of the Prudential Asset Allocation Fund was 1.00% annually.

For additional information about these fund fees, please consult the prospectus for the fund.

8: HOW CAN I ACCESS MY MONEY?

You can access your money by:

■	Making a withdrawal (either partial or complete); or
■	Choosing to receive Annuity Payments during the Annuity Phase (annuitization). Please see Section 3, “What Kind Of Payments Will I Receive During The Annuity Phase?”

WITHDRAWALS DURING THE ACCUMULATION PHASE

When you make a full withdrawal, you will receive the value of your Contract minus any applicable fees. We will calculate the value of your Contract and charges, if any, as of the date we receive your request in Good Order at the Prudential Retirement Service Center.

The minimum amount that may be withdrawn is $250 or, if less, the Contract Value. We currently waive this minimum. We may begin to impose this minimum at any time in the future. We will generally pay the withdrawal amount, less any required tax withholding, within seven days after we receive a withdrawal request in Good Order.

Income taxes, tax penalties and certain restrictions also may apply to any withdrawal you make. For a more complete explanation, see Section 9, “What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity IV?”

AUTOMATED WITHDRAWALS

We offer an automated withdrawal feature. This feature enables you to receive periodic withdrawals in monthly, quarterly, semiannual or annual intervals. We will process your withdrawals received in Good Order at the end of the Business Day at the intervals you specify. We will continue at these intervals until you tell us otherwise. The minimum automated withdrawal amount you can make generally is $250. We currently waive this minimum. We may begin to impose this minimum at any time in the future.

Income taxes, tax penalties and certain restrictions may apply to automated withdrawals. For a more complete explanation, see Section 9, “What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity IV?”

SUSPENSION OF PAYMENTS OR TRANSFERS

The SEC may require us to suspend or postpone payments made in connection with withdrawals or transfers for any period when:

■	The New York Stock Exchange is closed (other than customary weekend and holiday closings);
■	Trading on the New York Stock Exchange is restricted;
■	An emergency exists, as determined by the SEC, during which sales and redemptions of shares of the underlying mutual funds are not feasible or we cannot reasonably value the accumulation units; or
■	The SEC, by order, permits suspension or postponement of payments for the protection of Owners.

We may also suspend any payment in order to obtain information from your employer that is reasonably necessary to ensure that the payment is in compliance with the restrictions imposed by Section 403(b) of the Code, if applicable. In such an event, a payment request will not be in Good Order and we will not process it until we obtain such information from the employer. We may deny a request for a hardship withdrawal if your employer has not informed us that it will provide information reasonably necessary to ensure that hardship withdrawals, in general, are in compliance with the restrictions on withdrawals imposed by Section 403(b). An explanation of why an employer may be unwilling to provide this information may be found in “ERISA Disclosure/Requirements” in Section 9.

WITHDRAWALS IN CONNECTION WITH PLAN LOANS (Plan Type B only)

Employment based retirement plans may permit Participant loans. Please contact your plan administrator to determine if loans are allowed in your plan, how to apply for a loan, and any applicable loan application or loan maintenance fees charged by the administrator, which may vary by plan. Generally, to receive a loan you must sign a promissory note along with a pledge or assignment of a portion of your plan account value that will be used as security for the loan.

Based on the terms of your plan or the plan’s loan policy, your Contract Value may be used to determine the amount available for a plan loan. Generally, the Code limits loans to the extent the loan (when added to the outstanding balance of all other loans made to the Participant) exceeds the lesser of:

(a)

$50,000 (reduced by the excess, if any, of the Participant’s highest outstanding balance of loans from the plan during the one-year period ending on the day before the date on which such loan is made, over the Participant’s outstanding balance of loans from the plan as of the date such loan is made) or

(b)

One-half (1/2) of the Participant’s vested plan account value, determined as of the valuation date coinciding with or immediately preceding such loan, adjusted for any contributions or distributions made since such valuation date.

Other technical requirements may apply to prevent a plan loan from being treated as a taxable distribution from the plan.

Generally, if plan loan amounts are funded with withdrawals from the Annuity, then such withdrawals may reduce or eliminate guarantees associated with the Prudential IncomeFlex Target Benefit. See Section 5, “What Is The Prudential IncomeFlex Target® Benefit?” for additional information about the impact of Excess Withdrawals and withdrawals before the Lock-In Date. You should contact your plan administrator to determine what portion of any loan will be funded by a withdrawal from the Annuity and then consider the impact to your Prudential IncomeFlex Target Benefits.

Currently, withdrawals from the Annuity in connection with plan loans generally do not cause a 90-day suspension of the right to make additional Purchase Payments. See Section 6, “How Can I Purchase The Prudential Retirement Security Annuity IV?” Scheduled plan loan repayments resulting in Purchase Payments will be treated like all other standard Purchase Payments. Before the earlier of the Lock-In Date and your 70th birthday, however, Purchase Payments resulting from lump sum loan repayments will not be permitted for 90 days following a withdrawal made in connection with a plan loan.

We may delay any issuance of a loan in order to obtain information from your employer that is reasonably necessary to ensure that the loan is in compliance with the restrictions imposed by Section 403(b) of the Code, if applicable. In such an event, a loan request will not be in Good Order and we will not process it until we obtain such information from the employer. We may, however, refuse to make a loan if your employer has not informed us that it will provide information reasonably necessary to ensure that loans, in general, are in compliance with the restrictions imposed by Section 403(b). An explanation of why an employer may be unwilling to provide this information may be found in “ERISA Disclosure/Requirements” in Section 9.

9: WHAT ARE THE TAX CONSIDERATIONS ASSOCIATED WITH THE PRUDENTIAL RETIREMENT SECURITY ANNUITY IV?

This tax discussion is general in nature and describes only federal income tax law (not state or other tax laws). It is based on current law and interpretations, which may change. The discussion includes a description of certain spousal rights under the Contract and under tax-qualified plans. Our administration of such spousal rights and related tax reporting accords with our understanding of the Defense of Marriage Act (which defines a “marriage” as a legal union between a man and a woman and a “spouse” as a person of the opposite sex). Depending on the state in which your Annuity is issued, we may offer certain spousal benefits to civil union couples or same-sex marriages. You should be aware, however, that federal tax law does not recognize civil unions or same-sex marriages. Because this Annuity is sold exclusively to fund IRAs and Roth IRAs, our administration of such spousal rights and related tax reporting accords with our understanding of the Defense of Marriage Act. Therefore, we cannot permit a civil union partner or same-sex spouse to continue the Annuity, upon the death of the first partner. Civil union couples and same-sex marriage spouses should consider this limitation before selecting the Spousal Benefit under the Annuity.

This Contract may be purchased by custodial IRAs and custodial Roth IRAs, which can hold other permissible assets other than the Annuity. The terms and administration of the trust or custodial account in accordance with the laws and regulations are the responsibility of the applicable trustee or custodian. This Contract is also available for purchase by certain employment based retirement plans or arrangements. The tax advantages available with this Contract may exist solely from its purchase through retirement plans or accounts qualifying for federal tax benefits under sections 401(a), 403(b), 403(c), 408(a), 408A or 457 of the Code. In contrast to many variable annuities, because this Contract can invest in funds available to the general public, if the contracts are not issued or purchased through one of these types of retirement plans, the taxes on gains may not be deferred. You should carefully consider the advantages and disadvantages of owning a variable annuity in a tax-qualified plan, as well as the costs and benefits of the Contract (including annuity income), before you purchase the Contract in a tax-qualified plan.

CONTRACTS HELD BY TAX FAVORED PLANS

The following discussion covers annuity contracts held under tax-favored retirement plans.

Currently, the Contract may be purchased for use in connection with individual retirement accounts, which are subject to Section 408(a) of the Code and Roth individual retirement accounts, which are subject to Section 408A of the Code. This Contract is issued as a nonqualified annuity. In order for it to be used for an IRA or Roth IRA, the Contract must be issued to a custodial account established as an IRA or Roth IRA. This description assumes that you have satisfied the requirements for eligibility for these accounts.

This Contract may also be purchased by pension and profit sharing plans qualifying for tax benefits under sections 401, 403(b), 403(c), 408(a), 408A and 457 of the Code. The provisions of the tax law that apply to these retirement plans that may be funded by the Contracts are complex, and Plan Contract Holders are advised to consult a qualified tax advisor.

IRAs. When you purchase this Contract for use in an IRA, we will provide you with a copy of the prospectus and Contract. If the IRA is being established at the same time you purchase the Contract, an “IRA Disclosure Statement,” containing information about eligibility, contribution limits, tax particulars, and other IRA information will be delivered to you separately. In addition to this information (some of which is summarized below), the Code requires that you have a ”revocation period” of seven (7) days following receipt of the IRA Disclosure Statement to cancel the IRA funded by the Contract and receive a refund equal to the amount of your Purchase Payments. The revocation period runs concurrent with any free look period required by State law. During this ”revocation period,” you can cancel the Contract by notifying us in writing, and you will receive a refund equal to the greater of your Purchase Payments or the Contract Value (as of the date you surrendered your Contract), less any applicable federal and state income tax withholding. After the revocation period ends, you may still cancel the Contract during the remaining free look period. See “Short Term Cancellation Right or “Free Look” in Section 1. Please note this does not apply if you are not establishing an IRA at the same time you purchase the Contract.

Roth IRAs. When you purchase this Contract for use with a Roth IRA, we will provide you with a copy of the prospectus and Contract. If the Roth IRA is being established at the same time you purchase this Contract, a “Roth IRA Disclosure Statement,” containing information about eligibility, contribution limits, tax particulars and other Roth IRA information will be delivered to you separately. In addition to this information (some of which is summarized below), the Code requires that you have a “revocation period” of seven (7) days following receipt of the Roth IRA Disclosure Statement to cancel the Roth IRA funded by the Contract and receive a refund equal to the amount of your Purchase Payments. The revocation period runs concurrent with any free look period required by State law. During this “revocation period,” you can cancel the Contract by notifying us in writing, and you will receive a refund equal to the greater of your Purchase Payments or the Contract Value (as of the date you surrendered your Contract), less any applicable federal and state income tax withholding. After the revocation period ends, you may still cancel the Contract during the remaining fee look period. See “Short Term Cancellation Right or “Free Look” in Section 1. Please note this does not apply if you are not establishing a Roth IRA at the same time you purchase the Contract.

Contributions Limits/Rollovers. You must make a minimum initial payment of $20,000 to purchase a Contract in connection with an IRA or Roth IRA. This minimum is greater than the maximum amount of any annual contribution allowed by law you may make to an IRA or Roth IRA. For 2011 the limit for an IRA is $5,000. The contribution amount is indexed for inflation. The tax law also provides for a catch-up provision for individuals who are age 50 and above, allowing these individuals an additional $1,000 contribution each year. Contribution limits for a Roth IRA are established as the same annual contribution limits reduced by any amounts you have contributed to an IRA for the contribution year. While contributions to an IRA may be deductible, subject to income limits, contributions to a Roth IRA cannot be deducted from your gross income.

The “rollover” rules under the Code are fairly technical; however, an individual (or his or her surviving spouse) may generally “roll over” certain distributions from tax favored retirement plans (either directly or within 60 days from the date of these distributions)

if he or she meets the requirements for distribution. Once you buy the Contract, you can make regular IRA contributions under the Contract (to the extent permitted by law and the Contract). However, if you make such regular IRA contributions, you should note that you will not be able to treat the Contract as a “conduit IRA,” which means that you will not retain possible favorable tax treatment if you subsequently “roll over” the Contract funds originally derived from a qualified retirement plan into another Section 401(a) plan. Beginning January 2008, an individual receiving an eligible rollover distribution from an employer sponsored retirement plan under sections 401(a) or 403(b) of the Code can directly roll over contributions to a Roth IRA. This conversion triggers current taxation (but is not subject to a 10% early distribution penalty). Once an Annuity has been purchased, regular Roth IRA contributions will be accepted to the extent permitted by law. In addition, an individual receiving an eligible rollover distribution from a designated Roth account under an employer plan may roll over the distribution to a Roth IRA even if the individual is not eligible to make regular contributions to a Roth IRA. Prior to January 1, 2010, income and filing status limitations applied to rollovers from non-Roth accounts to a Roth IRA. Beginning in 2007, non-spouse beneficiaries can also roll over distributions from a tax favored retirement plan into an inherited IRA.

Non-spouse beneficiaries receiving a distribution from an employer sponsored retirement plan under sections 401(a) or 403(b) of the Code can also directly roll over contributions to a Roth IRA. However, it is our understanding of the Code that non-spouse beneficiaries cannot “rollover” benefits from a traditional IRA to a Roth IRA.

Currently this Contract is not available to fund inherited IRAs or inherited Roth IRAs.

For Contracts issued to tax favored retirement plans, other than IRAs, different contribution rules apply. In general, assuming that Participants and Plan Contract Holders adhere to the requirements and limitations of tax law applicable to the particular type of plan, contributions made under a qualified retirement plan funded by a Contract are deductible (or not includible in income) up to certain amounts each year. Contributions to a Roth 401(k) or Roth 403(b) account are subject to these same limits, and are not deductible for federal income tax purposes.

Distributions. Usually, the full amount of any distribution from an IRA or qualified plan (including a distribution from this Contract) which is not a rollover is taxable. As taxable income, these distributions are subject to the general tax withholding rules described below. In addition to this normal tax liability, you may also be liable for the following, depending on your actions:

■	A 10% “early distribution penalty”;
■	Liability for “prohibited transactions” if you, for example, borrow against the value of an IRA; or
■	Failure to take a minimum distribution.

For Roth IRAs, Roth 401(k) accounts and Roth 403(b) accounts, only the earnings portion of distributions that are not qualified distributions are subject to income tax and the 10% “early distribution penalty.” The other penalties apply to the entire Roth account. “Qualified distributions” from a Roth IRA or Roth account are excludable from gross income. A “qualified distribution” is a distribution that satisfies two requirements: (1) the distribution must be made (a) after the owner of the Roth attains age 59 1/2; (b) after the owner’s death; (c) due to the owner’s disability; or (d) for a qualified first time homebuyer distribution within the meaning of Section 72(t)(2)(F) of the Code (applicable to Roth IRAs only); and (2) the distribution must be made in the year that is at least five tax years after the first year (a) for Roth IRAs, for which a contribution was made to any Roth IRA established for the owner or five years after a rollover, transfer, or conversion was made from a traditional IRA to a Roth IRA or (b) for Roth accounts, for which a contribution was made to any designated Roth account established for such individual under the same employer retirement plan, or from the first contribution previously made to a Roth account under another applicable retirement plan if a rollover contribution was made from that previous Roth account to the current Roth account from which a distribution is made.

REQUIRED MINIMUM DISTRIBUTION PROVISIONS AND PAYMENT OPTION

When you hold the Contract under an IRA (or other tax-favored plan), IRS required minimum distribution provisions must be satisfied. This means that generally payments must start by April 1 of the year after the year you reach age 70 1/2 and must be made for each year thereafter. For employment based retirement plans or arrangements, including Roth 401(k) and Roth 403(b) arrangements, this generally can be deferred until the Participant retires, if later. Roth IRAs are not subject to these required minimum distribution rules during the Owner’s lifetime. The amount of the payment from the IRA or qualified plan must at least equal the minimum required under the IRS rules. Several choices are available for calculating the minimum amount. More information on the mechanics of this calculation is available on request. Please contact us a reasonable time before the IRS deadline so that a timely distribution is made. Please note that there is a 50% tax penalty on the amount of any minimum distribution not made in a timely manner.

To determine the amount of any required minimum distributions the value of the Contract will be calculated based on the sum of the Contract Value and the actuarial value of any additional Death Benefits and benefits under the Contract. As a result, if amounts are distributed from the Contract to satisfy the required minimum distribution rules, the amount distributed may be larger than if the calculation were based on the Contract Value only, which may in turn result in an earlier (but not before the required beginning date) distribution of amounts under the Contract and an increased amount of taxable income distributed to the Contract Owner, and a reduction of Death Benefits and the benefits of Prudential IncomeFlex Target Benefit. You can use the minimum distribution option to satisfy the IRS required minimum distribution rules for this Contract without either beginning Annuity Payments or surrendering the Contract. We will distribute to you this required minimum distribution amount, less any other partial withdrawals that you made during the year. Although the IRS rules determine the required amount to be distributed from your IRA each year, certain payment alternatives are still available to you. If you own more than one IRA, you can choose to satisfy your minimum distribution requirement for each of your IRAs by withdrawing that amount from any of your IRAs. Similarly, if the IRA that includes the Contract has other investments, you can choose to satisfy your minimum distribution requirement from those investments. Similar rules apply to distributions from plans under section 403 of the Code, which allows you to satisfy all of your minimum distribution requirements by taking distributions from one or more 403 accounts.

REQUIRED DISTRIBUTIONS UPON YOUR DEATH FOR QUALIFIED ANNUITY CONTRACTS

Upon your death under an IRA, Roth IRA, 403(b) or other employer sponsored plan, the designated Beneficiary may generally elect to continue the Contract and receive required minimum distributions under the Contract instead of receiving the death benefit in a single payment. The available payment options will depend on whether you die before the date required minimum distributions under the Code were to begin, whether you have named a designated Beneficiary and whether that beneficiary is your surviving spouse.

If you die after a designated Beneficiary has been named, the death benefit must be distributed by December 31st of the year including the five year anniversary of the date of death, or as periodic payments not extending beyond the life or life expectancy of the designated Beneficiary (as long as payments begin by December 31st of the year following the year of death). However, if your surviving spouse is the beneficiary, the death benefit can be paid out over the life or life expectancy of your spouse with such payments beginning no later than December 31st of the year following the year of death or December 31st of the year in which you would have reached age 70 1/2, which ever is later. Additionally, if the Contract is payable to (or for the benefit of) your surviving spouse, that portion of the Contract may be continued with your spouse as the owner. The Worker, Retiree and Employer Recovery Act of 2008 suspended Required Minimum Distributions for 2009. If your beneficiary elects to receive full distribution by December 31st of the year including the five year anniversary of the date of death, 2009 shall not be included in the five year requirement period. This effectively extends this period to December 31st of the year including the six year anniversary of the date of death.

If you die before a designated Beneficiary is named and before the date required minimum distributions must begin under the Code, the death benefit must be paid out by December 31st of the year including the five year anniversary of the date of death. For contracts where multiple beneficiaries have been named and at least one of the beneficiaries does not qualify as a designated Beneficiary and the account has not been divided into separate accounts by December 31st of the year following the year of death, such contract is deemed to have no designated Beneficiary. A designated Beneficiary may elect to apply the rules for no designated Beneficiary if those would provide a smaller payment requirement. For this distribution requirement also, 2009 shall not be included in the five year requirement period. If you die before a designated Beneficiary is named and after the date required minimum distributions must begin under the Code, the death benefit must be paid out at least as rapidly as under the method then in effect. For contracts where multiple beneficiaries have been named and at least one of the beneficiaries does not qualify as a designated Beneficiary and the account has not been divided into separate accounts by December 31st of the year following the year of death, such contract is deemed to have no designated Beneficiary. A designated Beneficiary may elect to apply the rules for no designated Beneficiary if those would provide a smaller payment requirement.

A beneficiary has the flexibility to take out more each year than mandated under the required minimum distribution rules.

Until withdrawn, amounts in a Qualified Annuity contract continue to be tax deferred. Amounts withdrawn each year, including amounts that are required to be withdrawn under the required minimum distribution rules, are subject to tax. You may wish to consult a professional tax advisor for tax advice as to your particular situation.

For a Roth IRA, if death occurs before the entire interest is distributed, the death benefit must be distributed under the same rules applied to IRAs where death occurs before the date required minimum distributions must begin under the Code.

PENALTY FOR EARLY WITHDRAWALS

You may owe a 10% tax penalty on the taxable part of distributions received from an IRA, Roth IRA or qualified plan (other than a plan under section 457 of the Code) before you attain age 59 1/2.

Amounts are not subject to this tax penalty if:

■	the amount is paid on or after you reach age 59 1/2 or die;
■	the amount received is attributable to your becoming disabled; or
■

the amount paid or received is in the form of substantially equal payments not less frequently than annually (Please note that substantially equal payments must continue until the later of reaching age 59 1/2 or 5 years. Modification of payments during that time period will generally result in retroactive application of the 10% tax penalty.).

Other exceptions to this tax may apply. You should consult your tax advisor for further details.

WITHHOLDING

Unless you elect otherwise, we will withhold federal income tax from the taxable portion of such distribution at an appropriate percentage. The rate of withholding on Annuity Payments where no mandatory withholding is required is determined on the basis of the withholding certificate that you file with us. If you do not file a certificate, we will automatically withhold federal taxes on the following basis:

■

For any Annuity Payments not subject to mandatory withholding, you will have taxes withheld by us as if you are a married individual, with three exemptions. If no U.S. taxpayer identification number is provided, we will automatically withhold using single with zero exemptions as the default.

■

For certain distributions from qualified plans, which are not directly rolled over or transferred to another eligible qualified plan, we are required to withhold 20% for federal income tax. The 20% withholding requirement does not apply to (1) distributions for your life or life expectancy, or joint and last survivor expectancy of you and a designated Beneficiary; (2) distributions for a specified period of 10 years or more: (3) distributions required as minimum distributions; or (4) hardship distributions of salary deferral amounts. Amounts that are received under a Contract used in connection with a Section 457 Plan are treated as wages for federal income tax purposes and are, thus, subject to general withholding requirements.

■	For all other distributions, we will withhold at a 10% rate.

State income tax withholding rules vary and we will withhold based on the rules of your state of residence. Special tax rules apply to withholding for nonresident aliens, and we generally withhold income tax for nonresident aliens at a 30% rate. A different withholding rate may be applicable to a nonresident alien based on the terms of an existing income tax treaty between the United States and the nonresident alien’s country.

We will provide you with forms and instructions concerning the right to elect that no amount be withheld from payments in the ordinary course. However, you should know that, in any event, you are liable for payment of federal income taxes on the taxable portion of the distributions, and you should consult with your tax advisor to find out more information on your potential liability if you fail to pay such taxes.

SPECIAL CONSIDERATIONS REGARDING EXCHANGES INVOLVING 403(b) ARRANGEMENTS

Under IRS regulations generally effective in 2009, we can accept exchanges from another annuity contract only if we have entered into an information-sharing agreement or its functional equivalent, with the applicable employer or its agent. We make such exchanges only if your employer confirms that it has entered into an information-sharing agreement or its functional equivalent with the issuer of the other annuity contract. This means that if you request an exchange we will not consider your request to be in Good Order, and will not therefore process the transaction, until we receive confirmation from your employer.

ERISA DISCLOSURE/REQUIREMENTS

ERISA (the “Employee Retirement Income Security Act of 1974”) and the Code prevent a fiduciary and other “parties in interest” with respect to a plan (and, for purposes of the Code, an IRA would also constitute a “plan”) from receiving any benefit from any party dealing with the plan, as a result of the sale of the Contract. Administrative exemptions under ERISA generally permit the sale of insurance/annuity products to plans, provided that certain information is disclosed to the person purchasing the Contract. This information has to do primarily with the fees, charges, discounts and other costs related to the Contract, as well as any commissions paid to any agent selling the Contract.

Information about any applicable fees, charges, discounts, penalties or adjustments may be found in Section 7, “What Are The Expenses Associated With The Prudential Retirement Security Annuity IV?”

Information about sales of the Contract may be found in Section 10, “Other Information.” In addition, other relevant information required by the exemptions is contained in the Contract and accompanying documentation. Please consult your tax advisor if you have any additional questions.

The U.S. Department of Labor considers certain types of employer actions under a section 403(b) program to be inconsistent with the program not being subject to ERISA. Among these are employer approval of participant requests for loans and hardship withdrawals, both of which reasonably may be necessary to comply with restrictions imposed by Section 403(b) of the Code. If an employer that is a tax exempt entity is unwilling to approve participant requests for loans and hardships, such transactions may not be available to participants using funds held under the Contract. An individual employed by a tax exempt entity should check with his or her employer to determine whether loans and hardship withdrawals are available using funds held under the Contract.

SPOUSAL CONSENT RULES FOR CERTAIN RETIREMENT PLANS

Spousal consent rules may apply to retirement plans intended to satisfy Section 401(a) of the Code and plans subject to ERISA (including church plans with respect to which the plan sponsor has elected to be subject to certain provisions of ERISA and the Code).

If you are married at the time your payments commence, you may be required by federal law to choose an income option that provides survivor annuity income to your spouse, unless your spouse waives that right. Similarly, if you are married at the time of your death, federal law may require all or a portion of the death benefit to be paid to your spouse, even if you designated someone else as your beneficiary. A brief explanation of the applicable rules follows. For more information, consult the terms of your retirement arrangement.

Defined Contribution Plans (including 401(k) Plans and ERISA 403(b) Annuities). Spousal consent to a distribution is generally not required. Upon your death, your spouse will receive the entire death benefit, even if you designated someone else as your beneficiary, unless your spouse consents in writing to waive this right. Also, if you are married and elect an annuity as a periodic income option, federal law requires that you receive a QJSA, unless you and your spouse consent to waive this right.

While spousal consent to a distribution is generally not required, such consent is required if the retirement plan in which you participate does not provide that, upon your death, your spouse will receive the entire death benefit unless your spouse consents in writing to waive this right. If the plan in which you participate is such a plan and you are married at the time your payments commence, federal law requires that benefits be paid to you in the form of a QJSA, unless you and your spouse waive that right, in writing. Generally, this means that you will receive a reduced payment during your life and, upon your death, your spouse will receive at least one-half of what you were receiving for life. You may elect to receive another income option if your spouse consents to the election and waives his or her right to receive the QJSA. If your spouse consents to the alternative form of payment, your spouse may not receive any benefits from the plan upon your death. In addition, if you are married and die before your payments commence, federal law also requires that the plan pay a death benefit to your spouse. This benefit must be available in the form of an annuity for your spouse’s lifetime and is called a QPSA. If the plan allows payment of death benefits to other beneficiaries, you may elect to have a beneficiary other than your spouse receive the death benefit, but only if your spouse consents to the election and waives his or her right to receive the QPSA. If your spouse consents to the alternate beneficiary, your spouse will receive no benefits from the plan upon your death. Any QPSA waiver prior to your attaining age 35 will become null and void on the first day of the calendar year in which you attain age 35, if still employed.

If spousal consent to a distribution is required under the retirement plan in which you participate and you select the Prudential IncomeFlex Target Benefit feature, spousal consent generally would be required in order for you (or your Spouse, if you elect the optional Spousal Benefit) to take withdrawals from the Contract (including withdrawals of the Annual Guaranteed Withdrawal Amount) that result in a distribution from the plan. Without such consent, the plan would be required to pay your plan interest in the form of a QJSA. A QPSA waiver with spousal consent generally would be required in order for your spouse to take withdrawals from the Contract (including withdrawals of the Annual Guaranteed Withdrawal Amount) if you die before your payments commence. Without such consent, the plan would be required to pay your plan interest to your surviving spouse in the form of a QPSA.

10: OTHER INFORMATION

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY (PRIAC)

PRIAC is a stock life insurance company incorporated under the laws of Connecticut in 1981. PRIAC’s principal business address is 280 Trumbull Street, Hartford, CT, 06103. It is authorized to do business in the District of Columbia and all states. The Company issues group and individual annuities and other insurance contracts. The Company was formerly a subsidiary of Connecticut General Life Insurance Company, which is an indirect, wholly-owned subsidiary of CIGNA Corporation, Philadelphia, Pennsylvania. On April 4, 2004, the Company was acquired by The Prudential Insurance Company of America, a New Jersey corporation (“Prudential Insurance”).

The Company is a wholly-owned subsidiary of Prudential Insurance, which in turn is an indirect wholly-owned subsidiary of Prudential Financial, Inc., Newark, New Jersey, an insurance holding company. As PRIAC’s ultimate parent, Prudential Financial exercises significant influence over the operations and capital structure of PRIAC and Prudential Insurance. However, neither Prudential Financial, Prudential Insurance, nor any other related company has any legal responsibility to pay amounts that PRIAC may owe under the Contract.

THE SEPARATE ACCOUNT

We have established a Separate Account, the PRIAC Variable Contract Account A (Separate Account), to hold the assets that are associated with the variable annuity contracts. The Separate Account was established under Connecticut law on October 6, 2006, and is registered with the SEC under the Investment Company Act of 1940, as a unit investment trust, which is a type of investment company.

The assets of the Separate Account are held in the name of PRIAC and legally belong to us. Income, gains, and losses, whether or not realized, for assets allocated to the Separate Account, are, in accordance with the applicable Contracts, credited to or charged against the Separate Account without regard to other income, gains, or losses of PRIAC. Assets of the Separate Account may not be charged with liabilities arising out of any other business of PRIAC. However, all obligations under the Contract are PRIAC’s general corporate obligations. More detailed information about PRIAC, including its audited financial statements, is provided in the Statement of Additional Information.

TEXAS OPTIONAL RETIREMENT PROGRAM

The following special rules apply if you purchase the Contract in connection with the Texas Optional Retirement Program (“Texas Program”).

Under the terms of the Texas Program, Texas will make a contribution to your Contract. The Texas contribution will be credited to your Contract Value. Until you begin your second year of participation in the Texas Program, we have the right to withdraw the value of the Separate Account units purchased on your behalf with this Texas contribution. If you do not begin a second year of participation, then the value of the Separate Account units purchased with the Texas contribution will be withdrawn and returned to the State of Texas.

Under the Texas Program, withdrawals may be taken from the Contract only in the event of your death, retirement or termination of employment. During your participation in the Texas Program you may, however, transfer the Contract Value to another contract issued by PRIAC, its affiliates, or other carriers approved under the Texas Program.

LEAVING YOUR RETIREMENT PLAN – TRANSFERRING YOUR INCOMEFLEX TARGET BENEFIT GUARANTEES

If you are a participant in an employment based retirement plan and you leave your plan, you may be able to transfer the guarantees under your IncomeFlex Target Benefit under this Contract into another variable annuity contract issued by us. If you are a participant in more than one retirement plan offering the Prudential IncomeFlex Benefit, we may limit the number of IRA or Roth IRA accounts you may establish with us, which may limit your ability to transfer and combine your Prudential IncomeFlex Target Benefits.

Such other contract may require a minimum initial purchase payment and may have different fees, limitations, conditions, investments, and provisions affecting the guarantees. You should read the materials concerning such contract carefully, including its prospectus, and consider the benefits and differences between it and this Contract, as offered through your retirement plan. Terms of any such contract may vary by jurisdiction, and availability is subject to regulatory approvals. If you transfer any investments or values under this Contract to any investment other than a variable annuity issued by us for such purpose, all values and guarantees under your IncomeFlex Target Benefit will immediately cease.

SALE AND DISTRIBUTION OF THE CONTRACT

Prudential Investment Management Services LLC (PIMS), a wholly-owned subsidiary of Prudential Financial, Inc., is the distributor and principal underwriter of the securities offered through this prospectus. PIMS acts as the distributor of a number of variable annuity contracts and variable life insurance products we and our affiliates offer.

PIMS’s principal business address is Three Gateway Center, 14th Floor, Newark, New Jersey 07102. PIMS is registered as a broker/dealer under the Securities Exchange Act of 1934 (Exchange Act) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Contract is offered on a continuous basis. PIMS may enter distribution agreements with broker/dealers who are registered under the Exchange Act and with entities that may offer the Contract but are exempt from registration (firms). Applications for the Contract may be solicited by registered representatives of those firms. Such representatives will also be our appointed insurance agents under state insurance law. In addition, PIMS may offer the Contract directly to potential purchasers.

Commissions may be paid to firms on sales of the Contract according to one or more schedules. The individual representative would receive a portion of the compensation, depending on the practice of his or her firm. Any commission would be generally based on a percentage of Purchase Payments, up to a maximum of 8%.

We may also provide compensation to the distributing firm for providing ongoing service to you in relation to the Contract. Commissions and other compensation paid in relation to the Contract do not result in any additional charge to you or to the Separate Account not described in this prospectus.

In addition, in an effort to promote the sale of our products (which may include the placement of PRIAC and/or the Contract on a preferred or recommended company or product list and/or access to the firm’s registered representatives), we or PIMS may enter into compensation arrangements with certain broker/dealer firms with respect to certain or all registered representatives of such firms under which such firms may receive separate compensation or reimbursement for, among other things, training of sales personnel and/or marketing and/or administrative services and/or other services they provide to us or our affiliates. These services may include, but are not limited to: educating customers of the firm on the Contract’s features; conducting due diligence and analysis; providing office access, operations and systems support; holding seminars intended to educate registered representatives and make them more knowledgeable about the Contract; providing a dedicated marketing coordinator; providing priority sales desk support; and providing expedited marketing compliance approval to PIMS. A list of firms that PIMS paid pursuant to such arrangements, if any, is provided in the Statement of Additional Information which is available upon request.

To the extent permitted by FINRA rules and other applicable laws and regulations, PIMS may pay or allow other promotional incentives or payments in the form of cash or non-cash compensation. These arrangements may not be offered to all firms and the terms of such arrangements may differ between firms.

You should note that firms and individual registered representatives and branch managers within some firms participating in one of these compensation arrangements might receive greater compensation for selling the Contract than for selling a different contract that is not eligible for these compensation arrangements. While compensation is generally taken into account as an expense in considering the charges applicable to a contract product, any such compensation will be paid by us or PIMS and will not result in any additional charge to you not described in this prospectus. Overall compensation paid to the distributing firm does not exceed, based on actuarial assumptions, 8% of the total Purchase Payments made. Your registered representative can provide you with more information about the compensation arrangements that apply upon the sale of the Contract.

We may also compensate unaffiliated record keepers that provide sub-transfer agency or other services to support the administration of the contracts in connection with employment based plans.

In addition, we or our affiliates may provide such compensation, payments and/or incentives to firms arising out of the marketing, sale and/or servicing of variable annuities or variable life insurance offered by different Prudential business units.

LITIGATION

PRIAC may be subject to various pending or threatened legal or regulatory proceedings arising from the conduct of its business. Most of these matters are routine and in the ordinary course of business.

In October 2007, the Company filed an action in the United States District Court for the Southern District of New York, Prudential Retirement Insurance & Annuity Co. v. State Street Global Advisors, in the Company’s fiduciary capacity and on behalf of certain defined benefit and defined contribution plan clients of the Company, against an unaffiliated asset manager, State Street Global Advisors (“SSgA”) and SSgA’s affiliate, State Street Bank and Trust Company (“State Street”). This action seeks, among other relief, restitution of certain losses attributable to certain investment funds sold by SSgA as to which the Company believes SSgA employed investment strategies and practices that were misrepresented by SSgA and failed to exercise the standard of care of a prudent investment manager. Given the unusual circumstances surrounding the management of these SSgA funds and in order to protect the interests of the affected plans and their participants while the Company pursues these remedies, the Company implemented a process under which affected plan clients that authorized the Company to proceed on their behalf have received payments from funds provided by the Company for the losses referred to above. The Company’s consolidated financial statements for the year ended December 31, 2007 include a pre-tax charge of $82 million, reflecting these payments to plan clients and certain related costs. In September 2008, the United States District Court for the Southern District of New York denied the State Street defendants’ motion to dismiss claims for damages and other relief under Section 502(a)(2) of ERISA, but dismissed the claims for equitable relief under Section 502(a)(3) of ERISA. In October 2008, defendants answered the complaint and asserted counterclaims for contribution and indemnification, defamation and violations of Massachusetts’ unfair and deceptive trade practices law. In February 2010, State Street reached a settlement with the SEC over charges that it misled investors about their exposure to subprime investments, resulting in significant investor losses in mid-2007. Under the settlement, State Street paid approximately $313 million in disgorgement, pre-judgment interest, penalty and compensation into a Fair Fund that was distributed to injured investors and consequently, State Street paid the Company, for deposit into its separate accounts, approximately $52.5 million. By the terms of the settlement, State Street’s payment to the Company does not resolve any claims the Company has against State Street or SSgA in connection with the losses in the investment funds SSgA managed, and the penalty component of State Street’s SEC settlement (approximately $8.4 million) cannot be used to offset or reduce compensatory damages in the action against State Street and SSgA. In June 2010, the Company moved for partial summary judgment on State Street’s counterclaims. At the same time, State Street moved for summary judgment on the Company’s complaint. In March 2011, the Court denied State Street’s motion for summary judgment and, in part, the Company’s motion for partial summary judgment on State Street’s counterclaims.

Litigation and regulatory matters are subject to many uncertainties, and given the complexity and scope, the outcomes cannot be predicted. It is possible that the results of operations or the cash flow of PRIAC in a particular quarterly or annual period could be materially affected by an ultimate unfavorable resolution of a litigation or regulatory matter. Management believes, however, that the ultimate outcome of all pending or threatened litigation or regulatory matters, after consideration of applicable reserves and rights to indemnification, should not have a material adverse effect on PRIAC’s financial position.

ASSIGNMENT

This Contract must be used to fund an individual retirement account or an employer based retirement plan or arrangement, and therefore you generally may not assign the Contract during your lifetime. In all cases, the Contracts cannot be assigned without our written consent.

MISSTATEMENT OF AGE – ANNUITY PAYMENTS

If there has been a misstatement of the age of any person, or any other relevant facts upon whose life Annuity Payments are based, then we will make adjustments to conform to the facts. As to Annuity Payments: (a) any underpayments by us will be remedied on the next payment following correction; and (b) any overpayments by us will be charged against future amounts payable by us under your Annuity.

MISSTATEMENTS AND CORRECTIONS AFFECTING THE PRUDENTIAL INCOMEFLEX TARGET BENEFIT

If we discover that your age, your spouse’s age or any other fact pertaining to our guarantees under the Prudential IncomeFlex Target Benefit was misstated, or we discover a clerical error, then, to the extent permitted by applicable law, we will make adjustments to any fees, guarantees or other values under this Annuity to reasonably conform to the facts following our established procedures, which shall be applied on a uniform basis.

SERVICE PROVIDERS

We generally conduct our operations through staff employed by us or our affiliates within the Prudential Financial family. Certain discrete functions have been delegated to non-affiliates that could be deemed “service providers” under the Investment Company Act of 1940. The entities engaged by us may change over time. As of December 31, 2010, non-affiliated entities that could be deemed service providers to the separate account funding the Contracts consisted of the following: Broadridge Financial Solutions (proxy tabulation services) located at 60 Research Road, Hingham, MA 02043; Diversified Information Technologies Inc. (mail handling and records management) located at 123 Wyoming Avenue, Scranton, PA 18503; RR Donnelley Receivables Inc. (printing annual reports and prospectuses) located at 111 South Wacker Drive, Chicago, IL 60606-4301; State Street Bank – Kansas City (custodian and accumulation unit value calculations) located at 801 Pennsylvania Avenue, Kansas City, MO 64105; Broadridge (fulfillment vendor for mailing applications, forms, prospectuses, etc.) located at 1981 Marcus Avenue, Lake Success, NY 11042.

STATEMENT OF ADDITIONAL INFORMATION

Contents:

■	Company
■	Experts
■	Principal Underwriter
■	Payments Made to Promote Sale of Our Products
■	Determination of Accumulation Unit Values
■	Federal Tax Status
■	Financial Statements

HOW TO CONTACT US

You can contact the Prudential Retirement Service Center by:

■	calling 1-877-778-2100 during our normal business hours, Monday through Friday, or our telephone automated response system at 1-877-778-2100 24 hours per day.
■

writing to us via regular or express mail at 30 Scranton Office Park, Scranton, PA 18507-1789. NOTE: Failure to send mail to the proper address may result in a delay in our receiving and processing your request.

■	accessing information our internet website at www.prudential.com/online/retirement.

You can obtain account information by calling our automated response system and at www.prudential.com/online/retirement. Our customer service representatives are also available during business hours to provide you with information about your account. You can request certain transactions through our telephone voice response system, our internet website or through a customer service representative. You can provide authorization for a third party, including your attorney-in-fact acting pursuant to a power of attorney or your Financial Professional, to access your account information and perform certain transactions on your account. We require that you or your representative provide proper identification before performing transactions over the telephone or through our internet website. This may include a Personal Identification Number (PIN). You may establish or change your PIN by calling our automated response system and at www.prudential.com/online/retirement. Any third party that you authorize to perform financial transactions on your account will be assigned a PIN for your account.

Transactions requested via telephone are recorded. To the extent permitted by law, we will not be responsible for any claims, loss, liability or expense in connection with a transaction requested by telephone or other electronic means if we acted on such transaction instructions after following reasonable procedures to identify those persons authorized to perform transactions on your Annuity using verification methods which may include a request for your Social Security number, PIN or other form of electronic identification. We may be liable for losses due to unauthorized or fraudulent instructions if we did not follow such procedures. PRIAC does not guarantee access to telephonic, facsimile, Internet or any other electronic information or that we will be able to accept transaction instructions via such means at all times. Nor, due to circumstances beyond our control, can we provide any assurances as to the delivery of transaction instructions submitted to us by regular and/or express mail. Regular and/or express mail (if operational) will be the only means by which we will accept transaction instructions when telephonic, facsimile, Internet or any other electronic means are unavailable or delayed. PRIAC reserves the right to limit, restrict or terminate telephonic, facsimile, Internet or any other electronic transaction privileges at any time.

Prudential Retirement Security Annuity IV

ACCUMULATION UNIT VALUES: Fee Rate of 1.15%

	Accumulation Unit Value at Beginning of Period (Rounded)	Accumulation Unit Value at End of Period (Rounded)	Accumulation Units Outstanding at End of Period (000 Omitted)
Prudential Asset Allocation Fund
05/04/2010* to 12/31/2010	$10.44	$11.13	19

*	Date that Portfolio was first offered in this product

PLEASE SEND ME A STATEMENT OF ADDITIONAL INFORMATION

THAT CONTAINS FURTHER DETAILS ABOUT THE PRUDENTIAL

RETIREMENT SECURITY ANNUITY IV DESCRIBED IN PROSPECTUS

(print your name)

(address)

(city/state/zip code)

Variable Annuity Issued by: PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY A Prudential Financial Company 280 Trumbull Street Hartford, CT 06103-3509	Variable Annuity Distributed by: PRUDENTIAL INVESTMENT MANAGEMENT SERVICES LLC A Prudential Financial Company Three Gateway Center, 14th Floor Newark, NJ 07102

MAILING ADDRESS:

PRUDENTIAL RETIREMENT SERVICE CENTER

30 Scranton Office Park,

Scranton, PA 18507-1789

Prudential Retirement 30 Scranton Office Park Scranton, PA 18507-1789	PRESORTED STANDARD U.S. POSTAGE PAID PRUDENTIAL

Ed. 12-2011 SS-IFX-IV-PROSP	RSBR682

PRUDENTIAL RETIREMENT SECURITY ANNUITY V

PROSPECTUS: DECEMBER 29, 2011

This prospectus describes the Prudential Retirement Security Annuity V, a flexible premium deferred annuity (the “Annuity” or “Contract”) offered by Prudential Retirement Insurance and Annuity Company (“PRIAC”, the “Company”, “we”, “our” or “us”) and the PRIAC Variable Contract Account A. The Annuity will be offered as an interest in a group annuity. When offered as an interest in a group annuity, “Contract” or “Annuity” also means any certificate providing rights and benefits to a person to whom the certificate is issued. The Annuity or certain of its investment options or features may not be available in all states. Various rights and benefits may differ between states to meet applicable laws and regulations.

The Annuity is sold by PRIAC to fund retirement plans qualifying for federal tax benefits under sections 401(a), 403(b), 403(c), or 457 of the Internal Revenue Code of 1986, as amended (“Code”). Eligible investors may contribute Purchase Payments to the Annuity subject to our underwriting guidelines and the Code.

Prudential Retirement Security Annuity V is not available for the transfer or conversion of Prudential IncomeFlex Target Benefit guarantees under a qualified retirement plan sponsored by your employer or union that offers an in-plan Prudential IncomeFlex Target Benefit.

If you are purchasing the Annuity as a replacement for existing variable annuity or variable life coverage, you should consider, among other things, any surrender or penalty charges you may incur when replacing your existing coverage. Before purchasing this Annuity, you also should consider whether its features and benefits meet your needs and goals. In particular, you should consider the relative features, benefits and costs of this Annuity compared with those in your retirement plan or elsewhere before transferring assets to this Annuity. PRIAC is a wholly-owned subsidiary of The Prudential Insurance Company of America.

PLEASE READ THIS PROSPECTUS

This prospectus describes important features of the Annuity and what you should consider before purchasing it. Please read this prospectus before purchasing the Annuity and keep it for future reference. The accompanying prospectuses for the underlying mutual fund(s) contain important information about the mutual fund(s). When you invest in a Variable Investment Option, you should read the underlying mutual fund prospectus and keep it for future reference.

THE FUND

The Annuity offers a Variable Investment Option, a sub-account of the PRIAC Variable Contract Account A, that invests in an underlying mutual fund portfolio. The sub-account invests in the Vanguard Balanced Index Fund of the Vanguard Valley Forge Funds.

The fund available under this Contract may also be available for direct purchase outside of an annuity or life insurance contract. If you purchase shares of the fund directly from a broker-dealer or mutual fund company, you will not pay contract or separate account charges, but you also will not have annuity options or insurance features available. Because of these additional contract and separate account charges, you should refer only to return information regarding the fund available through PRIAC or your employer, rather than to information that may be available through alternate sources.

The tax advantages available with this Contract may exist solely from its purchase through retirement plans qualifying for federal tax benefits under sections 401(a), 403(b), 403(c), or 457 of the Code. In contrast to many variable annuities, because this Contract can invest in a fund available to the general public, if the Contracts are not issued or purchased through one of these types of retirement plans, the taxes on gains may not be deferred. You should carefully consider the advantages and disadvantages of owning a variable annuity in a tax-qualified plan, as well as the costs and benefits of the Contract (including annuity income), before you purchase the Contract in a tax-qualified plan.

TO LEARN MORE ABOUT PRUDENTIAL RETIREMENT SECURITY ANNUITY V

To learn more about the Prudential Retirement Security Annuity V, you can request a copy of the Statement of Additional Information (SAI) dated December 29, 2011. The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally a part of this prospectus. PRIAC may also file other reports with the SEC. All of these filings can be reviewed and copied at the SEC’s offices, and can also be obtained from the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549. (See SEC file number 333-162553). You may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090. The SEC also maintains a Web site (http://www.sec.gov) that contains the Prudential Retirement Security Annuity V SAI, material incorporated by reference, and other information regarding registrants that file electronically with the SEC. The Table of Contents of the SAI is set forth in Section 10 of this prospectus. For a free copy of the SAI, call us at (877) 778-2100, or write to us at Prudential Retirement, 30 Scranton Office Park, Scranton, PA 18507-1789.

THE SEC HAS NOT DETERMINED THAT THIS CONTRACT IS A GOOD INVESTMENT, NOR HAS THE SEC DETERMINED THAT THIS PROSPECTUS IS COMPLETE OR ACCURATE. IT IS A CRIMINAL OFFENSE TO STATE OTHERWISE. INVESTMENT IN A VARIABLE ANNUITY CONTRACT IS SUBJECT TO RISK, INCLUDING THE POSSIBLE LOSS OF YOUR MONEY. AN INVESTMENT IN THE ANNUITY IS NOT A BANK DEPOSIT AND IS NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

PRUDENTIAL FINANCIAL AND THE ROCK PRUDENTIAL LOGO ARE REGISTERED SERVICE MARKS OF THE PRUDENTIAL INSURANCE COMPANY OF AMERICA, NEWARK, NJ, AND ITS AFFILIATES.

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(i)

(ii)

PART I – SUMMARY

PRUDENTIAL RETIREMENT SECURITY ANNUITY V PROSPECTUS

GLOSSARY

We have tried to make this prospectus as easy to read and understand as possible. By the nature of the Contract, however, certain technical words or terms are unavoidable. We have identified the following as some of these words or terms. Certain terms within this prospectus are described within the text where they appear.

Accumulation Phase: The period that begins with the Contract Date (which we define below) and ends on your Annuity Date (defined below), or earlier if the Contract is terminated through a full withdrawal or payment of a Death Benefit.

Adjusted Contract Value: When you begin receiving Annuity Payments, the value of your Contract minus any charge we impose for premium taxes.

Annual Guaranteed Withdrawal Amount: Under the terms of the Prudential IncomeFlex Target Benefit, an amount that you may withdraw each Birthday Year as long as you live (if the optional Spousal Benefit is elected, then until the last to die of you and your spouse). The Annual Guaranteed Withdrawal Amount is set initially as a percentage of the Income Base, but will be adjusted to reflect subsequent Purchase Payments, Excess Withdrawals and any Step-Up. We may refer to this amount as the “Lifetime Annual Withdrawal Amount” in materials other than this prospectus.

Annuitant: The person whose life determines the amount of Annuity Payments that will be paid.

Annuity Date: The date you elect to begin Annuity Payments (annuitization). We define Annuity Payments below.

Annuity Options: Options under the Contract that define the frequency and duration of Annuity Payments. In your Contract, we also refer to these as payout Annuity Options. See Section 3, “What Kind Of Payments Will I Receive During The Annuity Phase?”

Annuity Payments: Payments made on or after your Annuity Date in accordance with the Annuity Option you select. Annuity Payments under the payout or Annuity Options are not considered to be withdrawals for any purposes, including withdrawals under the Prudential IncomeFlex Target Benefit. For more information about guaranteed withdrawals, see “Withdrawals Under The Prudential IncomeFlex Target Benefit” in Section 5, “What Is The Prudential IncomeFlex Target® Benefit?”

Annuity Phase: The period that begins with the Annuity Date and ends when there are no further Annuity Payments due under the Annuity Option you select.

Beneficiary: The person(s) or entity you have chosen to receive the Death Benefit.

Birthday: Each anniversary of your date of birth. If this date is not a Business Day, then the Birthday will be the last Business Day immediately preceding the anniversary of your date of birth.

Birthday Year: Each year beginning on the Birthday and ending on the last Business Day preceding the next Birthday.

Business Day: A day on which the New York Stock Exchange is open for business. A Business Day ends as of the close of trading on the New York Stock Exchange (generally 4:00 p.m. Eastern Time). Our Business Day may close earlier than 4:00 p.m. Eastern Time, for example, if regular trading on the New York Stock Exchange closes early.

Code: The Internal Revenue Code of 1986, as amended.

Contract Date: The date we accept your initial Purchase Payment and all necessary paperwork in Good Order at the Prudential Retirement Service Center. Contract anniversaries are measured from the Contract Date. A Contract year starts on the Contract Date or on a Contract anniversary.

Contract Owner, Owner or You: The person entitled to the ownership rights under the Contract. With an annuity issued as a certificate under a group annuity contract, the person to whom the certificate is issued evidencing his or her rights and benefits in the certificate. With respect to group annuity contracts issued to fund employment based retirement plans or arrangements, see the definition of Plan Contract Holder below.

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Contract Value: The total value of your Contract, equal to the sum of the values of your investment in each investment option. Your Contract Value will go up or down based on the performance of the investment options.

Death Benefit: If a Death Benefit is payable, the Beneficiary you designate will receive the Contract Value. See Section 4, “What Is The Death Benefit?”

Excess Withdrawals: Withdrawals in each Birthday Year in excess of the Annual Guaranteed Withdrawal Amount. Each Excess Withdrawal reduces your Income Base and thus your Annual Guaranteed Withdrawal Amount in the same proportion as the Contract Value was reduced by the Excess Withdrawal. See Section 5, “What Is The Prudential IncomeFlex Target® Benefit?”

Good Order: An instruction received at the Prudential Retirement Service Center, utilizing such forms, signatures and dating, as we require which is sufficiently clear that we do not need to exercise any discretion to follow such instruction and which has been confirmed by the Contract Owner or your employer, if required. Good Order includes receipt of confirmation and all necessary information to insure the instruction is permitted under and in compliance with the applicable retirement arrangement. Instructions that are not in Good Order will be processed on the Business Day that Good Order is determined.

Guaranteed Withdrawal Percentage: The percentage of the Income Base used to determine the Annual Guaranteed Withdrawal Amount. See Section 5, “What Is The Prudential IncomeFlex Target® Benefit?”

Highest Birthday Value: For purposes of determining the Income Base, the initial Highest Birthday Value is the Contract Value on the Contract Date, and thereafter the highest Contract Value attained on each Birthday, until the Lock-In Date. This value is adjusted for withdrawals and subsequent Purchase Payments. See Section 5, “What Is The Prudential IncomeFlex Target® Benefit?”

Income Base: The Income Base is used to determine the Annual Guaranteed Withdrawal Amount. On the Lock-In Date, your Income Base is equal to the greater of: (A) the Highest Birthday Value or (B) the Contract Value when you lock in your Annual Guaranteed Withdrawal Amount (that is, the Contract Value on the Business Day prior to the Lock-In Date). Thereafter, the Income Base may increase or decrease, resulting from additional Purchase Payments, Withdrawals and/or Step-Up Amounts. Prior to the Lock-In Date, it equals your Highest Birthday Value and is only determined for reference purposes.

Lock-In Date: The date you elect to lock in your Annual Guaranteed Withdrawal Amount under this Annuity. You must attain age 55 to select a Lock-In Date (both you and your spouse must attain age 55 to select a Lock-In Date for the Spousal Benefit).

Participant: A Participant in an employment based retirement plan or arrangement qualifying for federal tax benefits under sections 401(a), 403(b), 403(c) or 457 of the Internal Revenue Code of 1986, as amended.

Plan Contract Holder: The employer, trust or association to which a group annuity contract has been issued when the Annuity is used to fund an employment based retirement plan or arrangement qualifying for federal tax benefits under sections 401(a), 403(b), 403(c) or 457 of the Code .

Prudential IncomeFlex Target Benefit or IncomeFlex Target Benefit: A standard feature of the Annuity that guarantees your ability to withdraw a percentage of an initial notional value called the Income Base for your life if certain conditions are satisfied. A charge for this guarantee is deducted from the value of your investment options.

Prudential Retirement Service Center: For general correspondence or express overnight mail: Prudential Retirement, 30 Scranton Office Park, Scranton, PA 18507-1789. The phone number is (877) 778-2100. Prudential’s Web site is www.prudential.com/online/retirement.

Purchase Payments: The amount of money you pay us to purchase the Contract initially and any amounts deposited as additional Purchase Payments after the Contract Date, including payments allocated from other investment options and contracts. Generally, subject to limits of the Code and your retirement plan, you can make additional Purchase Payments at any time during the Accumulation Phase.

Separate Account: Purchase Payments allocated to the Variable Investment Option are held by us in a separate account called PRIAC Variable Contract Account A. The Separate Account is set apart from all of the general assets of PRIAC.

Spousal Benefit: An optional version of the Prudential IncomeFlex Target Benefit, if elected and certain conditions are satisfied, which extends guaranteed withdrawals until the last to die of you and your spouse. While there is no additional charge for this version of the benefit, any Annual Guaranteed Withdrawal Amounts will be less than if you had not elected it.

Statement of Additional Information: A document containing certain additional information about the Prudential Retirement Security Annuity V. We have filed the Statement of Additional Information with the Securities and Exchange Commission and it

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is legally a part of this prospectus. To learn how to obtain a copy of the Statement of Additional Information, see the front cover of this prospectus.

Step-Up Amount: The excess, if any, of the Contract Value over the Income Base, determined annually as of the Step-Up Date.

Step-Up Date: After the Lock-In Date, the Business Day that immediately precedes your Birthday.

Tax Deferral: This is a way to increase your assets without currently being taxed. Generally, except for Roth accounts, you do not pay taxes on your Contract earnings until you take money out of your Contract. You should be aware that the only way to receive Tax Deferral for the value in this Contract is for it to be held in a tax favored plan (an employment based retirement plan), which provides Tax Deferral regardless of whether it invests in annuity contracts. See Section 9, “What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity V?”

Variable Investment Option: When you choose a Variable Investment Option, we purchase shares of the underlying mutual fund, which we may refer to as a fund or portfolio, that are held as an investment for that option. We hold these shares in the Separate Account. The division of the Separate Account of PRIAC that invests in a particular mutual fund is referred to in your Contract as a sub-account.

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SUMMARY OF CONTRACT EXPENSES

The purpose of this summary is to help you to understand the costs you will pay for the Prudential Retirement Security Annuity V. The following tables describe the fees and expenses you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses you will pay when you buy the Contract, surrender the Contract, or transfer cash value between investment options.

For more detailed information, including additional information about current and maximum charges, see Section 7, “What Are The Expenses Associated With The Prudential Retirement Security Annuity V?” The accompanying individual mutual fund prospectus contains detailed expense information about the underlying mutual fund.

CONTRACT OWNER TRANSACTION EXPENSES
Charge For Premium Tax Imposed On Us By Certain States/Jurisdictions [1]
(As a Percentage of Contract Value)	0% to 3.5%

1	For additional information see “Taxes Attributable to Premium” in Section 7, “What Are The Expenses Associated With The Prudential Retirement Security Annuity V?”

PERIODIC ACCOUNT EXPENSES
The table below describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including underlying mutual fund fees and expenses.
	Current	Maximum
Annual Contract Fee [2]	$0	$150

Insurance and Administrative Expenses (As a percentage of average daily net assets of the sub-accounts)

Insurance and Administrative Charge	0.00%	1.50%
IncomeFlex Target Benefit	1.20%	1.80%
Total Annual Charge with the IncomeFlex Target Benefit [3]	1.20%	3.30%

2	Currently, we waive this fee. As shown in the table, we can increase this fee in the future up to a maximum of $150, but we have no current intention to do so.
3	The total annual charge is the sum of the insurance and administrative charge and the charge for the base IncomeFlex Target Benefit.

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TOTAL ANNUAL MUTUAL FUND OPERATING EXPENSES

The next item shows the operating expenses charged by the underlying mutual fund, which are deducted from the underlying mutual fund assets, including management fees and other expenses that you may pay periodically during the time that you own the Contract. More detail on the underlying mutual fund’s fees and expenses is contained below and in the fund’s prospectus. The total operating expenses depicted below are based on historical fund expenses, as of the fiscal year ended, December 31, 2010, for Institutional shares of the Vanguard Balanced Index Fund. Fund expenses are not fixed or guaranteed by the Prudential Retirement Security Annuity V Contract, and may vary from year to year.

Total Annual Underlying Mutual Fund Operating Expense	0.08%

UNDERLYING MUTUAL FUND PORTFOLIO ANNUAL EXPENSES (Annual Portfolio Operating Expenses (expenses That Are Deducted From Portfolio Assets, In %)
	Management Fees	Other Expenses	Total Annual Portfolio Operating Expenses
Vanguard Balanced Index Fund (Institutional Shares)	0.05%	0.03%	0.08%

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EXPENSE EXAMPLE

This example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract fees, Separate Account annual expenses, and underlying mutual fund fees and expenses, without any reduction for fee waivers or expense reimbursements.

The example assumes that you invest $10,000 in the Contract for the time periods indicated. The example also assumes that your investment has a 5% return each year and assumes the maximum fees and expenses of the mutual fund, for its most recent fiscal year end, which do not reflect any expense reimbursements or waivers. Although your actual costs may be higher or lower, based on these assumptions, your costs would be as indicated in the tables that follow.

EXPENSES WITH PRUDENTIAL INCOMEFLEX TARGET BENEFIT

The example assumes the following:

■	You invest $10,000 in Prudential Retirement Security Annuity V;
■	You allocate all of your assets to the Variable Investment Option, which has the maximum total operating expenses;
■	Your investment has a 5% return each year;
■	The mutual fund’s total operating expenses remain the same each year;
■	No tax charge applies;
■	We charge the maximum Periodic Account Expenses, rather than the current charges; and
■	No reduction for fee waivers or expense reimbursements.

EXAMPLE
1 yr	3 yrs	5 yrs	10 yrs
$488	$1,467	$2,447	$4,909

THIS EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. PREMIUM TAXES ARE NOT REFLECTED IN THIS EXAMPLE. DEPENDING ON THE STATE YOU LIVE IN, A CHARGE FOR PREMIUM TAXES MAY APPLY. YOUR ACTUAL FEES WILL VARY BASED ON THE AMOUNT OF YOUR CONTRACT AND YOUR SPECIFIC ALLOCATION(S). THESE EXAMPLES DO NOT REFLECT MINIMUM INITIAL PURCHASE PAYMENT REQUIREMENTS. PLEASE SEE SECTION 6, “HOW CAN I PURCHASE THE PRUDENTIAL RETIREMENT SECURITY ANNUITY V?”

FINANCIAL STATEMENTS

The financial statements of PRIAC and the Separate Account are included in the Statement of Additional Information (SAI). For a free copy of the SAI, call us at (877) 778-2100, or write to us at Prudential Retirement, 30 Scranton Office Park, Scranton, PA 18507-1789.

There has been no investment in any class of accumulation units derived from Contracts issued by the Registrant. Therefore, no table of accumulation unit values has been included in this prospectus.

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SUMMARY FOR SECTIONS 1 – 10

For a more complete discussion of the following topics, see the corresponding section in Part II of the prospectus.

SECTION 1: What Is The Prudential Retirement Security Annuity V?

The Prudential Retirement Security Annuity V is a variable annuity contract issued by PRIAC. The Contract may be used to fund retirement plans qualifying for federal tax benefits under sections 401(a), 403(b), 403(c) or 457 of the Code. The Contract features a Variable Investment Option, certain withdrawal and annuity benefits and a Death Benefit. The Contract is intended for retirement savings or other long-term investment purposes.

Group annuity contracts are typically issued to Plan Contract Holders. The Plan Contract Holder then makes contributions to the Contract on behalf of eligible employees or members, which may include payroll deductions or similar agreements with the Plan Contract Holder as permitted by the retirement plan.

You can invest your money in the Variable Investment Option available under the Contract, which offers the opportunity for a favorable return that can increase your Contract Value. However, this is NOT guaranteed. It is possible, due to market changes, that your Contract Value may decrease.

The Contract, like all deferred annuity contracts, has two phases: the Accumulation Phase and the Annuity Phase. During the Accumulation Phase, since you have purchased this Annuity through a qualified retirement plan, any earnings grow on a tax-deferred basis and are generally taxed as income only when you make withdrawals, including withdrawals under the Prudential IncomeFlex Target Benefit. The Annuity Phase starts when you begin receiving Annuity Payments from your Contract. The amount of money you are able to accumulate in your Contract during the Accumulation Phase will help determine the amount you will receive during the Annuity Phase. Other factors will affect the amount of your payments, such as age, and the payout option you select.

We may amend the Contract as permitted by law. For example, we may add new features to the Contract. Subject to applicable law, we will determine whether or not to make such Contract amendments available to Contracts that already have been issued.

If you change your mind about owning the Prudential Retirement Security Annuity V, you may cancel your Contract and request a refund within a certain period of time known as the “free look” period. The free look period is generally ten (10) days, measured from the date you receive the Contract, and is dictated by State law. However, the “free look” period may be longer depending on the state in which you purchased the Annuity.

You can request a refund during the free look period by returning the Contract either to the representative who sold it to you, or to the Prudential Retirement Service Center at the address shown on the first page of this prospectus. You will receive a refund equal to your Contract Value, as of the date you surrendered your Contract, less applicable federal and state income tax withholding. If we are required by applicable State law to return your Purchase Payments, we will return the greater of the Contract Value or the amount of your total Purchase Payments, less applicable federal and state income tax withholding. Your employment based retirement plan may not make available this cancellation privilege.

SECTION 2: What Investment Option Can I Choose?

You can invest your money in the Variable Investment Option. To assist you in evaluating the option, we have classified it according to its investment style. Additionally, we have provided a brief description of the portfolio’s investment objective and key policies, which is set forth in Section 2.

The fund underlying the Variable Investment Option available under this Contract may also be available for direct purchase outside of an annuity or life insurance contract. If you purchase shares of the fund directly from a broker-dealer or mutual fund company, you will not pay contract or separate account charges, but you also will not have annuity options or insurance features available. Because of these additional contract and separate account charges, you should refer only to return information regarding the fund available through PRIAC or your plan, rather than to information that may be available through alternate sources.

Depending upon market conditions, you may earn or lose money in the option. Your Contract Value will fluctuate with the investment performance of the mutual fund portfolio underlying the Variable Investment Option. Past performance is not a guarantee of future results.

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SECTION 3: What Kind Of Payments Will I Receive During The Annuity Phase? (Annuitization)

During the Annuity Phase, commonly called “annuitization,” you may choose from several annuity payment options, including guaranteed payments for life with period certain. Once you begin receiving regular Annuity Payments, you generally cannot change your payment plan.

Note that during the Accumulation Phase, the Prudential IncomeFlex Target Benefit (discussed in Section 5) also provides guaranteed minimum income protection for your life in the form of guaranteed withdrawals. These guaranteed withdrawals do not require annuitization.

SECTION 4: What Is The Death Benefit?

If the Owner dies before the Annuity Phase of the Contract begins, the person(s) or entity chosen as Beneficiary generally will receive the Contract Value. Certain retirement plans may require payment of the Death Benefit in the form of a Qualified Pre-Retirement Survivor Annuity (“QPSA”) or other payment method. If your plan requires payment in the form of a QPSA, please see “Spousal Consent Rules For Certain Retirement Plans” in Section 9, “What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity V?” for important considerations before electing the Spousal Benefit. In addition, a surviving spouse may be eligible to continue this Contract and the Spousal Benefit. See Section 5, “What Is The Prudential IncomeFlex Target® Benefit?”

SECTION 5: What Is The Prudential IncomeFlex Target® Benefit?

The Prudential IncomeFlex Target Benefit guarantees your ability to withdraw a designated amount from the Annuity annually, subject to our rules regarding the timing and amount of withdrawals. This Annual Guaranteed Withdrawal Amount is equal to a percentage of a notional value (called the “Income Base”), regardless of the impact of market performance on your actual Contract Value. This benefit is designed to provide an annual withdrawal amount for life. You must attain age 55 before starting Prudential IncomeFlex Target Benefit guaranteed withdrawals (both you and your spouse must attain age 55 to begin guaranteed withdrawals with the Spousal Benefit). If spousal consent rules apply to the retirement plan in which you participate, spousal consent may be necessary in order for you, or your surviving spouse, to take withdrawals from the Contract of the Annual Guaranteed Withdrawal Amount and avoid payment of your plan interest in the form of a Qualified Joint and Survivor Annuity (“QJSA”) or QPSA. See “Other Important Considerations” in Section 5 and “Spousal Consent Rules For Certain Retirement Plans” in Section 9, “What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity V?”

Prudential IncomeFlex Target Benefit is a standard feature of the Annuity that applies to the Annuitant automatically. The Spousal Benefit is optional. If you elect the Spousal Benefit, you may not change your mind, and your Annual Guaranteed Withdrawal Amount will be less than if you had not elected it. For additional information about the fees for the Prudential IncomeFlex Target Benefit, see “Summary of Contract Expenses” and Section 7, “What Are The Expenses Associated With The Prudential Retirement Security Annuity V?”

SECTION 6: How Can I Purchase The Prudential Retirement Security Annuity V?

The Contract is available only to fund certain retirement plans qualifying for favorable tax treatment under the Code.

You must get our prior approval for any initial and/or additional Purchase Payment of $1 million or more, unless we are prohibited under applicable law from insisting on such prior approval. Generally, subject to the Code and/or the terms of your retirement plan, you can make additional Purchase Payments at any time during the Accumulation Phase of the Contract.

Absent our prior approval, we may temporarily suspend the right to make certain additional Purchase Payments during the 90-day period following an Excess Withdrawal or any withdrawal before the Lock-In Date.

SECTION 7: What Are The Expenses Associated With The Prudential Retirement Security Annuity V?

The Contract has insurance features and investment features, and there are costs related to each.

■	Contract Charge: Each year we may impose a Contract maintenance charge of up to $150.00.
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Insurance and Administrative Charge: We may impose an asset-based charge to cover expenses and certain insurance risks, which would be deducted daily from the net asset value of the Variable Investment Option.

■

Prudential IncomeFlex Target Benefit Charge: We impose an asset-based charge for the Prudential IncomeFlex Target Benefit. See Section 5, “What Is The Prudential IncomeFlex Target® Benefit?” This charge compensates us for the costs and risks we assume in providing the benefit. We deduct this charge daily from the net asset value of the Variable Investment Option.

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Fund Expenses: You will bear the expenses associated with the underlying mutual fund that are deducted from the underlying fund’s assets. For more information, including details about other possible charges under the Contract, see “Summary Of Contract Expenses” and Section 7, “What Are The Expenses Associated With The Prudential Retirement Security Annuity V?”

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SECTION 8: How Can I Access My Money?

You may withdraw money subject to any restrictions imposed by the Code and your retirement plan. For example, certain retirement plans may permit withdrawals only upon earlier of severance from employment, death, disability, attaining a minimum age or the happening of an unforeseeable emergency.

This Contract provides an insurance benefit, called Prudential IncomeFlex Target Benefit, under which we guarantee that certain amounts will be available to you for withdrawal, regardless of market-related declines in your Contract Value. You are not required to withdraw these guaranteed amounts.

SECTION 9: What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity V?

This Contract is offered to fund certain employment based retirement plans qualifying for federal tax benefits under sections 401(a), 403(b), 403(c) or 457 of the Code.

Generally, except for qualified distributions from Roth Accounts, all or a portion of amounts withdrawn either as a lump sum or as regular payments are taxed as ordinary income. In some cases, the tax on lump sum distributions may be limited by special income averaging rules. Premature withdrawals may be prohibited or subject to a penalty tax.

The effect of federal taxation depends largely upon the type of retirement plan, so we can provide only a generalized description. You should consult with your tax advisor for more specific information about the tax treatment of your plan withdrawals.

The tax advantages available with this Contract may exist solely from its purchase through retirement plans or accounts qualifying for federal tax benefits under sections 401(a), 403(b), 403(c), or 457 of the Code. In contrast to many variable annuities, because this Contract can invest in a fund available to the general public, if the Contracts are not issued or purchased through one of these types of retirement plans, the taxes on gains may not be deferred. You should carefully consider the advantages and disadvantages of owning a variable annuity in a tax-qualified plan, as well as the costs and benefits of the Contract (including annuity income), before you purchase the Contract in a tax-qualified plan.

SECTION 10: Other Information

This Contract is issued by Prudential Retirement Insurance and Annuity Company, a wholly-owned subsidiary of The Prudential Insurance Company of America. The Contract is sold through registered representatives of an affiliated broker/dealer.

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PART II SECTIONS 1 – 10

PRUDENTIAL RETIREMENT SECURITY ANNUITY V PROSPECTUS

1: WHAT IS THE PRUDENTIAL RETIREMENT SECURITY ANNUITY V?

The Prudential Retirement Security Annuity V is a variable annuity contract issued by PRIAC. Under your Contract, in exchange for your payment to us, we promise to pay you a guaranteed stream of payments upon annuitization that can begin any time after the first Contract anniversary. Your Annuity is in the Accumulation Phase until you decide to begin receiving these Annuity Payments. Annuity Payments are made on or after your Annuity Date in accordance with the Annuity Option you select. The date you elect to begin receiving Annuity Payments is the Annuity Date. On the Annuity Date, your Contract switches to the Annuity Phase. The Contract also permits you to make guaranteed withdrawals during the Accumulation Phase. See Section 5, “What Is The Prudential IncomeFlex Target® Benefit?,” for further details. These withdrawals are different than Annuity Payments.

This Annuity contract does not benefit from Tax Deferral, unlike many Annuity contracts that generally do when sold outside a tax-favored plan (these annuity contracts are generally referred to as non-qualified annuities). Tax Deferral means that you are not taxed on earnings or appreciation on the assets in your Contract until you withdraw money from your Contract. This Annuity is only offered to fund certain employment based retirement plans, which generally provide Tax Deferral without investing in an annuity contract. If this Contract were offered outside of such tax qualified accounts or plans, you would not receive Tax Deferral. Before purchasing this Annuity, you should consider whether its features and benefits, including the income and Death Benefits, meet your needs and goals. You should consider the relative features, benefits and costs of this Annuity compared with any other investments or benefits available through your retirement plan or elsewhere.

The Prudential Retirement Security Annuity V is a variable annuity contract. This means that during the Accumulation Phase, you can allocate your assets to the Variable Investment Option. The amount of money you are able to accumulate in your Contract during the Accumulation Phase depends upon the investment performance of the underlying mutual fund associated with that Variable Investment Option. Because the underlying mutual fund’s portfolio fluctuates in value depending upon market conditions, your Contract Value (the total value of your Contract, equal to the sum of the value of your investment in the investment option) can either increase or decrease. This is important, since the amount of the Annuity Payments you receive during the Annuity Phase depends upon the value of your Contract at the time you begin receiving payments.

For Contracts funding employment based retirement plans, a group annuity contract is issued to a Plan Contract Holder. By notifying us, the Plan Contract Holder may exercise certain rights under the Contract, including discontinuance of employee contributions to the Contract, termination of the Contract, termination of the retirement plan and/or transfer of assets to an alternate investment or funding vehicle. Any such exercise of rights by a Plan Contract Holder may reduce or eliminate Prudential IncomeFlex Target Benefit guarantees. Even though the Contract was issued to a Plan Contract Holder, the Contracts generally provide that Participants will have the rights and interests under the Annuity that are described in this prospectus. A particular plan may limit a Participant’s exercise of certain rights under the Contract. A Participant should review the provisions of their employer’s plan or arrangement to identify and consider any such limitations.

The Beneficiary is the person(s) or entity you designate to receive any Death Benefit. Subject to any restrictions imposed by the Code or your retirement plan, you may change the Beneficiary any time prior to the Annuity Date by making a written request to us. The optional Spousal Benefit requires your spouse to be both your spouse and sole Beneficiary when you elect the benefit and when you die. See Section 5, “What Is The Prudential IncomeFlex Target® Benefit?”

SHORT TERM CANCELLATION RIGHT OR “FREE LOOK”

If you change your mind about owning the Prudential Retirement Security Annuity V, you may cancel your Contract and request a refund within a certain period of time known as the "free look" period. The free look period is generally ten (10) days, measured from the date you receive the Contract, and is dictated by State law. However, the “free look” period may be longer depending on the state in which you purchased the Annuity.

You can request a refund during the free look period by returning the Contract either to the representative who sold it to you, or to the Prudential Retirement Service Center at the address shown on the first page of this prospectus. You will receive a refund equal to your Contract Value, as of the date you surrendered your Contract, less applicable federal and state income tax withholding. If we are required by applicable State law to return your Purchase Payments, we will return the greater of the Contract Value or the amount of your total Purchase Payments, less applicable federal and state income tax withholding. Your employment based retirement plan may not make available this cancellation privilege.

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2: WHAT INVESTMENT OPTION CAN I CHOOSE?

The Contract provides you with one Variable Investment Option into which you may allocate your Purchase Payments.

The Variable Investment Option invests in the Vanguard Balanced Index Fund, which is a series of the Vanguard Valley Forge Funds mutual fund. The accompanying current prospectus for the Vanguard Balanced Index Fund, available in your Contract, contains important information about the underlying mutual fund in which your Variable Investment Option invests. There are deductions from and expenses paid out of the assets of the fund that are described in the accompanying prospectus for the fund. When you invest in a Variable Investment Option funded by a mutual fund, you should read the mutual fund prospectus and keep it for future reference. For additional copies of the current underlying fund prospectus please call (877) 778-2100 or write us at Prudential Retirement, 30 Scranton Office Park, Scranton, PA 18507-1789.

VARIABLE INVESTMENT OPTION

The following chart classifies the underlying investment based on our assessment of its investment style, as of the date of this prospectus. The chart also lists the investment objective and a short summary description of the investment policy to assist you in determining whether it may be of interest to you. There is no guarantee that the investment objective will be met, and you could lose money. The advisers for the underlying investment appear next to the description.

The Vanguard Balanced Index Fund is managed by The Vanguard Group, Inc.

The fund underlying the Variable Investment Option available under this Contract may also be available for direct purchase outside of an annuity or life insurance contract. If you purchase shares of the fund directly from a broker-dealer or mutual fund company, you will not pay contract or separate account charges, but you also will not have annuity options or insurance features available. Because of these additional contract and separate account charges, you should refer only to return information regarding the fund available through PRIAC or your plan, rather than to information that may be available through alternate sources.

STYLE/ TYPE	INVESTMENT OBJECTIVES/POLICIES	PORTFOLIO ADVISER/ SUB-ADVISER
Vanguard Valley Forge Funds
MODERATE

Vanguard Balanced Index Fund

With 60% of its assets, the Fund seeks to track the performance of a benchmark index that measures the investment return of the overall U.S. stock market. With 40% of its assets, the Fund seeks to track the performance of a broad, market-weighted bond index.

ADVISER: The Vanguard Group, Inc.

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PAYMENTS MADE TO PRIAC

PRIAC has entered into agreements with certain underlying portfolios and/or the investment adviser or distributor of such portfolios. PRIAC may provide administrative and support services (which may include recordkeeping, shareholder services, and the mailing of annual reports) to such portfolios pursuant to the terms of these agreements and under which it may receive a fee. These types of payments are sometimes referred to as “revenue sharing” payments. PRIAC does not receive such a fee in regard to this Annuity.

However, PRIAC may receive a fee of up to 0.35% annually of average assets allocated to portfolios under other variable annuities pursuant to such agreements. These agreements, including in respect to the fees paid and services provided, can vary for each underlying mutual fund whose portfolios are offered as sub-accounts under other variable annuity contracts pursuant to such agreements. These payments may be used for a variety of purposes, including payment of expenses that we or our affiliates incur in administering variable annuity contracts. We and our affiliates may profit from these payments. These payments may be derived, in whole or in part, from the assets of the portfolio itself and/or the assets of the portfolio’s investment adviser. In either case, the existence of these payments tends to increase the overall cost of investing in the portfolio. Contractholders, through their indirect investment in the portfolios, indirectly bear the costs of these shareholder services fees (see underlying funds’ prospectuses for more information). Furthermore, we receive additional compensation on assets invested in Prudential’s proprietary underlying funds because our affiliates receive payments from the funds for shareholder and/or other services. Therefore, we may receive more revenue with respect to proprietary funds than nonproprietary funds and allocations you make to the affiliate portfolios benefit us financially.

In addition, the investment adviser, sub-adviser or distributor of the underlying portfolios may also compensate us by providing reimbursement or paying directly for, among other things, marketing and/or administrative services and/or other services they provide in connection with variable annuity contracts. These services may include, but are not limited to: co-sponsoring various meetings and seminars attended by broker/dealer firms’ registered representatives, plan sponsors and participants, and creating marketing material discussing variable annuity contracts and the available options. The amounts paid depend on the nature of the meetings, the number of meetings attended by the adviser, sub-adviser, or distributor, the number of participants and attendees at the meetings, the costs expected to be incurred, and the level of the adviser’s, sub-adviser’s or distributor’s participation. These payments or reimbursements may not be offered by all advisers, sub-advisers, or distributors, and the amounts of such payments may vary between and among each adviser, sub-adviser, and distributor depending on their respective participation.

In addition to the payments that we receive from underlying funds and/or their affiliates, those same funds and/or their affiliates may make payments to us and/or other insurers within the Prudential Financial group related to the offering of investment options within variable annuities or life insurance offered by different Prudential business units.

REDEMPTION FEES AND ABUSIVE TRADING PRACTICES

While we presently offer only one investment option under the Contract, we may offer additional investment options in the future. If more than one investment option is available, we may allow you to transfer sums between or among them. The practice of making frequent transfers among Variable Investment Options in response to short-term fluctuations in markets, sometimes called “market timing” or “excessive trading,” can make it very difficult for a portfolio manager to manage an underlying mutual fund’s investments. Frequent transfers may cause the fund to hold more cash than otherwise necessary, disrupt management strategies, increase transaction costs or affect performance. For these reasons, the Annuity was not designed for persons who make programmed, large or frequent transfers.

We consider “market timing/excessive trading” to be one or more trades into and out of (or out of and into) the same Variable Investment Option within a rolling 30-day period when each exceeds a certain dollar threshold. Automatic or system-driven transactions, such as contributions or loan repayments by payroll deduction, regularly scheduled or periodic distributions, or periodic rebalancing through an automatic rebalancing program do not constitute prohibited excessive trading and will not be subject to this criteria. In addition, certain investments are not subject to the policy, such as stable value funds, money market funds and funds with fixed unit values.

In light of the risks posed by market timing/excessive trading to Contract Owners and other mutual fund investors, we monitor annuity transactions in an effort to identify such trading practices. We reserve the right to limit the number of transfers in any year for all Contract Owners, and to take the other actions discussed below. We also reserve the right to refuse any transfer request from all or certain Contract Owners if: (a) we believe that market timing (as we define it) has occurred; or (b) we are informed by an underlying fund that transfers in its shares must be restricted under its policies and procedures concerning excessive trading.

In furtherance of our general authority to restrict transfers as described above, and without limiting other actions we may take in the future, we have adopted the following specific procedures:

■	Warning. Upon identification of activity that meets the market-timing criteria, a warning letter will be sent to the Contract Owner.
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Restriction. A second incidence of activity meeting the market timing criteria within a six-month period will trigger a trade restriction. To the extent permitted by law, we will restrict a Contract Owner from trading through the Internet, phone or facsimile for all investment options available to the Contract Owner. In such case, the Contract Owner will be required to provide written direction via standard (non-overnight) U.S. mail delivery for trades of the underlying funds. The duration of a trade restriction is 3 months, and may be extended incrementally (3 months) if the behavior recurs during the 6-month period immediately following the initial restriction.

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Action by an Underlying Fund. The portfolios may have adopted their own policies and procedures with respect to excessive trading of their respective shares, and we reserve the right to enforce these policies and procedures. The prospectuses for the portfolios describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted.

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Under federal securities regulations, we are required to: (1) enter into a written agreement with each portfolio or its principal underwriter that obligates us to provide to the portfolio promptly upon request certain information about the trading activity of individual Contract Owners, and (2) execute instructions from the portfolio to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the excessive trading policies established by the portfolio. In addition, you should be aware that some portfolios may receive “omnibus” purchase and redemption orders from other insurance companies or intermediaries such as retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or Individual Retirement Plan participants. The omnibus nature of these orders may limit the portfolios in their ability to apply their excessive trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the portfolios (and thus Contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the portfolios.

A portfolio also may assess a short term trading fee in connection with a transfer out of the Variable Investment Option investing in that portfolio that occurs within a certain number of days following the date of allocation to the Variable Investment Option. Each portfolio determines the amount of the short term trading fee and when the fee is imposed. The fee is retained by or paid to the portfolio and is not retained by us. The fee will be deducted from your Contract Value.

Although our transfer restrictions are designed to prevent excessive transfers, they are not capable of preventing every potential occurrence of excessive transfer activity.

SCHEDU LED TRANSACTIONS

Scheduled transactions include systematic withdrawals, systematic investments, required minimum distributions, substantially equal periodic payments under Section 72(t) of the Code and Annuity Payments. Generally, scheduled transactions in Good Order are processed and valued as of the date they are scheduled, unless the scheduled day is not a Business Day. A Business Day is a day on which the New York Stock Exchange is open for business and ends as of the close of trading on the New York Stock Exchange (generally 4:00 p.m. Eastern Time). In that case, the transaction will be processed and valued on the next Business Day, unless (with respect to required minimum distributions, substantially equal periodic payments under Section 72(t) of the Code, and Annuity Payments only), the next Business Day falls in the subsequent calendar year, in which case the transaction will be processed and valued on the prior Business Day.

VOTING RIGHTS

We are the legal owner of the shares of the underlying mutual funds used by the Variable Investment Option. However, we vote the shares of the mutual funds according to voting instructions we receive from Contract Owners. When a vote is required, we will mail you a proxy, which is a form you need to complete and return to us to tell us how you wish us to vote. When we receive those instructions, we will vote all of the shares we own on your behalf in accordance with those instructions. We will vote fund shares for which we do not receive instructions, and any other shares that we own in our own right, in the same proportion as shares for which we receive instructions from Contract Owners. This voting procedure is sometimes referred to as “mirror voting” because, as indicated in the immediately preceding sentence, we mirror the votes that are actually cast, rather than decide on our own how to vote. In addition, because all the shares of a given mutual fund held within our Separate Account are legally owned by us, we intend to vote all of such shares when that underlying fund seeks a vote of its shareholders. As such, all such shares will be counted towards whether there is a quorum at the underlying fund’s shareholder meeting and towards the ultimate outcome of the vote. Thus, under “mirror voting,” it is possible that the votes of a small percentage of Contract Owners who actually vote will determine the ultimate outcome. We may vote shares in our own right or change the way your voting instructions are calculated if it is required or permitted by federal or state regulation. For certain plans, the Plan Contractholder, rather than the Participant, will vote.

SUBSTITUTION

We may substitute the underlying mutual fund or portfolio used by the Variable Investment Option. We would not do this without the approval of the Securities and Exchange Commission (SEC) and any necessary state insurance departments. You will be given specific notice in advance of any substitution we intend to make. For Contracts funding plans subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, no substitution will be made without the consent of the plan fiduciary. We may also add additional Variable Investment Options, and cease to allow new investments in the fund or portfolio, provided that we will offer at least one Variable Investment Option under this Contract.

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3: WHAT KIND OF PAY MENTS WILL I RECEIVE DURING THE ANNUITY PHASE?

(ANNUITIZATION)

PAYMENT PROVISIONS

You can begin taking Annuity Payments any time after the first Contract anniversary. We make the income plans described below available at any time before the Annuity Date. These plans are called “Annuity Payout Options” or “settlement options.” Annuity Options under the Contract define the frequency and duration of Annuity Payments. During the Annuity Phase, all of the Annuity Options under this Contract are fixed Annuity Options. This means that your participation in the Variable Investment Option ends on the Annuity Date. Generally, once the Annuity Payments begin, the annuity option cannot be changed and you cannot make withdrawals or surrender the Contract. The availability of Annuity Payments is subject to restrictions on withdrawals from employment based retirement plans under the Code or under the terms of the particular plan.

IN ADDITION TO THE ANNUITY PAYMENT OPTIONS DISCUSSED IN THIS SECTION, PLEASE NOTE THAT THE PRUDENTIAL INCOMEFLEX TARGET BENEFIT OFFERS GUARANTEED INCOME IN THE FORM OF GUARANTEED WITHDRAWALS. THIS SECTION DOES NOT DESCRIBE THE PRUDENTIAL INCOMEFLEX TARGET BENEFIT. PLEASE SEE SECTION 5, “WHAT IS THE PRUDENTIAL INCOMEFLEX TARGET® BENEFIT?”

Option 1: Annuity Payments For A Period Certain

Under this option, we will make equal payments for the period chosen, up to 25 years (but not to exceed life expectancy). We will make the Annuity Payments monthly, or if you choose, quarterly, semiannually, or annually, for the period certain. If you die during the Annuity Phase, payments will continue to the Beneficiary for the remainder of the period certain.

Option 2: Life Annuity With 10 Years Period Certain

Under this option, we will make Annuity Payments monthly, quarterly, semiannually, or annually as long as the Annuitant is alive. If you die before we have made 10 years worth of payments, we will continue to pay the Beneficiary the remaining payments of the 10 year period.

Other Annuity Options

We currently offer a variety of other Annuity Options not described above. At the time Annuity Payments are chosen, we may make available to you any of the fixed Annuity Options that are offered at your Annuity Date.

TAX CONSIDERATIONS

Your Contract generally will be held by a retirement plan eligible for favorable tax treatment under the Code. Therefore, you should consider the required minimum distribution provisions of the Code when selecting your annuity option. See Section 9, “What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity V?”

HOW WE DETERMINE ANNUITY PAYMENTS

Generally speaking, the Annuity Phase of the Contract involves our distributing to you in increments the value that you have accumulated. We make these incremental payments either over a specified time period (e.g., 15 years) (period certain annuities) or for the duration of the life of the Annuitant (and possibly co-annuitant) (life annuities). There are certain assumptions that are common to both period certain annuities and life annuities. In each type of Annuity, we assume that the value you apply at the outset toward your Annuity Payments earns interest throughout the payout period. If our current annuity purchase rates on the Annuity Date are more favorable to you than the guaranteed rates stated below, we will make payments based on those more favorable rates.

Assumptions that we use for life annuities and period certain annuities differ, as detailed in the following overview:

Period Certain Annuities

Generally speaking, in determining the amount of each Annuity payment under a period certain annuity, we start with the Adjusted Contract Value, which is the value of your Contract minus any charge we impose for premium taxes, and add interest assumed to be earned over the period certain. Using the interest in effect, we determine the benefit that can be supported during the guaranteed period such that the present value of the benefit payments equals the accumulated account balance. The life expectancy of the Annuitant and co-annuitant are relevant to this calculation only in that we will not allow you to select a period certain that exceeds life expectancy.

Life Annuities

There are more variables that affect our calculation of life Annuity Payments. Most importantly, we make several assumptions about the Annuitant’s or co-annuitant’s life expectancy. As stated above, we will pay you the more favorable benefit between that determined by applying current assumptions and that determined by applying minimum guarantee assumptions, which is referred to as the guaranteed annuity benefit.

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Below are the minimum guarantee assumptions, subject to the requirements of state insurance law, that we use to determine the guaranteed annuity benefit.

■	2% Interest
■	8.25% Factor (A percentage if applied to the annuitized account balance would reflect an amount that may cover the expected cost to the Company for administering the payments.)
■	1950 Male Group Annuity Valuation Table, with age setback of 4.8 years plus one-fifth of the number of years from 1895 to the Annuitant’s year of birth

In addition, certain states may require the use of assumptions that produce a more favorable benefit. When these requirements apply, the more favorable benefit will be paid.

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4: WHAT IS THE DEATH BENEFIT?

The Death Benefit feature delivers the Contract Value to the Beneficiary.

BENEFICIARY

The Beneficiary is the person(s) or entity you name to receive any Death Benefit. The Beneficiary is named at the time the Contract is issued, unless you change it at a later date. A change of Beneficiary will take effect on the date you sign the change request form, provided that we receive the form in Good Order. Unless an irrevocable Beneficiary has been named, during the Accumulation Phase you can change the Beneficiary at any time before your death. The Beneficiary designation during the Accumulation Period is not applicable to the Annuity Phase unless you have indicated otherwise, or we determine that applicable law requires that we continue a designation.

The optional Spousal Benefit requires your spouse to be both your spouse and sole Beneficiary of the Annuity and the retirement plan it funds, when you elect the benefit and when you die. See Section 5, “What Is The Prudential IncomeFlex Target® Benefit?” The Spousal Benefit may be available for a same-gender spouse or civil union partnerships recognized under applicable state law. Provisions of a retirement plan or federal law, however, may limit or prevent a same-gender spouse or civil union partner from receiving all or a portion of the Spousal Benefit. Also, certain withdrawals taken to satisfy minimum distributions required by law may be considered Excess Withdrawals, and if so, will reduce and potentially terminate the Spousal Benefit. You are strongly cautioned to consult with your tax or legal advisor before electing the Spousal Benefit for a same-gender spouse or civil union partner.

CALCULATION OF THE DEATH BENEFIT

If the Owner dies during the accumulation period, after we receive the appropriate proof of death and any other needed documentation in Good Order (“due proof of death”), your Beneficiary will receive the Contract Value as of the date we receive due proof of death in Good Order. We require due proof of death to be submitted promptly.

PAYOUT OPTIONS

The Code provides for alternative Death Benefit payment options when a contract is used as a “qualified investment” that requires minimum distributions. Upon your death under a “qualified investment,” the designated Beneficiary may generally elect to continue the Contract and receive required minimum distributions under the Contract, instead of receiving the Death Benefit in a single payment. The available payment options will depend on whether you die before the date required minimum distributions under the Code were to begin, whether you have named a designated Beneficiary and whether the Beneficiary is your surviving spouse. NOTE THAT A SURVIVING SPOUSE MAY BE ELIGIBLE TO CONTINUE THIS CONTRACT AND THE SPOUSAL BENEFIT. See Section 5, “What Is The Prudential IncomeFlex Target® Benefit?”

The Beneficiary may, within 60 days of providing due proof of death, choose to take the Death Benefit under one of several Death Benefit payout options listed below.

Choice 1: Lump sum payment of the Death Benefit. If the Beneficiary does not choose a payout option within sixty days, the Beneficiary will receive this payout option.

Choice 2: The payment of the entire Death Benefit by December 31st of the calendar year that contains the 5th anniversary of the date of death of the Owner. This option is available if death occurs before the date required minimum distributions must begin under the code.

Choice 3: Payment of the Death Benefit under an annuity or annuity settlement option over the lifetime of the Beneficiary or over a period not extending beyond the life expectancy of the Beneficiary with distribution beginning by December 31st of the year following the year of death of the Owner. If death occurs before a designated Beneficiary is named and before the date required minimum distributions must begin under the Code, this choice is not a permitted payout option under the Code, you may only choose Choice 1 or Choice 2.

For Contracts where multiple beneficiaries have been named and at least one of the beneficiaries does not qualify as a designated Beneficiary and the account has not been divided into separate accounts by December 31st of the year following the year of death, such Contract is deemed to have no designated Beneficiary.

If death occurs before a designated Beneficiary is named and after the date required minimum distributions must begin under the Code, the Death Benefit must be paid out at least as rapidly as under the method then in effect. For Contracts where multiple beneficiaries have been named and at least one of the beneficiaries does not qualify as a designated Beneficiary and the account has not been divided into separate accounts by December 31st of the year following the year of death, such Contract is deemed to have no designated Beneficiary.

A Beneficiary has the flexibility to take out more each year than mandated under the required minimum distribution rules.

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If the Beneficiary is the spouse of the Owner at the time of the Owner’s death, then the Contract will continue and the spouse will become the Owner. If the Owner’s death is prior to the date you make your election to lock in your Annual Guaranteed Withdrawal Amount under this Annuity (the “Lock-In Date”), the Income Base and Highest Birthday Value will not transfer to the spouse, rather they will be reset based on the Contract Value at the time of death. If the Owner’s death is after the Lock-In Date and the Optional Spousal Benefit was not elected, the Annual Guaranteed Withdrawal Amount will be reset to zero and Income Base will reset based on the Contract Value at the time of death. The spouse may, within 60 days of providing due proof of death, elect to take the Death Benefit under any of the payout options described above.

The tax consequences to the Beneficiary vary among the three Death Benefit payout options. See Section 9, “What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity V?”

For certain Contracts, a Death Benefit claim must be sent to a designated record keeper rather than us.

We will pay the Death Benefit, according to your instructions, in:

■	one sum as if it were a single withdrawal;
■	systematic withdrawals;
■	an annuity, or
■	a combination of the above.

If you have not so directed, the Beneficiary may, within any time limit prescribed by or for the retirement plan that covered you, elect:

■	one sum cash payment;
■	an annuity;
■	to receive regular payments in accordance with the systematic withdrawal plan; or
■	a combination of the above.

If you die on or after the Annuity Date, the remaining portion of the interest in the Contract must be distributed at least as rapidly as under the method of distribution being used as of the date of death.

If you die before the Annuity Date, the entire interest in the Contract must be distributed within five years after the date of death or as periodic payments over a period not extending beyond the life or life expectancy of such designated Beneficiary (provided such payments begin within one year of your death). Your designated Beneficiary is the person to whom benefit rights under the Contract pass by reason of death, and must be a natural person in order to elect a periodic payment option based on life expectancy or a period exceeding five years.

Your plan may provide that if you are married at the time of your death, a Death Benefit will be payable to your surviving spouse in the form of a QPSA. A QPSA is an annuity for the lifetime of the Participant’s spouse in an amount which can be purchased with no less than 50% of the vested balance of the Contract Value as of the Participant’s date of death. Under ERISA, the spouse may consent to waive the pre-retirement survivor annuity benefit. Such consent must acknowledge the effect of waiving the coverage, contain the signatures of the Participant and spouse, and must be notarized or witnessed by an authorized plan representative. See “Spousal Consent Rules For Certain Retirement Plans” in Section 9, “What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity V?”

Unless your retirement plan provides otherwise, a Beneficiary who elects to have a fixed-dollar annuity purchased for him may choose from among the available forms of annuity. See Section 3, “What Kind Of Payments Will I Receive During The Annuity Phase?” The Beneficiary may elect to purchase an annuity immediately or at a future date. If an election includes systematic withdrawals, the Beneficiary will have the right to terminate such withdrawals and receive the remaining balance in cash (or effect an annuity with it), or to change the frequency, size or duration of such withdrawals, subject to the minimum distribution rules. See Section 9, “What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity V?” If the Beneficiary fails to make any election within any time limit prescribed by or for the retirement plan that covered the Participant, within seven days after the expiration of that time limit, we will make one lump sum cash payment to the Beneficiary. A specific Contract may provide that an annuity or other form of distribution is payable to the Beneficiary if the Beneficiary fails to make an election.

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5: WHAT IS THE PRU DENTIAL INCOMEFLEX TARGET® BENEFIT?

The Prudential IncomeFlex Target Benefit is a standard feature of the Contract that guarantees your ability to withdraw amounts equal to a percentage of a notional value (called the “Income Base”), regardless of the impact of market performance on your Contract Value (subject to our rules regarding the timing and amount of withdrawals). The Income Base is used to determine the amount you may withdraw each Birthday Year as long as you live (the “Annual Guaranteed Withdrawal Amount”). The Income Base is equal to the greater of the Highest Birthday Value (described below) or the Contract Value on the Business Day prior to your Lock-In Date. There are two options — one is the base benefit designed to provide an annual withdrawal amount for your life and the other is a Spousal Benefit designed to provide an annual withdrawal amount until the last to die of you and your spouse.

The base Prudential IncomeFlex Target Benefit and its daily charge apply to the Contract automatically. It cannot be terminated without ending your Contract. When deciding to purchase this Contract, you should consider the costs and benefits of this feature. Generally, this benefit may be appropriate if you intend to make periodic withdrawals from your Contract and wish to ensure that adverse market performance will not affect your ability to receive annual payments. You are not required to make withdrawals.

The Spousal Benefit is optional. You may elect this benefit only when you lock in your Annual Guaranteed Withdrawal Amount. While there is no additional daily charge for this benefit, you will have a lesser Annual Guaranteed Withdrawal Amount if you elect the Spousal Benefit than if you had not. Once elected, the Spousal Benefit may not be revoked, and the lesser Annual Guaranteed Withdrawal Amount will apply until your Contract ends, even if your spouse dies before you or is otherwise ineligible for the Spousal Benefit due to divorce or Beneficiary changes.

The Prudential IncomeFlex Target Benefit is subject to certain restrictions described below.

This section continues with a description of the basic elements of the Prudential IncomeFlex Target Benefit, including the Highest Birthday Value, Income Base and Annual Guaranteed Withdrawal Amount. Next, this section covers withdrawals, the optional Spousal Benefit, Step-Ups and other special considerations with the Prudential IncomeFlex Target Benefit.

HIGHEST BIRTHDAY VALUE

The Highest Birthday Value equals the Contract Value on the Contract Date, and thereafter the highest Contract Value attained on each Birthday until the Lock-In Date. Until the Lock-In Date, the Highest Birthday Value attained is also increased by the amount of subsequent Purchase Payments made.

Withdrawals prior to the Lock-In Date reduce your Highest Birthday Value proportionately. Each withdrawal reduces the Highest Birthday Value by the percentage equivalent of the ratio of (a) the amount of the withdrawal, to (b) the Contract Value (before the Contract Value is reduced by the amount of the withdrawal) as described immediately below.

Example – Proportional Reduction of Highest Birthday Value

■ Contract Value:	$100,000
■ Withdrawal amount:	$10,000
■ Ratio of withdrawal to Contract Value ($10,000/$100,000):	10%
■ Highest Birthday Value:	$120,000
■ Highest Birthday Value reduced by 10%, or	$12,000
■ Adjusted Highest Birthday Value:	$108,000

INCOME BASE

The Income Base is used to determine the Annual Guaranteed Withdrawal Amount. On the Lock-In Date, your Income Base is equal to the greater of: (A) the Highest Birthday Value or (B) the Contract Value when you lock in your Annual Guaranteed Withdrawal Amount (that is, the Contract Value on the Business Day prior to the Lock-In Date). Thereafter, your Income Base may increase or decrease resulting from additional Purchase Payments, Withdrawals and/or Step-Up Amounts, as more fully discussed below. Prior to the Lock-In Date, it equals your Highest Birthday Value and is only determined for reference. In no event shall the Income Base exceed $5,000,000. We reserve the right to increase this maximum.

ANNUAL GUARANTEED WITHDRAWAL AMOUNT

The Annual Guaranteed Withdrawal Amount is the amount we guarantee that you may withdraw from the Contract each year, beginning on your Birthday and ending on the last Business Day preceding your next Birthday, (the “Birthday Year”) for your life, regardless of the impact of market performance on your Contract Value. The Annual Guaranteed Withdrawal Amount is subject to our rules regarding the timing and amount of withdrawals. In no event shall the Annual Guaranteed Withdrawal Amount under this Contract exceed $287,500. We reserve the right to increase this maximum.

You may not lock in an Annual Guaranteed Withdrawal Amount that is less than $250. Therefore, for example, if you have not elected the Spousal Benefit and you are aged between 65 and 69 your Income Base must equal $4,545 or more to lock in guaranteed withdrawals. Before purchasing the Contract, you should consider the description of Income Base above to determine your ability to lock in guaranteed withdrawals. Your ability to lock in the Prudential IncomeFlex Target Benefit is not guaranteed.

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Your initial Annual Guaranteed Withdrawal Amount under this Contract will be determined on your Lock-In Date by applying the applicable Guaranteed Withdrawal Percentage to the Income Base. The percentages that will be applied to the Income Base are set forth in the chart below. You must attain the age 55 to elect a Lock-In Date. If you elect the Spousal Benefit, the age of the younger of you and your spouse would be used to determine the applicable percentage.

Age at Lock-In	Single Life	Spousal Benefit (using age of younger spouse)
55-64	4.75%	4.25%
65-69	5.50%	5.0%
70+	6.25%	5.75%

If your Lock-In Date is not your Birthday, then the Annual Guaranteed Withdrawal Amount available between the Lock-In Date and your next Birthday will be prorated by the ratio of (i) the number of days remaining in the Birthday Year and (ii) 365 days. In other words, the Annual Guaranteed Withdrawal Amount during the Birthday Year you lock in guaranteed withdrawals will be reduced proportionately if that year is a partial year. This adjustment in the first Birthday Year will not reduce the Annual Guaranteed Withdrawal Amount in future Birthday Years.

You can increase your Annual Guaranteed Withdrawal Amount by making subsequent Purchase Payments after your Lock-In Date. Your Income Base will increase by the amount of subsequent Purchase Payments. Thus, your Annual Guaranteed Withdrawal Amount will increase by an amount determined by applying the applicable Guaranteed Withdrawal Percentage to the amount of the increase to the Income Base (the subsequent Purchase Payment amount). We will add the increase to your Income Base, which will affect your Annual Guaranteed Withdrawal Amount, on the day you make the Purchase Payment, subject to the following:

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During the Birthday Year you lock in guaranteed withdrawals, any increase to the Annual Guaranteed Withdrawal Amount available between the date of the Purchase Payment and your next Birthday will be prorated by the ratio of (i) the number of days remaining in the Birthday Year and (ii) 365 days. In other words, the increase to the Annual Guaranteed Withdrawal Amount during the Birthday Year you lock in guaranteed withdrawals will be reduced proportionately for the partial year remaining after the Purchase Payment is made. This adjustment in the initial Birthday Year will not reduce the Annual Guaranteed Withdrawal Amount in future Birthday Years.

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If the Purchase Payment is made after a withdrawal in a Birthday Year in excess of the Annual Guaranteed Withdrawal Amount, (an “Excess Withdrawal), then the increase will not apply until the next Birthday Year.

Your Income Base and resultant Annual Guaranteed Withdrawal Amount may also increase for Step-Ups (described below under “Increase Of Income Base And Annual Guaranteed Withdrawal Amount — Step-Up”). If you wish to elect the optional Spousal Benefit, then the Annual Guaranteed Withdrawal Amount availability (minimum age of 55), initial amount, and increases due to subsequent Purchase Payments will all be based on the age of the younger of you and your spouse.

Example – Calculation of Annual Guaranteed Withdrawal Amount – Participant Age 58 (No Spousal Benefit Elected)

Participant age:	58
Contract Value as of prior Business Day:	$80,000
Highest Birthday Value (HBV):	$100,000
Income Base (on Lock-In Date):	$100,000	(greater of Contract Value and HBV)
Guaranteed Annual Withdrawal Amount:	$4,750	(4.75% of Income Base)

Future Purchase Payments: For each dollar of future Purchase Payments, the Guaranteed Annual Withdrawal Amount increases $0.0475 (or 4.75% of Purchase Payment). For example, a $1,000 Purchase Payment would increase the Annual Guaranteed Withdrawal Amount by $47.50, to $4,797.50.

Example – Calculation of Annual Guaranteed Withdrawal Amount – Participant Age 66 (No Spousal Benefit Elected)

Participant age:	66
Contract Value as of prior Business Day:	$80,000
Highest Birthday Value (HBV):	$100,000
Income Base (on Lock-In Date):	$100,000	(greater of Contract Value and HBV)
Guaranteed Annual Withdrawal Amount:	$5,500	(5.50% of Income Base)

Future Purchase Payments: For each dollar of future Purchase Payments, the Guaranteed Annual Withdrawal Amount increases $0.055 (or 5.5% of Purchase Payment). For example, a $1,000 Purchase Payment would increase the Annual Guaranteed Withdrawal Amount by $55, to $5,555.

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Example – Calculation of Annual Guaranteed Withdrawal Amount – Participant Age 71 (No Spousal Benefit Elected)

Participant age:	71
Contract Value as of prior Business Day:	$80,000
Highest Birthday Value (HBV):	$100,000
Income Base (on Lock-In Date):	$100,000	(greater of Contract Value and HBV	)
Guaranteed Annual Withdrawal Amount:	$6,250	(6.25% of Income Base)

Future Purchase Payments: For each dollar of future Purchase Payments, Guaranteed Annual Withdrawal Amount increases $0.0625 (or 6.25% of Purchase Payment). For example, a $1,000 Purchase Payment would increase the Annual Guaranteed Withdrawal Amount by $62.50, to $6,312.50.

SPOUSAL BENEFIT

With the optional Spousal Benefit, the Annual Guaranteed Withdrawal Amount continues to be available until the later death of you and your spouse. You make an irrevocable choice whether or not to elect the Spousal Benefit at the Lock-In Date. The Spousal Benefit extends only to the person you are legally married to on the Lock-In Date. Before you can make this election, you must provide us with due proof of marriage and your spouse’s date of birth in a form acceptable to us. You may not add or remove the Spousal Benefit after the Lock-In Date. There are special considerations if you and your spouse are civil union partners, or are the same gender. See “Same-Gender Spouse Or Civil Union Partner Considerations” in Section 5, “What Is The Prudential IncomeFlex Target® Benefit?” Both you and your spouse must attain age 55 to lock in your guaranteed withdrawals with the Spousal Benefit. The age of the younger spouse is used to determine the amount of the Annual Guaranteed Withdrawal Amount. Therefore, the Annual Guaranteed Withdrawal Amount will be the product of the applicable Guaranteed Withdrawal Percentage (indicated in the chart above) and the Income Base.

While there is no additional daily charge for this benefit, if you elect the Spousal Benefit you will have a lesser Annual Guaranteed Withdrawal Amount, based on the lesser Guaranteed Withdrawal Percentages, than if you had not elected it.

The Spousal Benefit requires the same person to be both your spouse and sole Beneficiary of both this Contract and the retirement plan it funds when you elect the benefit and when you die. If spousal consent rules apply to the retirement plan in which you participate, spousal consent may be necessary in order for you, or your surviving spouse, to take withdrawals from the Contract under the IncomeFlex Target Benefit, and avoid payment of your plan interest in the form of a QJSA or QPSA. See “Other Important Considerations” in this Section 5 and “Spousal Consent Rules For Certain Retirement Plans” in Section 9, “What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity V?” Once elected, the Spousal Benefit may not be “transferred” to a new spouse due to divorce, your spouse’s death or any other reason. The Spousal Benefit is irrevocable. Once elected, the lesser Annual Guaranteed Withdrawal Amount based on the lesser Guaranteed Withdrawal Percentages will continue to apply until your Contract ends.

After your death, the IncomeFlex Spousal Benefit will continue to be paid until the death of your surviving spouse. You (during your lifetime) and your surviving spouse (after your death) may make additional Purchase Payments subject to the Guaranteed Withdrawal Percentage on the Lock-In Date. Any additional Purchase Payments made by you or your surviving spouse will increase the Annual Guaranteed Withdrawal Amount by the applicable Guaranteed Withdrawal Percentage applied to the additional Purchase Payment.

Example – Calculation of Annual Guaranteed Withdrawal Amount with Spousal Benefit – Younger Spouse Age 56

Your age:	58
Spouse age:	56
Contract Value as of prior Business Day:	$80,000
Highest Birthday Value (HBV):	$100,000
Income Base (Lock-In Date):	$100,000	(greater of Contract Value or HBV	)
Annual Guaranteed Withdrawal Amount:	$4,250	(4.25% of Income Base)

Future Purchase Payments: For each dollar of future Purchase Payments, the Guaranteed Annual Withdrawal Amount increases $0.0425 (or 4.25% of Purchase Payment). For example, a $1,000 Purchase Payment would increase the Annual Guaranteed Withdrawal Amount by $42.50, to $4,292.50.

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Example – Calculation of Annual Guaranteed Withdrawal Amount with Spousal Benefit – Younger Spouse Age 65

Your age:	66
Spouse age:	65
Contract Value as of prior Business Day:	$80,000
Highest Birthday Value (HBV):	$100,000
Income Base (Lock-In Date):	$100,000	(greater of Contract Value or HBV	)
Annual Guaranteed Withdrawal Amount:	$5,000	(5% of Income Base)

Future Purchase Payments: For each dollar of future Purchase Payments, Annual Guaranteed Withdrawal Amount increases $0.05 (or 5% of Purchase Payment). For example, a $1,000 Purchase Payment would increase the Annual Guaranteed Withdrawal Amount by $50.00, to $5,050.00.

Example – Calculation of Annual Guaranteed Withdrawal Amount with Spousal Benefit – Younger Spouse Age 65

Your age:	71
Spouse age:	65
Contract Value as of prior Business Day:	$80,000
Highest Birthday Value (HBV):	$100,000
Income Base (Lock-In Date):	$100,000	(greater of Contract Value or HBV	)
Annual Guaranteed Withdrawal Amount:	$5,000	(5% of Income Base)

SURVIVING SPOUSE – DEATH PRIOR TO LOCK-IN DATE OR AFTER LOCK-IN DATE WITHOUT ELECTION OF SPOUSAL BENEFIT

If you purchase this Contract and die before the Lock-In Date, or after the Lock-In Date but without having elected the Spousal Benefit, then your surviving spouse may continue this Contract and the Prudential IncomeFlex Target Benefit, to the extent permitted by the Code and, your retirement plan, if your surviving spouse is your Beneficiary under the Contract and your retirement plan.

Continuation of the Prudential IncomeFlex Target Benefit under this Contract is subject to the following:

■	Your Income Base and Highest Birthday Value will not transfer to your surviving spouse. Rather, they will be reset based on the Contract Value at the time of your death.
■	The birthday of your surviving spouse will be used to determine:
–	the Highest Birthday Values under this Contract;
–	the Birthday Year for Annual Guaranteed Withdrawal Amounts;
–	the availability and amount of Step-Ups.
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At the Lock-In Date, the age of your surviving spouse will be used to determine the availability and amount of the Annual Guaranteed Withdrawal Amount, as well as increases due to subsequent Purchase Payments.

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If your surviving spouse remarries, he or she (1) will continue to be eligible to receive the Annual Guaranteed Withdrawal Amount, and (2) may elect the Spousal Benefit at the time of his or her Lock-In Date to extend the Annual Guaranteed Withdrawal Amount for the life of a new spouse.

SAME-GENDER SPOUSE OR CIVIL UNION PARTNER CONSIDERATIONS

The Spousal Benefit may be available for a same-gender spouse or civil union partner recognized under applicable state law. Provisions of a retirement plan or federal law, however, may limit or prevent a same-gender spouse or partner from receiving all or a portion of the Spousal Benefit. Also, certain withdrawals taken to satisfy minimum distributions required by law may be considered Excess Withdrawals, and if so, will reduce and potentially terminate the Spousal Benefit. You are strongly cautioned to consult with your tax or legal advisor before electing the Spousal Benefit for a same-gender spouse or civil union partner.

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WITHDRAWALS UNDER THE PRUDENTIAL INCOMEFLEX TARGET BENEFIT

The Prudential IncomeFlex Target Benefit guarantees your ability to withdraw from the Contract an amount equal to the Annual Guaranteed Withdrawal Amount each Birthday Year for your lifetime.

The Prudential IncomeFlex Target Benefit does not affect your ability to make withdrawals under your Contract or limit your ability to request withdrawals that exceed the Annual Guaranteed Withdrawal Amount. You are not required to withdraw all or any portion of the Annual Guaranteed Withdrawal Amount in any Birthday Year.

If, cumulatively, you withdraw an amount less than the Annual Guaranteed Withdrawal Amount in any Birthday Year, the unused portion will expire and will not carry-over to subsequent Birthday Years. If your cumulative withdrawals in a Birthday Year are less than or equal to the Annual Guaranteed Withdrawal Amount, then the withdrawals will not reduce your Annual Guaranteed Withdrawal Amount in subsequent Birthday Years.

Cumulative withdrawals in a Birthday Year that are in excess of the Annual Guaranteed Withdrawal Amount are considered Excess Withdrawals. If you make Excess Withdrawals, then your Income Base will be reduced proportionately, thus reducing your Annual Guaranteed Withdrawal Amount in subsequent years (except with regard to certain required minimum distributions described below under “Excess Withdrawals – Required Minimum Distributions”). This means your Income Base and thus your Annual Guaranteed Withdrawal Amount will be reduced by a percentage determined by the ratio of: (a) the amount of the Excess Withdrawal, to (b) the Contract Value immediately prior to such withdrawal (see examples of this calculation below). We will determine whether you have made an Excess Withdrawal at the time of each withdrawal. Therefore, a subsequent increase in the Annual Guaranteed Withdrawal Amount will not offset the effect of an earlier Excess Withdrawal.

Certain employment based retirement plans may provide for employer contributions subject to a vesting schedule. Forfeiture of any unvested amounts are withdrawals for purposes of the Prudential IncomeFlex Target Benefit. Therefore, the forfeiture of any unvested amounts before your Lock-In Date will reduce your Highest Birthday Value. Any unvested amounts forfeited after your Lock-In Date will be included with other cumulative withdrawals in a Birthday Year to determine Excess Withdrawals.

Examples – Impact of Withdrawals on Annual Guaranteed Withdrawal Amount

The examples below assume the following (the values set forth are purely hypothetical and do not reflect charges):

■ Income Base:	$ 200,000
■ Guaranteed Withdrawal Percentage:	5.50%
■ Annual Guaranteed Withdrawal Amount:	$11,000
■ Birthday Year:	May 12, 2009 through May 11 , 2010
■ Contract Value prior to withdrawal on June 15, 2009 (date of first withdrawal)	$160,000
■ Contract Value prior to withdrawal on July 15, 2009 (date of second withdrawal)	$149,000

Example 1. Not an Excess Withdrawal (Amounts less than or equal to Annual Guaranteed Withdrawal Amount)

If $10,000 is withdrawn on June 15, 2009, then the following values would result:

■	Contract Value immediately prior to withdrawal = $160,000
■	Contract Value after withdrawal = $160,000 – $10,000 = $150,000
■	Remaining Annual Guaranteed Withdrawal Amount for current Birthday Year = $11,000 – $10,000 = $1,000
■	Annual Withdrawal Amount for future Birthday Years remains $11,000
■	Income Base remains $200,000

If an additional $1,000 is withdrawn on July 15, 2009, then the following values would result:

■	Contract Value immediately prior to withdrawal (reflecting $1,000 market decrease from June 15, 2009) = $149,000
■	Contract Value after withdrawal = $149,000 – $1,000 = $148,000
■	Remaining Annual Guaranteed Withdrawal Amount for current Birthday Year = $0
■	Annual Guaranteed Withdrawal Amount for future Birthday Years remains $11,000
■	Income Base remains $200,000

Example 2. An Excess Withdrawal (Amount exceeds Annual Guaranteed Withdrawal Amount)

If $10,000 is withdrawn on June 15, 2009, then the following values would result:

■	Contract Value = $160,000 – $10,000 = $150,000
■	Remaining Annual Guaranteed Withdrawal Amount for current Birthday Year = $11,000 – $10,000 = $1,000
■	Annual Guaranteed Withdrawal Amount for future Birthday Years remains $11,000
■	Income Base remains $200,000

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If an additional $12,000 is withdrawn on July 15, 2009, then the following values would result:

■	Contract Value immediately prior to withdrawal (reflecting a $1,000 market decrease from June 15, 2009) = $149,000
■	Amount of Excess Withdrawal (withdrawal amount in excess of remaining Annual Guaranteed Withdrawal Amount) = $12,000 – $1,000 = $11,000
■	Contract Value after guaranteed portion of withdrawal = $149,000 – $1,000 = $148,000
■	Remaining Annual Guaranteed Withdrawal Amount for current Birthday Year = $0
■	Amount of reduction to Annual Guaranteed Withdrawal Amount = Excess Withdrawal ÷ Contract Value before Excess Withdrawal × Annual Withdrawal Amount = ($11,000 ÷ $148,000) × ($11,000) = $817.57
■	Annual Guaranteed Withdrawal Amount for future Birthday Years = $11,000 – $817.57 = $10,182.43
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Income Base is reduced by the same proportion as the reduction to Annual Guaranteed Withdrawal Amount. Reduction to Income Base = ($11,000 ÷ $148,000) × ($200,000) = $14,864.86. New Income Base = $200,000—$14,864.86 = $185.135.14

■	Contract Value immediately after the Excess Withdrawal = $148,000 – $11,000 = $137,000

EXCESS WITHDRAWALS – REQUIRED MINIMUM DISTRIBUTIONS

You may be required to withdraw more than your Annual Guaranteed Withdrawal Amount to satisfy required minimum distribution requirements under the Code (“RMD Requirements”). These withdrawals will not be treated as Excess Withdrawals, subject to the requirements that follow. As of the last Business Day in each calendar year (each a “RMD Calculation Date”), we will determine the amount you would need to take as a withdrawal to comply with the RMD Requirements during the next calendar year (each a “RMD Payment Year”). This determination is based solely on the sum of the Contract Value and the net actuarial value of our guarantees under the Prudential IncomeFlex Target Benefit on the RMD Calculation Date.

If the amount determined on the RMD Calculation Date is for your Spouse, the amount will be based on the assumption that your spouse is a “spouse” for purposes of federal law. If the Eligible Spouse is a same-sex spouse, civil union partner or has a similar status that is not recognized as a “spouse” under federal law, then the RMD Value we determine below may not be sufficient to avoid Excess Withdrawals when such Eligible Spouse takes required minimum distributions from the plan or account. In this case, the Annual Guaranteed Withdrawal Amount will be reduced or terminated. Before electing the Spousal Benefit for a same-sex spouse or civil union partner, you should carefully consider that provisions of the Code or plan may limit, reduce or eliminate any spousal benefit received.

If the required minimum distribution (RMD) amount determined using these assumptions exceeds the Annual Guaranteed Withdrawal Amount on the RMD Calculation Date, then the difference between such RMD amount and the Annual Guaranteed Withdrawal Amount shall be the “RMD Value.” Withdrawals taken in the RMD Payment Year that would otherwise be Excess Withdrawals, shall be treated as Excess Withdrawals only to the extent they exceed the RMD Value. Any RMD Value remaining at the end of each RMD Payment Year shall expire and not increase the RMD Value in any subsequent RMD Payment Year.

Example – Treatment of Withdrawals Related to Required Minimum Distributions

Birthday Year	May 12, 2009 through May 11, 2010
Contract Value on April 15, 2009	$160,000
Contract Value on May 15, 2009	$145,000
Annual Guaranteed Withdrawal Amount	$10,000
Required Minimum Distribution Amount	$14,000	(for calendar year 2009)
RMD Value	$4,000	(for calendar year 2009)

Example 1. Not an Excess Withdrawal (Withdrawal of the Annual Guaranteed Withdrawal Amount plus the RMD Value)

If $14,000 is withdrawn on April 15, 2009, then the following values would result:

■	$10,000 applied against the Remaining Guaranteed Withdrawal Amount
■	$4,000 applied against the RMD Value
■	Contract Value = $160,000 – $14,000 = $146,000
■	Annual Guaranteed Withdrawal Amount for future Birthday Years remains $10,000

If an additional $10,000 is withdrawn on May 15, 2009, then the following values would result:

■	Remaining Annual Guaranteed Withdrawal Amount for the current year = $10,000 – $10,000 = $0
■	Annual Guaranteed Withdrawal Amount for future Birthday Years remains $10,000
■	Contract Value = $145,000 – $10,000 = $135,000

Example 2. An Excess Withdrawal (Withdrawal of an Amount Greater than the Annual Guaranteed Withdrawal Amount plus the RMD Value)

If $20,000 is withdrawn on April 15, 2009, then the following values would result:

■	$10,000 applied against the Remaining Guaranteed Withdrawal Amount
■	$4,000 applied against the RMD Value
■	$6,000 counts as an Excess Withdrawal

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■	Reduction of Annual Guaranteed Withdrawal Amount = Excess Withdrawal ÷ Contract Value before Excess Withdrawal × Annual Guaranteed Withdrawal Amount = $6,000 ÷ $146,000 × $10,000 = $410.96
■	Annual Guaranteed Withdrawal Amount for future Birthday Years = $10,000 – $410.96 = $9,589.04
■	Contract Value = $160,000 – $20,000 = $140,000

INCREASE OF INCOME BASE AND ANNUAL GUARANTEED WITHDRAWAL AMOUNT – STEP-UP

Your Annual Guaranteed Withdrawal Amount may increase due to positive market performance in your Variable Investment Option. On each Birthday after Lock-In, any Step-Up Amount, which represents any excess of the Contract Value over the Income Base, may increase the Income Base. If the Income Base is increased by the Step-Up Amount, then your Annual Guaranteed Withdrawal Amount immediately will increase by the amount equal to the product of (a) the Guaranteed Withdrawal Percentage, and (b) the amount of the increase in the Income Base. You may withdraw the additional amount in the Birthday Year during which the increase occurs, but you are not required to do so.

The Income Base will increase by effect of the Step-Up Amount automatically, unless we increase the charge for the Prudential IncomeFlex Target Benefit. If we increase the charge and you become eligible for a Step-Up, then you must choose whether or not to accept the increased charge. If you accept it, then the Income Base will increase by the amount of the Step-Up Amount and the higher charge will apply to the entire Contract Value, unless you affirmatively elect otherwise pursuant to the next paragraph.

We will provide you with 90 days notice that you are eligible for an increase in your Income Base and that by accepting the increase you will become subject to an increased Prudential IncomeFlex Target Benefit charge on the entire Contract Value. Unless you notify us in writing by the end of the 90 day period that you reject the increase of your Income Base resulting from the Step-Up Amount, we will consider you to have accepted the Step-Up Amount and the resultant increased charge. Any such increase in the Prudential IncomeFlex Target Benefit charge would be subject to the maximum charge limit set forth in the “Summary of Contract Expenses.” If you reject an increase in your Income Base, your rejection will be effective for that year only. Your rejection of the Step-Up Amount does not affect your eligibility for subsequent Step-Up Amounts.

Example – Step Up Calculation

Birthday	May 12, 2009
Annual Guaranteed Withdrawal Amount	$5,000
Contract Value as of May 11, 2009	$100,000
Guaranteed Withdrawal Percentage	5.5%
■	Step-Up Value = $100,000 × 5.5% = $5,500
■	Step-Up Value > Annual Guaranteed Withdrawal Amount ($5,500 > $5,000)
■	Annual Guaranteed Withdrawal Amount for future Birthday Years = $5,500

GUARANTEES UNDER THE INCOMEFLEX TARGET BENEFIT

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If your Contract Value equals zero and your Annual Guaranteed Withdrawal Amount is greater than zero, we will pay you the Annual Guaranteed Withdrawal Amount in quarterly installments, unless you request another payment frequency.

■	When the Contract Value equals zero, we will no longer accept Purchase Payments under the Contract.

OTHER IMPORTANT CONSIDERATIONS

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Withdrawals under Prudential IncomeFlex Target Benefit are subject to the terms of your retirement plan as applicable. If spousal consent rules apply to the retirement plan in which you participate, spousal consent may be necessary in order for you, or your surviving spouse, to take withdrawals from the Contract of the Annual Guaranteed Withdrawal Amount and avoid payment of your plan interest in the form of a QJSA or QPSA. See “Spousal Consent Rules For Certain Retirement Plans” in Section 9, “What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity V?” If spousal consent is not obtained, you or your surviving spouse, will not be able to take withdrawals from the Contract of the Annual Guaranteed Withdrawal Amount and your plan interest will instead be paid in the form of a QJSA or QPSA. Before investing, you should carefully consider that spousal consent rules of the Code or plan may prevent you, or your surviving spouse, from taking withdrawals from the Contract of the Annual Guaranteed Withdrawal Amount if spousal consent cannot be obtained.

■

Withdrawals made while Prudential IncomeFlex Target Benefit is in effect will be treated, for tax purposes, in the same way as any other withdrawals under the Contract. The Prudential IncomeFlex Target Benefit does not directly affect the Contract Value or surrender value, but any withdrawal will decrease the Contract Value by the amount of the withdrawal. If you surrender your Contract, you will receive the current Contract Value, not the Income Base or Annual Guaranteed Withdrawal Amount.

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TERMINATION OF INCOMEFLEX TARGET BENEFIT AND WAITING PERIOD

Subject to the terms of your retirement plan, if applicable, you may terminate the Prudential IncomeFlex Target Benefit by surrendering your Contract. If you terminate the Prudential IncomeFlex Target Benefit, any guarantee provided by the benefit will end as of the date the termination is effective.

Prudential IncomeFlex Target Benefit terminates:

■	upon an Excess Withdrawal that causes the Contract Value to be zero;
■	upon your surrender of the Contract;
■	upon your death (or the death of you and your spouse, if the Spousal Benefit was elected);
■	upon a change in ownership of the Contract that changes the tax identification number of the Contract Owner other than in connection with a Spousal Benefit, or
■	upon your election to begin receiving Annuity Payments.

Under certain Contracts funding employment based retirement plans, the Plan Contract Holder may exercise certain rights under the Contract, including discontinuance of employee contributions to the Contract, termination of the Contract, termination of the retirement plan and/or transfer of assets to an alternate investment or funding vehicle. Any such exercise of rights by a Plan Contract Holder may reduce or eliminate Prudential IncomeFlex Target Benefit guarantees.

We cease imposing the charge for Prudential IncomeFlex Target Benefit upon the effective date of the benefit termination for the events described above.

While you may terminate the IncomeFlex Target Benefit at any time, we may not terminate the benefit other than in the circumstances listed above. However, to the extent permitted by applicable law, we may stop offering the Prudential IncomeFlex Target Benefit by refusing new Purchase Payments, or we may increase related charges for new Purchase Payments and Step-Up transactions at any time in the future.

Currently, if you terminate the Prudential IncomeFlex Target Benefit, you will only be permitted to re-elect the benefit in another of our contracts after 90 calendar days from the date the benefit was last terminated.

ADDITIONAL TAX CONSIDERATIONS FOR QUALIFIED CONTRACTS/ARRANGEMENTS

You have purchased the Contract as an investment vehicle to be held by a tax qualified retirement plan. Generally, required minimum distribution rules under the Code require that you begin receiving periodic amounts from your tax qualified arrangement beginning after age 70 1/2. The amount required under the Code may exceed the Annual Guaranteed Withdrawal Amount. See “Excess Withdrawals – Required Minimum Distributions,” earlier in this section.

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6: HOW CAN I PURCHASE THE PRUDENTIAL RETIREMENT SECURITY ANNUITY V?

PURCHASE PAYMENTS

The initial Purchase Payment is the amount of money you give us to purchase the Contract. You must get our prior approval for any initial and/or additional Purchase Payment of $1 million or more, unless we are prohibited under applicable state law from insisting on such prior approval. To the extent permitted by law, we reserve the right to cease accepting new Purchase Payments under the Contract at any time. With some restrictions, you can make additional Purchase Payments of no less than $50 at any time during the Accumulation Phase. Currently, we waive this minimum Purchase Payment requirement, but may impose it at any time in the future.

Currently, you must get our prior approval to make maximum aggregate Purchase Payments in excess of $2 million unless we are prohibited under applicable state law from insisting on such prior approval. We limit the maximum total Purchase Payments in any Contract year other than the first to $1 million absent our prior approval. Depending on applicable state law, other limits may apply.

Absent our prior approval, we may temporarily suspend the right to make additional Purchase Payments during the 90-day period following an Excess Withdrawal or any withdrawal before the Lock-In Date. This restriction does not apply to additional Purchase Payments made through payroll deductions or scheduled loan repayments, if applicable. This restriction does apply to rollover transactions and lump sum loan repayments.

ALLOCATION OF PURCHASE PAYMENTS

When you purchase a Contract and when you make an additional Purchase Payment, we will allocate your Purchase Payment to the Variable Investment Option.

We generally will credit the initial Purchase Payment to your Contract within two Business Days from the day on which we receive your payment in Good Order at the Prudential Retirement Service Center. If, however, your first payment is made without enough information for us to set up your Contract, we may need to contact you to obtain the required information. If we do not have sufficient enrollment information, then we will allocate your initial Purchase Payment to the AST Money Market Portfolio of the Advanced Series Trust upon receipt and will send a notice to the Plan Contract Holder or its agent that requests the necessary information. If we do not receive the required information following this notice, we will deliver up to three additional notices to the Plan Contract Holder or its agent at monthly intervals that requests such information. Within 105 days from the time that units of the AST Money Market Portfolio were purchased on your behalf, we will redeem the units and pay the proceeds (including earnings) to the Plan Contract Holder. Any proceeds we pay to the Plan Contract Holder under this procedure may be considered a prohibited and taxable reversion to the Plan Contract Holder under current provisions of the Code. Similarly, proceeds that we return may cause the Plan Contract Holder to violate a requirement under the Employee Retirement Income Security Act of 1974, as amended, to hold all plan assets in a trust or an insurance contract. The Plan Contract Holder may avoid both problems if it arranges to have the proceeds paid into a trust or an insurance contract.

We will credit each subsequent Purchase Payment as of the Business Day we receive it in Good Order at the Prudential Retirement Service Center. Subsequent Purchase Payments that are not in Good Order will be credited on the Business Day that Good Order is determined. Subsequent Purchase Payments received in Good Order after the close of the Business Day will be credited on the following Business Day.

At our discretion, we may give initial and subsequent Purchase Payments (as well as transfers) received in Good Order by certain broker/dealers, or record keepers administering employment based retirement plans, prior to the close of a Business Day the same treatment as they would have received had they been received at the same time at the Prudential Retirement Service Center. Any such arrangements would be governed by the terms and conditions of a written agreement between us and the broker/dealer.

CALCULATING CONTRACT VALUE

The value of your Contract will go up or down depending on the investment performance of the Variable Investment Option. To determine the value of your Contract, we use a unit of measure called an accumulation unit. An accumulation unit works like a share of a mutual fund.

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Every day we determine the value of an accumulation unit for the Variable Investment Option. We do this by:

1)	Adding up the total amount of money allocated to the investment option;
2)	Subtracting from that amount insurance charges and any other applicable charges such as for taxes; and
3)	Dividing this amount by the number of outstanding accumulation units.

When you make a Purchase Payment to a Variable Investment Option, we credit your Contract with accumulation units of the sub-account or sub-accounts for the investment options you choose. The number of accumulation units credited to your Contract is determined by dividing the amount of the Purchase Payment allocated to an investment option by the unit price of the accumulation unit for that investment option. We calculate the unit price for each investment option after the New York Stock Exchange closes each day and then credit your Contract. The value of the accumulation units can increase, decrease, or remain the same from day to day.

We cannot guarantee that your Contract Value will increase or that it will not fall below the amount of your total Purchase Payments.

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7: WHAT ARE THE EXPE NSES ASSOCIATED WITH THE PRUDENTIAL RETIREMENT SECURITY ANNUITY V?

There are charges and other expenses associated with the Contract that reduce the return on your investment. These charges and expenses are described below.

The charges under the Contract are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the Contract. They are also designed, in the aggregate, to compensate us for the risks of loss we assume pursuant to the Contract. If, as we expect, the charges that we collect from the Contract exceed our total costs in connection with the Contract, we will earn a profit. Otherwise, we will incur a loss. The rates of certain of our charges have been set with reference to estimates of the amount of specific types of expenses or risks that we will incur. In most cases, this prospectus identifies such expenses or risks in the name of the charge; however, the fact that any charge bears the name of, or is designed primarily to defray a particular expense or risk does not mean that the amount we collect from that charge will never be more than the amount of such expense or risk. Nor does it mean that we may not also be compensated for such expense or risk out of any other charges we are permitted to deduct by the terms of the Contract. We may reduce stated fees under particular contracts as to which, due to economies of scale and other factors, our administrative costs are reduced.

INSURANCE AND ADMINISTRATIVE CHARGES

Each day we make a deduction for the insurance and administrative charges. These charges cover our expenses for mortality and expense risk, administration, marketing and distribution. The mortality risk portion of the charge is for assuming the risk that the Annuitant(s) will live longer than expected based on our life expectancy tables. When this happens, we pay a greater number of Annuity Payments. The expense risk portion of the charge is for assuming the risk that the current charges will be insufficient in the future to cover the cost of administering the Contract. The administrative expense portion of the charge compensates us for the expenses associated with the administration of the Contract. This includes preparing and issuing the Contract; establishing and maintaining Contract records; preparation of confirmations and annual reports; personnel costs; legal and accounting fees; filing fees; and systems costs.

The insurance and administrative charge equals, on an annual basis, the following percentages of the daily Contract Value:

	Current	Maximum
Insurance and Administrative Charge	0.00%	1.50%

While we presently charge the percentage amount reflected in the “Current” column above, we have the right to increase this charge up to the percentage amount reflected in the “Maximum” column above.

PRUDENTIAL INCOMEFLEX TARGET BENEFIT CHARGES

In addition to the current insurance and administrative charge, each day we make a deduction for the charges associated with the Prudential IncomeFlex Target Benefit.

The IncomeFlex Target Benefit charge equals, on an annual basis, the following percentages of daily Contract Value:

	Current	Maximum
IncomeFlex Target Benefit	1.20%	1.80%

While we presently charge the percentage amount reflected in the “Current” column above, we have the right to increase this charge up to the percentage amount reflected in the “Maximum” column above, but we have no current intention to do so.

Any increase in these IncomeFlex Target Benefit charges would apply only to new Purchase Payments and Step-Up transactions after the effective date of the increase. Please see “Increase Of Income Base And Annual Guaranteed Withdrawal Amount – Step-Up” in Section 5, “What Is The Prudential IncomeFlex Target® Benefit?”

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If the charges under the Contract are not sufficient to cover our expenses, then we will bear the loss. We do, however, expect to profit from these charges. Any profits made from these charges may be used by us to pay for the costs of distributing the Contract.

CONTRACT MAINTENANCE CHARGE

We may impose a fee of up to $150 per year for administrative expenses. We currently waive this fee. However, we may begin to impose or increase this fee up to $150 at any time, but we have no current intention to do so. If we impose this fee, it will generally be assessed quarterly on the last Business Day of the quarter. Also, we may establish and modify the level of Contract Value at which we waive this fee. The charge will be deducted from the Contract’s Variable Investment Option, if the Contract offers more than one option, then proportionately from each option.

TAXES ATTRIBUTABLE TO PREMIUM

There may be federal, state and local premium based taxes applicable to your Purchase Payment. We are responsible for the payment of these taxes and may make a deduction from the value of the Contract to pay some or all of these taxes.

EXCEPTIONS/REDUCTIONS TO FEES AND CHARGES

For Contracts funding employment based plans or arrangements, we may reduce or eliminate certain fees and charges or alter the manner in which the particular fee or charge is deducted. For example, we may reduce or eliminate the amount of the annual contract maintenance fee or reduce the insurance and administrative charge. Generally, these types of changes will be based on a reduction to our sales, maintenance or administrative expenses due to the nature of the individual or group purchasing the Annuity. Some of the factors we might consider in making such a decision are: (a) the size and type of group; (b) the number of Annuities purchased by an Owner; (c) the amount of Purchase Payments or likelihood of additional Purchase Payments; and/or (d) other transactions where sales, maintenance or administrative expenses are likely to be reduced. We will not discriminate unfairly between Annuity purchasers if and when we reduce any fees and charges.

COMPANY TAXES

We pay company income taxes on the taxable corporate earnings created by this Separate Account product. While we may consider company income taxes when pricing our products, we do not currently include such income taxes in the tax charges you pay under the Contract. We will periodically review the issue of charging for these taxes and may impose a charge in the future. It is our current practice not to deduct a charge for the federal tax associated with deferred acquisition costs paid by us that are based on premium received. However, we reserve the right to charge the Contract Owner in the future for any such tax.

In calculating our corporate income tax liability, we derive certain corporate income tax benefits associated with the investment of company assets, including Separate Account assets, which are company assets under applicable income tax law. These benefits reduce our overall corporate income tax liability. Under current law, such benefits may include foreign tax credits and corporate dividend received deductions. We do not pass these tax benefits through to holders of the Separate Account Annuity Contracts because (i) the Contract Owners are not the owners of the assets generating these benefits under applicable income tax law and (ii) as described above, we do not currently include company income taxes in the tax charges you pay under the Contract. We reserve the right to change these tax practices.

UNDERLYING MUTUAL FUND FEES

When you allocate a Purchase Payment or a transfer to the Variable Investment Option, we in turn invest in shares of a corresponding underlying mutual fund. The fund charges fees and incurs operating expenses that are in addition to the Contract-related fees described in this section. For 2010, without regard to expense caps, the fees and operating expenses of the Vanguard Balanced Index Fund was 0.08% annually.

For additional information about these fund fees, please consult the prospectus for the fund.

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8: HOW CAN I ACCESS MY MONEY?

You can access your money by:

■	Making a withdrawal (either partial or complete); or
■	Choosing to receive Annuity Payments during the Annuity Phase (annuitization). Please see Section 3, “What Kind Of Payments Will I Receive During The Annuity Phase?”

WITHDRAWALS DURING THE ACCUMULATION PHASE

When you make a full withdrawal, you will receive the value of your Contract minus any applicable fees. We will calculate the value of your Contract and charges, if any, as of the date we receive your request in Good Order at the Prudential Retirement Service Center.

The minimum amount that may be withdrawn is $250 or, if less, the Contract Value. We currently waive this minimum. We may begin to impose this minimum at any time in the future. We will generally pay the withdrawal amount, less any required tax withholding, within seven days after we receive a withdrawal request in Good Order.

Income taxes, tax penalties and certain restrictions also may apply to any withdrawal you make. For a more complete explanation, see Section 9, “What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity V?”

AUTOMATED WITHDRAWALS

We offer an automated withdrawal feature. This feature enables you to receive periodic withdrawals in monthly, quarterly, semiannual or annual intervals. We will process your withdrawals received in Good Order at the end of the Business Day at the intervals you specify. We will continue at these intervals until you tell us otherwise. The minimum automated withdrawal amount you can make generally is $250. We currently waive this minimum. We may begin to impose this minimum at any time in the future.

Income taxes, tax penalties and certain restrictions may apply to automated withdrawals. For a more complete explanation, see Section 9, “What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity V?”

SUSPENSION OF PAYMENTS OR TRANSFERS

The SEC may require us to suspend or postpone payments made in connection with withdrawals or transfers for any period when:

■	The New York Stock Exchange is closed (other than customary weekend and holiday closings);
■	Trading on the New York Stock Exchange is restricted;
■	An emergency exists, as determined by the SEC, during which sales and redemptions of shares of the underlying mutual funds are not feasible or we cannot reasonably value the accumulation units; or
■	The SEC, by order, permits suspension or postponement of payments for the protection of Owners.

We may also suspend any payment in order to obtain information from your employer that is reasonably necessary to ensure that the payment is in compliance with the restrictions imposed by Section 403(b) of the Code, if applicable. In such an event, a payment request will not be in Good Order and we will not process it until we obtain such information from the employer. We may deny a request for a hardship withdrawal if your employer has not informed us that it will provide information reasonably necessary to ensure that hardship withdrawals, in general, are in compliance with the restrictions on withdrawals imposed by Section 403(b). An explanation of why an employer may be unwilling to provide this information may be found in “ERISA Disclosure/Requirements” in Section 9.

WITHDRAWALS IN CONNECTION WITH PLAN LOANS

Certain employment based retirement plans may permit Participant loans. Please contact your plan administrator to determine if loans are allowed in your plan, how to apply for a loan, and any applicable loan application or loan maintenance fees charged by the administrator, which may vary by plan. Generally, to receive a loan you must sign a promissory note along with a pledge or assignment of a portion of your plan account value that will be used as security for the loan.

Based on the terms of your plan or the plan’s loan policy, your Contract Value may be used to determine the amount available for a plan loan. Generally, the Code limits loans to the extent the loan (when added to the outstanding balance of all other loans made to the Participant) exceeds the lesser of:

(a)

$50,000 (reduced by the excess, if any, of the Participant’s highest outstanding balance of loans from the plan during the one-year period ending on the day before the date on which such loan is made, over the Participant’s outstanding balance of loans from the plan as of the date such loan is made) or

(b)

One-half ( 1/2) of the Participant’s vested plan account value, determined as of the valuation date coinciding with or immediately preceding such loan, adjusted for any contributions or distributions made since such valuation date.

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Other technical requirements may apply to prevent a plan loan from being treated as a taxable distribution from the plan.

Generally, if plan loan amounts are funded with withdrawals from the Annuity, then such withdrawals may reduce or eliminate guarantees associated with the Prudential IncomeFlex Target Benefit. See Section 5, “What Is The Prudential IncomeFlex Target® Benefit?” for additional information about the impact of Excess Withdrawals and withdrawals before the Lock-In Date. You should contact your plan administrator to determine what portion of any loan will be funded by a withdrawal from the Annuity and then consider the impact to your Prudential IncomeFlex Target Benefits.

Currently, withdrawals from the Annuity in connection with plan loans generally do not cause a 90-day suspension of the right to make additional Purchase Payments. See Section 6, “How Can I Purchase The Prudential Retirement Security Annuity V?” Scheduled plan loan repayments resulting in Purchase Payments will be treated like all other standard Purchase Payments. Before the earlier of the Lock-In Date and your 70th birthday, however, Purchase Payments resulting from lump sum loan repayments will not be permitted for 90 days following a withdrawal made in connection with a plan loan.

We may delay any issuance of a loan in order to obtain information from your employer that is reasonably necessary to ensure that the loan is in compliance with the restrictions imposed by the Code, if applicable. In such an event, a loan request will not be in Good Order and we will not process it until we obtain such information from the employer. We may, however, refuse to make a loan if your employer has not informed us that it will provide information reasonably necessary to ensure that loans, in general, are in compliance with the restrictions imposed by the Code. An explanation of why an employer may be unwilling to provide this information may be found in “ERISA Disclosure/Requirements” in Section 9.

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9: WHAT ARE THE TAX CONSIDERATIONS ASSOCIATED WITH THE PRUDENTIAL RETIREMENT SECURITY ANNUITY V?

This tax discussion is general in nature and describes only federal income tax law (not state or other tax laws). It is based on current law and interpretations, which may change. The discussion includes a description of certain spousal rights under the Contract and under tax-qualified plans. Our administration of such spousal rights and related tax reporting accords with our understanding of the Defense of Marriage Act (which defines a “marriage” as a legal union between a man and a woman and a “spouse” as a person of the opposite sex). Depending on the state in which your Annuity is issued, we may offer certain spousal benefits to civil union couples or same-sex marriages. You should be aware, however, that federal tax law does not recognize civil unions or same-sex marriages. Because this Annuity is sold exclusively to fund retirement plans qualifying for federal tax benefits under sections 401(a), or 403(b) of the Internal Revenue Code of 1986 as amended (“Code”), our administration of such spousal rights and related tax reporting accords with our understanding of the Defense of Marriage Act. Therefore, we cannot permit a civil union partner or same-sex spouse to continue the Annuity, upon the death of the first partner. Civil union couples and same-sex marriage spouses should consider this limitation before selecting a the Spousal Benefit under the Annuity.

This Contract is available for purchase by certain employment based retirement plans or arrangements. The tax advantages available with this Contract may exist solely from its purchase through retirement plans or accounts qualifying for federal tax benefits under sections 401(a), 403(b), 403(c) or 457 of the Code. In contrast to many variable annuities, because this Contract can invest in funds available to the general public, if the contracts are not issued or purchased through one of these types of retirement plans, the taxes on gains may not be deferred. You should carefully consider the advantages and disadvantages of owning a variable annuity in a tax-qualified plan, as well as the costs and benefits of the Contract (including annuity income), before you purchase the Contract in a tax-qualified plan.

CONTRACTS HELD BY TAX FAVORED PLANS

The following discussion covers annuity contracts held under tax-favored retirement plans.

This Contract may be purchased by pension and profit sharing plans qualifying for tax benefits under sections 401(a), 403(b), 403(c) and 457 of the Code. The provisions of the tax law that apply to these retirement plans that may be funded by the Contracts are complex, and Plan Contract Holders are advised to consult a qualified tax advisor.

Contributions made under a qualified retirement plan funded by a Contract are deductible (or not includible in income) up to certain amounts each year, assuming that Participants and Plan Contract Holders adhere to the requirements and limitations of tax law applicable to the particular type of plan. Contributions to a Roth 401(k) or Roth 403(b) account are subject to these same limits, and are not deductible for federal income tax purposes.

Distributions. Usually, the full amount of any distribution from a qualified plan (including a distribution from this Contract) which is not a rollover is taxable. As taxable income, these distributions are subject to the general tax withholding rules described below. In addition to this normal tax liability, you may also be liable for the following, depending on your actions:

■	A 10% “early distribution penalty”; or
■	Failure to take a minimum distribution.

For Roth 401(k) accounts and Roth 403(b) accounts, only the earnings portion of distributions that are not qualified distributions are subject to income tax and the 10% “early distribution penalty.” The other penalties apply to the entire Roth account. “Qualified distributions” from a Roth account are excludable from gross income. A “qualified distribution” is a distribution that satisfies two requirements: (1) the distribution must be made (a) after the owner of the Roth attains age 59 1/2; (b) after the owner’s death; or (c) due to the owner’s disability; and (2) the distribution must be made in the year that is at least five tax years after the first year for which a contribution was made to any designated Roth account established for such individual under the same employer retirement plan, or from the first contribution previously made to a Roth account under another applicable retirement plan if a rollover contribution was made from that previous Roth account to the current Roth account from which a distribution is made.

REQUIRED MINIMUM DISTRIBUTION PROVISIONS AND PAYMENT OPTION

When you hold the Contract under a tax-favored plan, IRS required minimum distribution provisions must be satisfied. This means that generally payments must start by April 1 of the year after the year you reach age 70 1/2 and must be made for each year thereafter. For employment based retirement plans or arrangements, including Roth 401(k) and Roth 403(b) arrangements, this generally can be deferred until the Participant retires, if later. The amount of the payment from the qualified plan must at least equal the minimum required under the IRS rules. Several choices are available for calculating the minimum amount. More information on the mechanics of this calculation is available on request. Please contact us a reasonable time before the IRS deadline so that a timely distribution is made. Please note that there is a 50% tax penalty on the amount of any minimum distribution not made in a timely manner.

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To determine the amount of any required minimum distributions the value of the Contract will be calculated based on the sum of the Contract Value and the actuarial value of any additional Death Benefits and benefits under the Contract. As a result, if amounts are distributed from the Contract to satisfy the required minimum distribution rules, the amount distributed may be larger than if the calculation were based on the Contract Value only, which may in turn result in an earlier (but not before the required beginning date) distribution of amounts under the Contract and an increased amount of taxable income distributed to the Contract Owner, and a reduction of Death Benefits and the benefits of Prudential IncomeFlex Target Benefit. You can use the minimum distribution option to satisfy the IRS required minimum distribution rules for this Contract without either beginning Annuity Payments or surrendering the Contract. We will distribute to you this required minimum distribution amount, less any other partial withdrawals that you made during the year. Although the IRS rules determine the required amount to be distributed from your 403(b) account each year, certain payment alternatives are still available to you. If you own more than one 403(b) account, you can choose to satisfy your minimum distribution requirement for each by withdrawing that amount from any of your 403(b) accounts. Similarly, if the account that includes the Contract has other investments, you can choose to satisfy your minimum distribution requirement from those investments.

REQUIRED DISTRIBUTIONS UPON YOUR DEATH FOR QUALIFIED ANNUITY CONTRACTS

Upon your death under a 403(b) or other employer sponsored plan, the designated Beneficiary may generally elect to continue the Contract and receive required minimum distributions under the Contract instead of receiving the death benefit in a single payment. The available payment options will depend on whether you die before the date required minimum distributions under the Code were to begin, whether you have named a designated Beneficiary and whether that beneficiary is your surviving spouse.

If you die after a designated Beneficiary has been named, the death benefit must be distributed by December 31st of the year including the five year anniversary of the date of death, or as periodic payments not extending beyond the life or life expectancy of the designated Beneficiary (as long as payments begin by December 31st of the year following the year of death). However, if your surviving spouse is the beneficiary, the death benefit can be paid out over the life or life expectancy of your spouse with such payments beginning no later than December 31st of the year following the year of death or December 31st of the year in which you would have reached age 70  1/2, which ever is later. Additionally, if the Contract is payable to (or for the benefit of) your surviving spouse, that portion of the Contract may be continued with your spouse as the owner. The Worker, Retiree and Employer Recovery Act of 2008 suspended Required Minimum Distributions for 2009. If your beneficiary elects to receive full distribution by December 31st of the year including the five year anniversary of the date of death, 2009 shall not be included in the five year requirement period. This effectively extends this period to December 31st of the year including the six year anniversary of the date of death.

If you die before a designated Beneficiary is named and before the date required minimum distributions must begin under the Code, the death benefit must be paid out by December 31st of the year including the five year anniversary of the date of death. For contracts where multiple beneficiaries have been named and at least one of the beneficiaries does not qualify as a designated Beneficiary and the account has not been divided into separate accounts by December 31st of the year following the year of death, such contract is deemed to have no designated Beneficiary. A designated Beneficiary may elect to apply the rules for no designated Beneficiary if those would provide a smaller payment requirement. For this distribution requirement also, 2009 shall not be included in the five year requirement period.

If you die before a designated Beneficiary is named and after the date required minimum distributions must begin under the Code, the death benefit must be paid out at least as rapidly as under the method then in effect. For contracts where multiple beneficiaries have been named and at least one of the beneficiaries does not qualify as a designated Beneficiary and the account has not been divided into separate accounts by December 31st of the year following the year of death, such contract is deemed to have no designated Beneficiary. A designated Beneficiary may elect to apply the rules for no designated Beneficiary if those would provide a smaller payment requirement.

A beneficiary has the flexibility to take out more each year than mandated under the required minimum distribution rules.

Until withdrawn, amounts in a Qualified Annuity contract continue to be tax deferred. Amounts withdrawn each year, including amounts that are required to be withdrawn under the required minimum distribution rules, are subject to tax. You may wish to consult a professional tax advisor for tax advice as to your particular situation.

PENALTY FOR EARLY WITHDRAWALS

You may owe a 10% tax penalty on the taxable part of distributions received from a qualified plan (other than a plan under section 457 of the Code) before you attain age 59 1/2.

Amounts are not subject to this tax penalty if:

■	the amount is paid on or after you reach age 59 1/2 or die;
■	the amount received is attributable to your becoming disabled; or
■

the amount paid or received is in the form of substantially equal payments not less frequently than annually (Please note that substantially equal payments must continue until the later of reaching age 59 1/2 or 5 years. Modification of payments during that time period will generally result in retroactive application of the 10% tax penalty.).

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Other exceptions to this tax may apply. You should consult your tax advisor for further details.

WITHHOLDING

Unless you elect otherwise, we will withhold federal income tax from the taxable portion of such distribution at an appropriate percentage. The rate of withholding on Annuity Payments where no mandatory withholding is required is determined on the basis of the withholding certificate that you file with us. If you do not file a certificate, we will automatically withhold federal taxes on the following basis:

■

For any Annuity Payments not subject to mandatory withholding, you will have taxes withheld by us as if you are a married individual, with three exemptions. If no U.S. taxpayer identification number is provided, we will automatically withhold using single with zero exemptions as the default.

■

For certain distributions from qualified plans, which are not directly rolled over or transferred to another eligible qualified plan, we are required to withhold 20% for federal income tax. The 20% withholding requirement does not apply to (1) distributions for your life or life expectancy, or joint and last survivor expectancy of you and a designated Beneficiary; (2) distributions for a specified period of 10 years or more: (3) distributions required as minimum distributions; or (4) hardship distributions of salary deferral amounts. Amounts that are received under a Contract used in connection with a Section 457 Plan are treated as wages for federal income tax purposes and are, thus, subject to general withholding requirements.

■	For all other distributions, we will withhold at a 10% rate.

State income tax withholding rules vary and we will withhold based on the rules of your state of residence. Special tax rules apply to withholding for nonresident aliens, and we generally withhold income tax for nonresident aliens at a 30% rate. A different withholding rate may be applicable to a nonresident alien based on the terms of an existing income tax treaty between the United States and the nonresident alien’s country.

We will provide you with forms and instructions concerning the right to elect that no amount be withheld from payments in the ordinary course. However, you should know that, in any event, you are liable for payment of federal income taxes on the taxable portion of the distributions, and you should consult with your tax advisor to find out more information on your potential liability if you fail to pay such taxes.

SPECIAL CONSIDERATIONS REGARDING EXCHANGES INVOLVING 403(b) ARRANGEMENTS

Under IRS regulations generally effective in 2009, we can accept exchanges from another annuity contract only if we have entered into an information-sharing agreement or its functional equivalent, with the applicable employer or its agent. We make such exchanges only if your employer confirms that it has entered into an information-sharing agreement or its functional equivalent with the issuer of the other annuity contract. This means that if you request an exchange we will not consider your request to be in Good Order, and will not therefore process the transaction, until we receive confirmation from your employer.

ERISA DISCLOSURE/REQUIREMENTS

ERISA (the “Employee Retirement Income Security Act of 1974”) and the Code prevent a fiduciary and other “parties in interest” with respect to a plan from receiving any benefit from any party dealing with the plan, as a result of the sale of the Contract. Administrative exemptions under ERISA generally permit the sale of insurance/annuity products to plans, provided that certain information is disclosed to the person purchasing the Contract. This information has to do primarily with the fees, charges, discounts and other costs related to the Contract, as well as any commissions paid to any agent selling the Contract.

Information about any applicable fees, charges, discounts, penalties or adjustments may be found in Section 7, “What Are The Expenses Associated With The Prudential Retirement Security Annuity V?”

Information about sales of the Contract may be found in Section 10, “Other Information.” In addition, other relevant information required by the exemptions is contained in the Contract and accompanying documentation. Please consult your tax advisor if you have any additional questions.

The U.S. Department of Labor considers certain types of employer actions under a section 403(b) program to be inconsistent with the program not being subject to ERISA. Among these are employer approval of participant requests for loans and hardship withdrawals, both of which reasonably may be necessary to comply with restrictions imposed by Section 403(b) of the Code. If an employer that is a tax exempt entity is unwilling to approve participant requests for loans and hardships, such transactions may not be available to participants using funds held under the Contract. An individual employed by a tax exempt entity should check with his or her employer to determine whether loans and hardship withdrawals are available using funds held under the Contract.

SPOUSAL CONSENT RULES FOR CERTAIN RETIREMENT PLANS

Spousal consent rules may apply to retirement plans intended to satisfy Section 401(a) of the Code and plans subject to ERISA (including church plans with respect to which the plan sponsor has elected to be subject to certain provisions of ERISA and the Code).

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If you are married at the time your payments commence, you may be required by federal law to choose an income option that provides survivor annuity income to your spouse, unless your spouse waives that right. Similarly, if you are married at the time of your death, federal law may require all or a portion of the death benefit to be paid to your spouse, even if you designated someone else as your beneficiary. A brief explanation of the applicable rules follows. For more information, consult the terms of your retirement arrangement.

Defined Contribution Plans (including 401(k) Plans and ERISA 403(b) Annuities). Spousal consent to a distribution is generally not required. Upon your death, your spouse will receive the entire death benefit, even if you designated someone else as your beneficiary, unless your spouse consents in writing to waive this right. Also, if you are married and elect an annuity as a periodic income option, federal law requires that you receive a QJSA, unless you and your spouse consent to waive this right.

While spousal consent to a distribution is generally not required, such consent is required if the retirement plan in which you participate does not provide that, upon your death, your spouse will receive the entire death benefit unless your spouse consents in writing to waive this right. If the plan in which you participate is such a plan and you are married at the time your payments commence, federal law requires that benefits be paid to you in the form of a QJSA, unless you and your spouse waive that right, in writing. Generally, this means that you will receive a reduced payment during your life and, upon your death, your spouse will receive at least one-half of what you were receiving for life. You may elect to receive another income option if your spouse consents to the election and waives his or her right to receive the QJSA. If your spouse consents to the alternative form of payment, your spouse may not receive any benefits from the plan upon your death. In addition, if you are married and die before your payments commence, federal law also requires that the plan pay a death benefit to your spouse. This benefit must be available in the form of an annuity for your spouse’s lifetime and is called a QPSA. If the plan allows payment of death benefits to other beneficiaries, you may elect to have a beneficiary other than your spouse receive the death benefit, but only if your spouse consents to the election and waives his or her right to receive the QPSA. If your spouse consents to the alternate beneficiary, your spouse will receive no benefits from the plan upon your death. Any QPSA waiver prior to your attaining age 35 will become null and void on the first day of the calendar year in which you attain age 35, if still employed.

If spousal consent to a distribution is required under the retirement plan in which you participate and you select the Prudential IncomeFlex Target Benefit feature, spousal consent generally would be required in order for you (or your Spouse, if you elect the optional Spousal Benefit) to take withdrawals from the Contract (including withdrawals of the Annual Guaranteed Withdrawal Amount) that result in a distribution from the plan. Without such consent, the plan would be required to pay your plan interest in the form of a QJSA. A QPSA waiver with spousal consent generally would be required in order for your spouse to take withdrawals from the Contract (including withdrawals of the Annual Guaranteed Withdrawal Amount) if you die before your payments commence. Without such consent, the plan would be required to pay your plan interest to your surviving spouse in the form of a QPSA.

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10: OTHER INFORMATION

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY (PRIAC)

PRIAC is a stock life insurance company incorporated under the laws of Connecticut in 1981. PRIAC’s principal business address is 280 Trumbull Street, Hartford, CT, 06103. It is authorized to do business in the District of Columbia and all states. The Company issues group and individual annuities and other insurance contracts. The Company was formerly a subsidiary of Connecticut General Life Insurance Company, which is an indirect, wholly-owned subsidiary of CIGNA Corporation, Philadelphia, Pennsylvania. On April 4, 2004, the Company was acquired by The Prudential Insurance Company of America, a New Jersey corporation (“Prudential Insurance”).

The Company is a wholly-owned subsidiary of Prudential Insurance, which in turn is an indirect wholly-owned subsidiary of Prudential Financial, Inc., Newark, New Jersey, an insurance holding company. As PRIAC’s ultimate parent, Prudential Financial exercises significant influence over the operations and capital structure of PRIAC and Prudential Insurance. However, neither Prudential Financial, Prudential Insurance, nor any other related company has any legal responsibility to pay amounts that PRIAC may owe under the Contract.

THE SEPARATE ACCOUNT

We have established a Separate Account, the PRIAC Variable Contract Account A (Separate Account), to hold the assets that are associated with the variable annuity contracts. The Separate Account was established under Connecticut law on October 6, 2006, and is registered with the SEC under the Investment Company Act of 1940, as a unit investment trust, which is a type of investment company.

The assets of the Separate Account are held in the name of PRIAC and legally belong to us. Income, gains, and losses, whether or not realized, for assets allocated to the Separate Account, are, in accordance with the applicable Contracts, credited to or charged against the Separate Account without regard to other income, gains, or losses of PRIAC. Assets of the Separate Account may not be charged with liabilities arising out of any other business of PRIAC. However, all obligations under the Contract are PRIAC’s general corporate obligations. More detailed information about PRIAC, including its audited financial statements, is provided in the Statement of Additional Information.

TEXAS OPTIONAL RETIREMENT PROGRAM

The following special rules apply if you purchase the Contract in connection with the Texas Optional Retirement Program (“Texas Program”).

Under the terms of the Texas Program, Texas will make a contribution to your Contract. The Texas contribution will be credited to your Contract Value. Until you begin your second year of participation in the Texas Program, we have the right to withdraw the value of the Separate Account units purchased on your behalf with this Texas contribution. If you do not begin a second year of participation, then the value of the Separate Account units purchased with the Texas contribution will be withdrawn and returned to the State of Texas.

Under the Texas Program, withdrawals may be taken from the Contract only in the event of your death, retirement or termination of employment. During your participation in the Texas Program you may, however, transfer the Contract Value to another contract issued by PRIAC, its affiliates, or other carriers approved under the Texas Program.

LEAVING YOUR RETIREMENT PLAN – TRANSFERRING YOUR INCOMEFLEX TARGET BENEFIT GUARANTEES

If you are a Participant in an employment based retirement plan and you leave your plan, you may be able to transfer the guarantees under your IncomeFlex Target Benefit under this Contract into another variable annuity contract issued by us.

Such other contract may require a minimum initial purchase payment and may have different fees, limitations, conditions, investments, and provisions affecting the guarantees. You should read the materials concerning such contract carefully, including its prospectus, and consider the benefits and differences between it and this Contract, as offered through your retirement plan. Terms of any such contract may vary by jurisdiction, and availability is subject to regulatory approvals. If you transfer any investments or values under this Contract to any investment other than a variable annuity issued by us for such purpose, all values and guarantees under your IncomeFlex Target Benefit will immediately cease.

SALE AND DISTRIBUTION OF THE CONTRACT

Prudential Investment Management Services LLC (PIMS), a wholly-owned subsidiary of Prudential Financial, Inc., is the distributor and principal underwriter of the securities offered through this prospectus. PIMS acts as the distributor of a number of variable annuity contracts and variable life insurance products we and our affiliates offer.

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PIMS’s principal business address is Three Gateway Center, 14th Floor, Newark, New Jersey 07102. PIMS is registered as a broker/dealer under the Securities Exchange Act of 1934 (Exchange Act) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Contract is offered on a continuous basis. PIMS may enter distribution agreements with broker/dealers who are registered under the Exchange Act and with entities that may offer the Contract but are exempt from registration (firms). Applications for the Contract may be solicited by registered representatives of those firms. Such representatives will also be our appointed insurance agents under state insurance law. In addition, PIMS may offer the Contract directly to potential purchasers.

Commissions may be paid to firms on sales of the Contract according to one or more schedules. The individual representative would receive a portion of the compensation, depending on the practice of his or her firm. Any commission would be generally based on a percentage of Purchase Payments, up to a maximum of 8%.

We may also provide compensation to the distributing firm for providing ongoing service to you in relation to the Contract. Commissions and other compensation paid in relation to the Contract do not result in any additional charge to you or to the Separate Account not described in this prospectus.

In addition, in an effort to promote the sale of our products (which may include the placement of PRIAC and/or the Contract on a preferred or recommended company or product list and/or access to the firm’s registered representatives), we or PIMS may enter into compensation arrangements with certain broker/dealer firms with respect to certain or all registered representatives of such firms under which such firms may receive separate compensation or reimbursement for, among other things, training of sales personnel and/or marketing and/or administrative services and/or other services they provide to us or our affiliates. These services may include, but are not limited to: educating customers of the firm on the Contract’s features; conducting due diligence and analysis; providing office access, operations and systems support; holding seminars intended to educate registered representatives and make them more knowledgeable about the Contract; providing a dedicated marketing coordinator; providing priority sales desk support; and providing expedited marketing compliance approval to PIMS. A list of firms that PIMS paid pursuant to such arrangements, if any, is provided in the Statement of Additional Information which is available upon request.

To the extent permitted by FINRA rules and other applicable laws and regulations, PIMS may pay or allow other promotional incentives or payments in the form of cash or non-cash compensation. These arrangements may not be offered to all firms and the terms of such arrangements may differ between firms.

You should note that firms and individual registered representatives and branch managers within some firms participating in one of these compensation arrangements might receive greater compensation for selling the Contract than for selling a different contract that is not eligible for these compensation arrangements. While compensation is generally taken into account as an expense in considering the charges applicable to a contract product, any such compensation will be paid by us or PIMS and will not result in any additional charge to you not described in this prospectus. Overall compensation paid to the distributing firm does not exceed, based on actuarial assumptions, 8% of the total Purchase Payments made. Your registered representative can provide you with more information about the compensation arrangements that apply upon the sale of the Contract.

We may also compensate unaffiliated record keepers that provide sub-transfer agency or other services to support the administration of the contracts in connection with employment based plans.

In addition, we or our affiliates may provide such compensation, payments and/or incentives to firms arising out of the marketing, sale and/or servicing of variable annuities or variable life insurance offered by different Prudential business units.

LITIGATION

PRIAC may be subject to various pending or threatened legal or regulatory proceedings arising from the conduct of its business. Most of these matters are routine and in the ordinary course of business.

In October 2007, the Company filed an action in the United States District Court for the Southern District of New York, Prudential Retirement Insurance & Annuity Co. v. State Street Global Advisors, in the Company’s fiduciary capacity and on behalf of certain defined benefit and defined contribution plan clients of the Company, against an unaffiliated asset manager, State Street Global Advisors (“SSgA”) and SSgA’s affiliate, State Street Bank and Trust Company (“State Street”). This action seeks, among other relief, restitution of certain losses attributable to certain investment funds sold by SSgA as to which the Company believes SSgA employed investment strategies and practices that were misrepresented by SSgA and failed to exercise the standard of care of a prudent investment manager. Given the unusual circumstances surrounding the management of these SSgA funds and in order to protect the interests of the affected plans and their participants while the Company pursues these remedies, the Company implemented a process under which affected plan clients that authorized the Company to proceed on their behalf have received payments from funds provided by the Company for the losses referred to above. The Company’s consolidated financial statements for the year ended December 31, 2007 include a pre-tax charge of $82 million, reflecting these payments to plan clients and certain

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related costs. In September 2008, the United States District Court for the Southern District of New York denied the State Street defendants’ motion to dismiss claims for damages and other relief under Section 502(a)(2) of ERISA, but dismissed the claims for equitable relief under Section 502(a)(3) of ERISA. In October 2008, defendants answered the complaint and asserted counterclaims for contribution and indemnification, defamation and violations of Massachusetts’ unfair and deceptive trade practices law. In February 2010, State Street reached a settlement with the SEC over charges that it misled investors about their exposure to subprime investments, resulting in significant investor losses in mid-2007. Under the settlement, State Street paid approximately $313 million in disgorgement, pre-judgment interest, penalty and compensation into a Fair Fund that was distributed to injured investors and consequently, State Street paid the Company, for deposit into its separate accounts, approximately $52.5 million. By the terms of the settlement, State Street’s payment to the Company does not resolve any claims the Company has against State Street or SSgA in connection with the losses in the investment funds SSgA managed, and the penalty component of State Street’s SEC settlement (approximately $8.4 million) cannot be used to offset or reduce compensatory damages in the action against State Street and SSgA. In June 2010, the Company moved for partial summary judgment on State Street’s counterclaims. At the same time, State Street moved for summary judgment on the Company’s complaint. In March 2011, the Court denied State Street’s motion for summary judgment and, in part, the Company’s motion for partial summary judgment on State Street’s counterclaims.

Litigation and regulatory matters are subject to many uncertainties, and given the complexity and scope, the outcomes cannot be predicted. It is possible that the results of operations or the cash flow of PRIAC in a particular quarterly or annual period could be materially affected by an ultimate unfavorable resolution of a litigation or regulatory matter. Management believes, however, that the ultimate outcome of all pending or threatened litigation or regulatory matters, after consideration of applicable reserves and rights to indemnification, should not have a material adverse effect on PRIAC’s financial position.

ASSIGNMENT

This Contract must be used to fund an employer based retirement plan or arrangement, and therefore you generally may not assign the Contract during your lifetime. In all cases, the Contracts cannot be assigned without our written consent.

MISSTATEMENT OF AGE – ANNUITY PAYMENTS

If there has been a misstatement of the age of any person, or any other relevant facts upon whose life Annuity Payments are based, then we will make adjustments to conform to the facts. As to Annuity Payments: (a) any underpayments by us will be remedied on the next payment following correction; and (b) any overpayments by us will be charged against future amounts payable by us under your Annuity.

MISSTATEMENTS AND CORRECTIONS AFFECTING THE PRUDENTIAL INCOMEFLEX TARGET BENEFIT

If we discover that your age, your spouse’s age or any other fact pertaining to our guarantees under the Prudential IncomeFlex Target Benefit was misstated, or we discover a clerical error, then, to the extent permitted by applicable law, we will make adjustments to any fees, guarantees or other values under this Annuity to reasonably conform to the facts following our established procedures, which shall be applied on a uniform basis.

SERVICE PROVIDERS

We generally conduct our operations through staff employed by us or our affiliates within the Prudential Financial family. Certain discrete functions have been delegated to non-affiliates that could be deemed “service providers” under the Investment Company Act of 1940. The entities engaged by us may change over time. As of December 31, 2010, non-affiliated entities that could be deemed service providers to the separate account funding the Contracts consisted of the following: Broadridge Financial Solutions (proxy tabulation services) located at 60 Research Road, Hingham, MA 02043; Diversified Information Technologies Inc. (mail handling and records management) located at 123 Wyoming Avenue, Scranton, PA 18503; RR Donnelley Receivables Inc. (printing annual reports and prospectuses) located at 111 South Wacker Drive, Chicago, IL 60606-4301; State Street Bank – Kansas City (custodian and accumulation unit value calculations) located at 801 Pennsylvania Avenue, Kansas City, MO 64105; Broadridge (fulfillment vendor for mailing applications, forms, prospectuses, etc.) located at 1981 Marcus Avenue, Lake Success, NY 11042.

STATEMENT OF ADDITIONAL INFORMATION

Contents:

■	Company
■	Experts
■	Principal Underwriter
■	Payments Made to Promote Sale of Our Products
■	Determination of Accumulation Unit Values
■	Federal Tax Status
■	Financial Statements

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HOW TO CONTACT US

You can contact the Prudential Retirement Service Center by:

■	calling 1-877-778-2100 during our normal business hours, Monday through Friday, or our telephone automated response system at 1-877-778-2100 24 hours per day.
■

writing to us via regular or express mail at 30 Scranton Office Park, Scranton, PA 18507-1789. NOTE: Failure to send mail to the proper address may result in a delay in our receiving and processing your request.

■	accessing information our internet website at www.prudential.com/online/retirement.

You can obtain account information by calling our automated response system and at www.prudential.com/online/retirement. Our customer service representatives are also available during business hours to provide you with information about your account. You can request certain transactions through our telephone voice response system, our internet website or through a customer service representative. You can provide authorization for a third party, including your attorney-in-fact acting pursuant to a power of attorney or your Financial Professional, to access your account information and perform certain transactions on your account. We require that you or your representative provide proper identification before performing transactions over the telephone or through our internet website. This may include a Personal Identification Number (PIN). You may establish or change your PIN by calling our automated response system and at www.prudential.com/online/retirement. Any third party that you authorize to perform financial transactions on your account will be assigned a PIN for your account.

Transactions requested via telephone are recorded. To the extent permitted by law, we will not be responsible for any claims, loss, liability or expense in connection with a transaction requested by telephone or other electronic means if we acted on such transaction instructions after following reasonable procedures to identify those persons authorized to perform transactions on your Annuity using verification methods which may include a request for your Social Security number, PIN or other form of electronic identification. We may be liable for losses due to unauthorized or fraudulent instructions if we did not follow such procedures. PRIAC does not guarantee access to telephonic, facsimile, Internet or any other electronic information or that we will be able to accept transaction instructions via such means at all times. Nor, due to circumstances beyond our control, can we provide any assurances as to the delivery of transaction instructions submitted to us by regular and/or express mail. Regular and/or express mail (if operational) will be the only means by which we will accept transaction instructions when telephonic, facsimile, Internet or any other electronic means are unavailable or delayed. PRIAC reserves the right to limit, restrict or terminate telephonic, facsimile, Internet or any other electronic transaction privileges at any time.

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PLEASE SEND ME A STATEMENT OF ADDITIONAL INFORMATION THAT CONTAINS FURTHER DETAILS ABOUT THE PRUDENTIAL RETIREMENT SECURITY ANNUITY V DESCRIBED IN PROSPECTUS

(print your name)

(address)

(city/state/zip code)

Variable Annuity Issued by: PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY A Prudential Financial Company 280 Trumbull Street Hartford, CT 06103-3509	Variable Annuity Distributed by: PRUDENTIAL INVESTMENT MANAGEMENT SERVICES LLC A Prudential Financial Company Three Gateway Center, 14th Floor Newark, NJ 07102

MAILING ADDRESS:

PRUDENTIAL RETIREMENT SERVICE CENTER

30 Scranton Office Park,

Scranton, PA 18507-1789

Prudential Retirement 30 Scranton Office Park Scranton, PA 18507-1789	PRESORTED STANDARD U.S. POSTAGE PAID PRUDENTIAL

Ed. 12-2011 SS-IFX-V-PROSP	NOT01SU030

Gina R. Wardlow

Director and Corporate Counsel

Law Department – Prudential Retirement

The Prudential Insurance Company of America

200 Wood Avenue South

Iselin, NJ 08830

Tel 732 482-4568 Fax 732 482-8022

gina.wardlow@prudential.com

December 20, 2011

Sally Samuel, Esquire

Senior Counsel, Office of Insurance Products

Securities and Exchange Commission

100 F Street, NE

Washington DC 20549-4644

RE:	PRIAC Variable Contract Account A

Form N-4 Registration Statement

File No. 333-162553

Dear Ms. Samuel:

This letter responds to your comments regarding the above-referenced Registration Statement provided during your December 2, 2011 conversation with myself and Adam Scaramella from the Prudential Retirement Law Department. To assist with your review, below we restate each of your comments and follow with our response. In addition, we include herewith a printed copy of the Registration Statement marked to show the changes we propose in response to your comments and to reflect other disclosure changes we have made. This letter and a blacklined draft have been filed as correspondence on EDGAR.

Prudential Retirement Security Annuity IV Comments

1.	Summary of Contract Expenses – Periodic Account Expenses (Page 4)

Delete footnotes 3, 4 and 5. The maximum expenses are disclosed in the chart and do not need to be restated in the footnotes. All other disclosure should be included within the discussion of the fee or charge.

RESPONSE: The above referenced footnotes were deleted. The disclosure relating to reduced fees due to economies of scale and other factors was included within the discussion on page 30 under Section 7 “What are the Expenses Associated with the Prudential Retirement Security Annuity IV?”

2.	Short Term Cancellation Right or “Free Look” (Pages 7 and 10-11)

(a) The “free look” discussion in the Section 1 summary and within Section 1 under the heading “Short Term Cancellation Right or “Free Look”” should be clarified as discussed.

RESPONSE: The “free look” discussion in the summary of Section 1 and within Section 1 was revised as discussed.

(b) Parenthetical references to Plan Type B should be removed or clarified. This change should also be made throughout the Prospectus as appropriate.

RESPONSE: The statement that the cancellation privilege may not being available for certain plan types was revised to remove the reference to Plan Type B and to indicate that the investor’s retirement plan not make available such a cancellation privilege.

Parenthetical references to Plan Type B were also removed from the following sections and pages- Section 4 summary, page8; “Payment Provisions”, page 15; “Plan Type B”, page 18; “Spousal Benefit”, page 21; “Withdrawals Under the Prudential IncomeFlex Target Benefit”, page 24; “Allocation of Purchase Payments”, page 28; “Exceptions/Reductions to Fees and Charges” page 31; “Withdrawals In Connection with Plan Loans”, page 32; “Withholding”, page 37; and “Leaving You Retirement Plan”, page 39.

3.	Payments to PRIAC (Page 12-13)

The discussion should be revised to include payments received by PRIAC specific to the applicable portfolio offered under the Annuity.

RESPONSE: We have revised the discussion to indicate that PRIAC will receive a fee of .35% of the average assets allocated to the portfolio annually for this product and to retain disclosure regarding fees received by PRIAC related other variable annuity contracts.

4.	Termination of the IncomeFlex Benefit and Waiting Period (Page 27)

The reference to Plan Type B should be removed consistent with the above comment and the statement in bold should not be in bold.

RESPONSE: The parenthetical reference to Plan Type B was removed and the bolded statement was revised to remove the bold font.

5.	Insurance and Administrative Charges (Page 30)

The discussion within the Insurance and Administrative Charges section should be revised as discussed.

RESPONSE: The discussion has been revised accordingly.

Prudential Retirement Security Annuity V Comments

1.	Summary of Contract Expenses – Periodic Account Expenses (Page 4)

Delete footnotes 3, 4 and 5. The maximum expense are disclosed in the chart and do not need to be restated in the footnotes. All other disclosure should be included within the discussion of the fee or charge.

RESPONSE: The above referenced footnotes were deleted. The disclosure relating to reduced fees due to economies of scale and other factors was included within the discussion on page 28 under Section 7 “What are the Expenses Associated with the Prudential Retirement Security Annuity IV?”

2.	Short Term Cancellation Right or “Free Look” (Pages 7 and 10)

The “free look” discussion in the Section 1 summary and within Section 1 under the heading “Short Term Cancellation Right or “Free Look”” should be clarified as discussed.

RESPONSE: The “free look” discussion in the summary of Section 1 and within Section 1 was revised as discussed. The statement that the cancellation privilege may not being available for certain plan types was revised to indicate that the investor’s retirement plan not make available such a cancellation privilege.

3.	Payments to PRIAC (Page 12)

The discussion should be revised to include payments received by PRIAC specific to the applicable portfolio offered under the Annuity.

RESPONSE: We have revised the discussion to indicate that PRIAC will not receive revenue sharing payments related to the Annuity and to retain disclosure regarding the maximum fee PRIAC may receive annually related other variable annuity contracts.

4.	What is the Death Benefit? (Page 17)

The language indicating that certain types of retirement plan should be clarified and made applicable to the individual purchasing the Annuity.

RESPONSE: The parenthetical statement was removed and the language was clarified to specifically indicate that the investor’s retirement plan may require that the death benefit be paid in the form of a QPSA.

5.	Insurance and Administrative Charges (Page 28)

The discussion within the Insurance and Administrative Charges section should be revised as discussed.

RESPONSE: The discussion has been revised accordingly.

We appreciate your attention to this filing. Upon your review, we will supplement the Registration Statement to include all required exhibits and other disclosure. Should you have any questions regarding this submission, please feel free to contact me at 732-482-4568.

Very truly yours,

/s/ Gina R. Wardlow

Gina R. Wardlow

Enc: 1

Cc: Adam Scaramella